

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 12-15-06





07043055

January 23, 2007

Harold E. Schwartz
Group Counsel
American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/23/2007

Re: American Express Company
Incoming letter dated December 15, 2006

Dear Mr. Schwartz:

This is in response to your letter dated December 15, 2006 concerning the shareholder proposal submitted to American Express by Peter Lindner. We also have received a letter on the proponent's behalf dated January 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Peter Lindner
1 Irving Place, Apt. G-23-C
New York, NY 10003

4962


AMERICAN
EXPRESS

American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

December 15, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

American Express Company (the "Company") received on October 11, 2006 a proposal dated December 30, 2006 [sic] (the "Proposal") from Peter W. Lindner (the "Proponent"), which Mr. Linder seeks to include in the proxy materials for the Company's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. In addition, for your information we have included copies of written and e-mail correspondence between Mr. Lindner and various Company personnel regarding the Proposal (which, in the case of certain of the correspondence, also refers to other matters raised by the Proponent). The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 23, 2007. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 12, 2007, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the Company's proxy materials for the 2007 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal would require the Company to "[a]mend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2007 Annual Meeting on any of three separate grounds. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. Additionally, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company. Finally, it may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "Adopting Release").

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the proposal seeks to establish mandatory penalties for Code violations, and to the extent that those penalties would be formulated in part by shareholder representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

To this end, the Division has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to

Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. In Monsanto Company (Nov. 3, 2005), for example, the Commission granted no-action relief where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct. Similarly, in NYNEX Corp. (Feb. 1, 1989), the Staff determined that a proposal to form a special committee to revise the existing code of corporate conduct fell within the purview of "ordinary business operations" and could therefore be excluded. *See also* Transamerica Corp. (Jan. 22, 1986) (proposal to form a special committee to develop and promulgate a code of corporate conduct excludable). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business. We respectfully submit that the Proposal may be excluded on similar grounds.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the Proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (avail. Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears towards the Company and its management.

The fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the Proposal's supporting statement itself. The Proponent readily acknowledges therein that he has a "material interest" in the Proposal, namely that "[h]e has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees." To the extent that the Proposal arises from the Proponent's personal dispute with the Company about the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, he filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, the Proponent has since brought a another action against the Company, which is presently pending in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. It seems clear that the Proponent has filed the Proposal here as one of many tactics he believes will exact some retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals

presented by disgruntled former employees with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g.*, International Business Machines Corporation (Dec. 18, 2002); International Business Machines Corporation (Nov. 17, 1995); Pfizer, Inc. (Jan. 31, 1995). The Company submits that the same result should apply here.

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading or (ii) the resolution is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly...makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. Here, the Proposal contains several statements charging the Company and its management with improper conduct; in particular, the Proposal states that (i) the Code is "frequently breached and never enforced," (ii) "management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance," and (iii) the "lack of adherence to basic principles of conduct erodes confidence in the Company [and] has affected or will affect the market price of the Company's shares." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these claims. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(3). *See* Eastern Utilities Associates (Mar. 4, 1975) (proposal excluded for violation of Rule 14a-9 due to lack of factual foundation).

Additionally, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See, e.g.*, The Proctor & Gamble Company (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); Philadelphia Electric Company (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby

"representatives of Amex's board, management, employees and shareholders" will be chosen, nor does it make clear how the distinction between these overlapping groups will be drawn. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. As was the case in Philadelphia Electric Company, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned; for this reason, the Company respectfully submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Company respectfully requests the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2007 Annual Meeting. Based on the Company's timetable for the 2007 Annual Meeting, a response from the Division not later than March 1, 2007 would be of great assistance.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 212-640-1444 (facsimile – 212-640-0360; e-mail – harold.e.schwartz@aexp.com).

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Harold E. Schwartz
Group Counsel

cc: Mr. Stephen P. Norman
Richard M. Starr, Esq.

Mr. Peter W. Lindner
1 Irving Place
Apt. G-23-C
New York, New York 10003

EXHIBIT A

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner
1 Irving Place, Apt. G-23-C
New York, New York 10003

Date: December 30, 2006

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2007.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner
1 Irving Place, Apt. G-23-C
New York, New York 10003

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus ___ shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

American Express Company

Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted By Peter W. Lindner

<u>Index of Correspondence between Mr. Lindner and American Express Company</u>

1. E-mail, dated December 3, 2006 (10:52 pm), from Mr. Lindner to Stephen P. Norman, Secretary and Corporate Governance Officer of American Express Company (the "Company")
2. E-mail, dated November 21, 2006 (11:01 pm), from Mr. Lindner to Mr. Norman
3. E-mail, dated November 9, 2006 (11:21 pm), from Mr. Lindner to Mr. Norman
4. E-mail, dated November 8, 2006 (10:38 pm), from Mr. Lindner to Harold E. Schwartz, Group Counsel of the Company
5. E-mail, dated November 8, 2006 (6:28 am), from Mr. Lindner to Mr. Schwartz
6. E-mail, dated November 7, 2006 (10:19 pm), from Mr. Lindner to Mr. Schwartz
7. E-mail, dated November 1, 2006 (9:42 pm), from Mr. Lindner to Mr. Schwartz
8. E-mail, dated October 31, 2006 (8:34 pm), from Mr. Lindner to Mr. Schwartz
9. E-mail, dated October 31, 2006 (6:33 pm), and letter, dated October 31, 2006, from Mr. Schwartz to Mr. Lindner
10. E-mail, dated October 24, 2006 (6:37 am), from Mr. Lindner to Mr. Schwartz
11. E-mail, dated October 23, 2006 (10:06 am), from Mr. Norman to Mr. Lindner
12. E-mail, dated October 22, 2006 (2:10 pm), from Mr. Lindner to Mr. Schwartz
13. E-mail, dated October 11, 2006 (8:29 pm), from Mr. Lindner to Mr. Norman
14. E-mail, dated October 3, 2006 (4:04 pm), from Mr. Lindner to Mr. Norman
15. E-mail, dated October 3, 2006 (11:24 am), from Mr. Lindner to Mr. Schwartz
16. E-mail, dated October 2, 2006 (6:21 pm), from Mr. Lindner to Mr. Norman
17. E-mail, dated October 2, 2006 (5:48 pm), from Mr. Lindner to Mr. Norman

18. Letter, dated September 29, 2006, from Mr. Schwartz to Mr. Lindner

19. E-mail, dated September 21, 2006 (4:22 pm), from Mr. Lindner to Mr. Norman

20. E-mail, dated September 21, 2006 (3:05 pm), from Mr. Norman to Mr. Lindner

21. E-mail, dated September 19, 2006 (2:59 pm), from Mr. Norman to Mr. Lindner

22. Letter, dated March 30, 2006, from Mr. Schwartz to Mr. Lindner

23. Letter, dated February 18, 2006, from Mr. Lindner to Mr. Norman

24. E-mail, dated February 8, 2006 (11:40 pm) from Mr. Lindner to Ronald Stovall, Senior Vice President of Investor Relations of the Company



"Peter Lindner" <nyc10003@nyc.rr.com>

12/03/2006 10:52 PM

To: Stephen P Norman/AMER/CORP/AEXP@AMEX
cc: Harold E Schwartz/AMER/CORP/AEXP@AMEX, "Tom Luz" <Tluz@pearcenluz.com>
Subject: Peter Lindner's supporting letter for his Amex Shareholder Proposal

Mr. Norman:

Please forward this supporting letter for my shareholder proposal to your Governance and Nominating Committees, which you indicated on Tuesday November 21 that you would do. I said I would try to get that letter to you in two or three weeks.

If I missed their meeting, I'd appreciate if you would send them the letter as a courtesy copy for them.

As I note in the attached letter, I still have not been given in writing your objections to my shareholder proposal which you are planning to do under the SEC rules and which I hereby request.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647



cell: 917-207-4962 Governance Committee.doc

Governance Committee and Nominating Committee:

Mr. Stephen Norman ventured that I could make this supporting statement for my shareholder proposal regarding American Express's (Amex's) Code of Conduct ("Code"). I thank you for the opportunity and for your time.

Congress has a faulty Ethics Committee, and it is to be addressed by the new incoming Democrats. I feel that Amex's situation is parallel, and that we need to revamp the methods used for Amex resolving ethical challenges.

For instance, Mr. Norman indicated that he reports incidents to your committee and that the Code is being revised. Well, that may be true, but that does not mean that there will be a big change from the way it has been done. I am proposing a major shift in the Code, that will not be in line with how US companies handle such matters. Rather, it will be ahead of and a major departure from the state of the art. In order to make a big change, we must have the intellectual resources as well as the factual data to make these decisions and policy. When a Truth Commission[1] was established, there were few precedents for such a procedure, and it has worked well. In Congress, Tom DeLay may well get pardoned by President Bush, but a number of felons in Congress show us that there are big problems. The Speaker of the US Congress (second in line for the Presidency after the VP) may well have covered up incidents relating to Mark Foley's pages, and then decided against staying in that post.[2] The Amex shareholders should be able to have a corporation which has fewer ethical challenges and a bit more leadership in this area.

---

[1] "Generally, truth commissions are bodies established to research and report on human rights abuses over a certain period of time in a particular country or in relation to a particular conflict." The United States Institute of Peace is an independent, nonpartisan, national institution established and funded by Congress.
http://www.usip.org/library/truth.html

[2] "J. Dennis Hastert, who will step down as speaker in January when Democrats take the majority in the 110th Congress, declined to run for the leadership."
http://select.nytimes.com/search/restricted/article?res=F60917FE3E5A0C7B8DDDA80994DE404482
Yet a month earlier, Mr. Hastert would admit to no such thing, in a CNN story entitled "Hastert says he won't step aside over Foley scandal":

> "House Speaker Dennis Hastert on Thursday said that he has "done nothing wrong" and that he will not step down over the controversy surrounding former Rep. Mark Foley.
> "I'm going to run and presumably win in this election, and when I do I expect to run for speaker," the Illinois Republican told reporters at his district office outside Chicago."

The news article continued that "Hastert also suggested that the release of Foley's correspondences may be a ploy by Democrats to get the upper hand during next month's midterm elections. "
The parallels continue, since Hastert said he wanted to investigate with outsiders and then informed Pelosi, instead of working together:

> "Hastert called Pelosi to notify her that he was bringing in an outside investigator, and Pelosi pointed out to him that the move was a "unilateral decision," spokeswoman Jennifer Crider said.
> "He said 'I'm calling to notify you' and Pelosi responded, 'You'll do what you'll do,' " she said."

It's an interesting, still changing story some 2 months after being reported.
http://www.cnn.com/2006/POLITICS/10/05/hastert.foley/index.html

I wonder if you are aware, statistically, of how many problems are caused in Amex by infractions of the Code, and how many could be avoided if the Code were substantially changed? You have an Ombudsman who works anonymously to help employees. Has that truly helped, and if so, can it be documented, and can its failures also be documented? Do the firings and demotion of employees and complaints via performance reviews all trigger incident reports? Are these incidents linked to specific sections of the Code? I hope so, but I doubt it.

In Amex, when a cardmember promises to mail a payment in time, and does so, a mark is kept in his file indicating "promise kept." There is the flip side of a "broken promise," which is used in actions taken by Amex against the cardmember. I think that promises made by Amex managers of 60,000 employees should be, but are not, tallied like the promises made by the 20million cardmembers. Moreover, I feel that no one records the vengeful actions by managers nor the actions which destroy morale and weaken Amex's structure, such as promotion of cronies for carrying out the bidding of corrupt managers.

There are many things I would like to add to this letter, but I prefer to keep this brief. I am prepared to talk to you personally about it. But the concept is that a major change in the Code

- should be researched,
- should be based upon data rather than thoughts ("data based decisioning"),
- should have new venues such as the Internet and/or Blogs and/or Wiki be tried to collect ideas and information.
- that a cross-section of stakeholders should be involved
- should be revised within one year using data from 1995 to the present
- should have academics, business leaders, and others ought to be consulted
- should reflect the best in Amex and be a leader in American Business on this issue, rather than be in the middle-of-the-pack

Mr. Norman has not formally told me of why he is fighting my proposal on "substantial" grounds. I wish to point out that Mr. Norman fought my proposal originally on "procedural" grounds that were frivolous, and which he gentlemanly later withdrew. One of the frivolous grounds was that I did not own $2,000 worth of Amex shares, and that the $70,000 in Amex's ISP fund were not shares, despite the fact that the prospectus says that the underlying shares would be given "full voting rights."[3] After Mr. Norman agreed with me, Mr. Harold ("Hal") Schwartz, Esq. wanted to dispute it. So, what is so bad about my proposal? Well, in his "substantive" objections, Mr. Norman states that:

- I have a personal grievance
- This is already being done by management

Both of these are sad. First of all, there are a number of shareholder proposals that were rejected by American corporations as being "personal grievances," including proposals relating

[3] "American Express Incentive Savings Plan (the "ISP")" says on page 104 (22 of 89): "Even though you do not own shares of American Express Company, you will have full voting rights for the common shares underlying the units allocated to your ISP account."
2006_Amex_SPD_041206.pdf

to equal rights for gays being proposed by a gay man. Well, the SEC later rejected that reason, saying that other gays might well be affected. Surely we would not want to revert to the thinking that only people not affected by a proposal can make a proposal; in fact, that is the opposite of what the US Constitution requires that cases must be a real controversy. Secondly, my proposal is NOT being done by management already any more than ethics is already being handled by the US Congress; in both cases, it is being done poorly and needs a major re-write. As for it not being the scope of what shareholders may propose, I would say that if management is doing something inept, then shareholders can and should act to compel management. Moreover, the Code is not a purely internal document, since it is posted on the Web, filed with the SEC, and required under Sarbanes-Oxley.

I formally proposed to Mr. Norman to withdraw my shareholder proposal if the plan I suggest were formally adopted, and Hal encouraged me to write this, in the course of Hal's negotiations with me on the proposal. It saddens me that Mr. Norman would rather fight this and not even negotiate[4], than do what may be good for Amex, its employees, its customers and also its shareholders. I am also running for membership on the Amex Board of Directors, since it became apparent that this process needs to be shepherded through with a change in managerial control. So, I am asking you to please vote for my shareholder proposal on a major revision of the Amex Code of Conduct and vote for me as a fellow Board Member.

(signed)
Peter W. Lindner
Sunday, Dec. 3, 2006

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962
email: nyc10003@nyc.rr.com

c:\documents and settings\plindner\my documents\my documents\amex_trs\peter lindner shareholder proposal\governance committee.doc

[4] It was only later that Hal informed me that he was not authorized to negotiate, and that I should find out from Mr. Norman with whom I was to negotiate. That later conversation with Mr. Norman led him to say I could include this supporting letter.



"Peter Lindner" <nyc10003@nyc.rr.com>

11/21/2006 11:01 PM

To: Stephen P Norman/AMER/CORP/AEXP@AMEX
cc: Harold E Schwartz/AMER/CORP/AEXP@AMEX, "Tom Luz" <Tluz@pearcenluz.com>
Subject: Governance and Audit Committes, and the Code

Dear Mr. Norman:

It was good talking to you today at 1:40pm, when I asked for someone with whom to negotiate on my Shareholder's Proposal.

You informed me that the Governance Committee already has my proposal, but allowed that I could submit supporting information, which I now intend to do. Please inform the Governance committee of my intent to submit it, hopefully in the next 1 to 3 weeks.

Also, you told me that you are in the process of revising the "Code of Conduct," and that you welcome data based decisioning. I am glad that we are in agreement on that. However, I feel that to revise the Code, one needs a set of data based on past events, both at Amex and at kindred companies (Fortune 100, banks, etc.). You further advised me that you report yearly to the Audit Committee of events that transpired, which might have been averted by the Code. Please tell them of my Shareholder Proposal, and the need to integrate this process, which you say you will not negotiate with me on, unless the SEC requires it.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962



"Peter Lindner" <nyc10003@nyc.rr.com >

11/09/2006 11:21 PM

To: Stephen P Norman/AMER/CORP/AEXP@AMEX
cc: Harold E Schwartz/AMER/CORP/AEXP@AMEX, "SEC - Corporate Finance" <cfletters@sec.gov>
Subject: American Express: Rule 14A8 "No-Action" Process reasons should be negotiated before submission to SEC

Thursday, November 9, 2006

Dear Mr. Norman,

<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

I spoke with your lawyer Mr. Harold "Hal" Schwartz today, and he informed me of some of your objections to my shareholder proposal.

However, he said he could not negotiate on the shareholder proposal, and said I should ask you who would be able to negotiate with me prior to your rejecting my proposal as a "No-Action" process to the SEC.

I hereby request that you set up an appointment with me and whomever you designate can negotiate with me on my shareholder proposal.

My summary of the conversation at 1pm today with Hal, my rebuttal, and my requests, along with the newspaper articles I mentioned to Hal, are attached / below. I think it is timely that Democrats taking over the House and the Senate have caused the NY Times to reflect that the ethics in the Congress ought to change; my feeling is that this applies to American Express's Code of Conduct.

Sincerely yours,

Peter W. Lindner
<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

<u>Requests and Summary of Conversation</u>

I spoke with your lawyer Hal (Mr. Harold Schwartz, Esq.) today, who informs me that he is not able to negotiate with me on my Shareholder Proposal, and told me to contact you on that, since you are the person dealing with shareholders. I hereby formally request someone competent/authorized to "work out these differences before contacting us [the SEC]", in line with the SEC recommendation that I have stated here for several weeks:

"" I [Peter Lindner] am also still abiding in the belief of SEC rule 14a-8 in which the SEC says:

"We encourage shareholders and companies to work out these differences before contacting us."

"”

Also, I understand that[1] your rejection will be publicly available under SEC rules. I would also like to request your permission to make all of my correspondence with you and your replies available, perhaps on a web site.

I thought we were making progress today, when Hal said that Amex would revise its Code of Conduct and wanted my input, but did not want to spend money on it.

He said that there were 2 substantive objections to my proposal:

1) That I had a personal grievance[2]
2) That this is under 14A8 a management matter.[3]

Let me rebut both of them. But I would like you (or Hal) to specifically tell me in writing (**before** you reject my proposal when writing to the SEC) what personal grievance you feel I have and why this is solely a management matter.

I told Hal that if what he says on item 1 is true, then I cannot submit a proposal until after I beat you in court on my lawsuit against Amex, or you beat me in court or we settle out of court. This is not fair. I am not asking that you review my lawsuit/case in my proposal. I am asking that the Code of Conduct be updated by first conducting a study of all the cases that went wrong under the (old or current) Code of Conduct.

Item #1: That I had a personal grievance

When Hal informed me of your courtly proposal that I can tell you how I want the Code of Conduct changed, I told him that I have no idea. I want "data based decisioning," since I do not know of the many cases where the Code of Conduct failed. I cited the example (attached) from the NY Times this week about doctors saying that preventive care of foot ulcers stops leg amputations. I said to Hal, "If I were to make a proposal to improve the health in the US, and you asked me what was needed, I would have to say I don't know. What is needed, aside from making sure everyone gets health care, is a study to find out what problems are big, and what can be done to stop a crisis." Surely I don't personally know if blacks or married people or your international employees with bribery issues are to be addressed. Yes, treat everyone fairly, but beyond platitudes, we need to see what issues are major. In fact I said to Hal, suppose Amex decided that it would not issue Amex cards to people without jobs. Now that sounds like a reasonable idea; but if Amex did a study, they might find that billionaires would be excluded, which would be a bad idea. So data should be the basis for our actions, not mere thinking.

Moreover, I pointed out to Hal, who suggested that he had no idea how to get the data, that one way is via the web. Amex could address people who have ever been fired or compromised by Amex in the last ten years to respond with their particulars to the group whom Amex is delegating to investigate. Hal said I should not see the data. I told Hal that I did not want to see the data, but I wanted someone competent to review the data on the history of Code of Conduct

violations. And to survey the Fortune 100 (or Fortune 1,000) Companies to see how their Code of Conduct handles situations, and to get academics involved. Hal scoffed at academics, but I feel that there are knowledgeable people in this area who are NOT company executives.

Item #2: That this is under 14A8 a management matter.

On item #2, the Code of Conduct is not an internal matter, since you publish it on the web, and submit it to the SEC. Congress legislated the Sarbanes Oxley Act which compelled changes to the Amex Code of Conduct. So, it cannot be argued that this is solely an internal matter. Moreover, if the shareholders sense or vote to require a stronger Code of Conduct, why then it ceases to be purely a management internal issue. After all, Ken Lay of Enron had a personal hand in the Enron Code of Conduct, and if shareholders wanted to put teeth into the Enron Code of Conduct, I am sure he would argue that it is not a shareholder prerogative. Moreover, if you feel you are going to revise the Code of Conduct anyhow, then I wish to withdraw my proposal if you do the substance of what I ask. Hal refused to agree to this in writing, and I feel that I cannot rely upon his spoken word, but need written assurances from Amex that you intend to revise the Code of Conduct, and in what manner you will do so.

[1] "Public Availability of Rule 14a-8 Materials and Processing Matters
Under SEC Rule 82 (17 CFR §200.82), all materials filed with the SEC are publicly available. When a company submits a no-action request, a copy of the request is forwarded immediately to the SEC's Public Reference Room. This includes all written communications related to materials filed under Rule 14a-8, which may be voluntarily submitted by shareholder proponents or other persons."
Details explaining Shareholders Proposals SLA_10052004.pdf; http://www.nixonpeabody.com/

[2] Perhaps: "Rule 14a-8(i)(4)
The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large."
SEC rules on shareholder proposal process cfslb14.pdf

[3]Perhaps: "Rule 14a-8(i)(7)
The proposal deals with a matter relating to the company's ordinary business operations."



NY Times Editorial on a Clean Start for Ethics after Election.doc



Congress is at its peak when it investigates.doc



Metaphor for Code of Conduct -To Prevent Amputations Doctors Call for Aggressive Care.doc

NY Times Editorial

A Clean Start

http://www.nytimes.com/2006/11/09/opinion/09thu2.html?_r=1&oref=slogin

November 9, 2006

Nancy Pelosi, the House Democratic leader, spent much of the campaign season vowing that if her party took control in January, the first order of business on day one would be ethics reform. It was a smart selling point to a country sick of Republican abuses. It looks even smarter now that the Democrats have won.

Ms. Pelosi and her party will face endless challenges in the new year, notably the need to figure out exactly what they want to pressure the president to do about Iraq. But the absolute top priority has to be coming up with a way to save the party from itself. The House Democrats are perfectly capable of replicating the Republicans' fall from grace. They need to throw up protections right away, while they are most conscious of the dangers and least prey to temptation.

Many of the Republicans who took control in 1994 saw themselves as reformers from the heartland. But their leaders soon convinced themselves that the Democrats were a force so evil that any effort was justified in keeping them at bay. To do that, they made lobbyists a regular part of the government as they traded perpetual access for campaign re-election money. They created an extraordinarily efficient system for running the House, in which even moderate Republicans were iced out of the decision-making process. Enamored with their own sense of virtue, they shut down the ethics process.

Ms. Pelosi has an excellent agenda that includes imposing an effective ban on all gifts from lobbyists — including free rides on corporate jets — and publicly disclosing the secret "earmarks" that get inserted into legislation on behalf of special interests before they're passed into law. Those are both critical ideas that would indeed need to be passed on the first day, while the Democrats are filled with fervor and not totally focused on what they're giving up.

But she also needs enforcement that works. The stunning thing about corruption scandals is the way they happen over and over again, with people who should have long since learned their lesson somehow able to convince themselves that they will never get caught. The House ethics committee is moribund, and even efforts at revival are unlikely to make it capable of frightening the lawmakers into new behavior patterns.

The new majority should establish a truly independent office empowered to investigate lawmakers' ethics lapses. The first time Ms. Pelosi lets it go forward with an embarrassing investigation of one of her own members is the time that Democrats will begin to understand that things are indeed different.

Members of Congress tend to live in a bubble that reinforces the feeling that they are special and immune to normal rules. Being forced to fly coach, to pay one's own tab at the golf course and resort, are useful reminders of their mortality. But the most destructive bubble of all is the one that shields elected officials from opinions other than their own. To really change the House culture, Ms. Pelosi will need to overcome the toxic take-no-prisoners political climate in which any concession to the other side is seen as a sign of weakness.

No one expects her to drop the rules that give the majority leadership powerful control over the House agenda. But Republicans have to be given a role in the legislative process, and the Democratic rank and file must be shown that agreeing with the Republicans on particular issues is not a capital sin.

She can send a good signal, for instance, by appointing Representative Jane Harman of California as head of the Intelligence Committee. Ms. Harman has been the ranking Democrat, and she has, in general, done her job well. But some of her fellow members regard her as insufficiently aggressive when it comes to criticizing the Bush administration. Ms. Pelosi, who does not get along well with Ms. Harman, is said to be considering Representative Alcee Hastings of Florida, a former federal judge who was impeached on bribery charges and removed from the bench. If she wanted to put her wrong foot forward, that would be a good way to do it.

"Congress is at its peak, not when it legislates, but when it investigates."

NBC Nightly News, Thursday, November 9, 2006

Peter Lindner's commentary:

> Mr. Harold Schwartz, Esq. told me in a conversation today Thursday, Nov. 9, 2006 at 1pm that Mr. Stephen Norman says I should tell him what aspects of the Amex Code of Conduct need changing. I replied that I don't know, and that I want "data based decisioning". In other words, to use an analogy, if I wanted to make the US healthier, a person may say, what do I want specifically to do. I don't think that I could come up with the idea that we should monitor people with leg ulcers and aggressively treat them to prevent amputations. The only way to know that is to look at all the medical problems, and see what would have averted their catastrophes. For instance, the article cites that
>
> > "At present, he points out, only 14 percent of general practitioners perform foot exams during yearly patient visits."
>
> Well, the medical community knows that because they studied the data over a period of time. The doctors did not say that it's a good idea to care for people, and look at their arms, legs, ears, and throat. They found out that legs needed attention.
>
> Similarly, I don't know which part of Amex's health as helped by the Amex Code of Conduct needs to be improved. Maybe all of it, but maybe a study over the past ten years will reveal certain extreme situations that could have been averted if timely attention were paid to them. Maybe black people or married people or bribery in foreign countries is a serious issue, but unfortunately, I have no personal experience in any of those 3 areas. But I do know that examining the past data of ethical incidents at Amex might reveal some small early changes that can yield a high return or even avoid a high loss.

To Prevent Amputations, Doctors Call for Aggressive Care
By ELIZABETH SVOBODA

NY Times, November 7, 2006

After leaving her job at NASA's Goddard Space Flight Center in Maryland, Elaine Fry mapped out her life as an active retiree: daily outdoor excursions, meetings with friends, cross-country trips.

But as her legs inexplicably began retaining more and more fluid, swelling like ripening melons, just leaving her bedroom became a struggle. Last year, an ulcer appeared on her bloated right calf, with an infection that festered for months and turned the surrounding tissue black. Her doctor confirmed her worst fears: an above-the-knee amputation was the only option.

Following the surgery, Ms. Fry, now 63, sold her house and went to live with her daughter, her son-in-law and their four children in a basement apartment of their Columbia, Md., home that she describes as "not wheelchair friendly."

"Before, if I wanted to go to the bookstore or grocery store, I could," she said. "But now, my daughter can't just drop everything and do whatever I want to do. Losing my independence has been really hard."

Ms. Fry's story is a surprisingly common one, though amputation is often stereotypically viewed as a side effect of war, not a consequence of disease. About 1.8 million Americans have had amputations; every year, more than 100,000 non-accident-related, lower-limb amputations are performed in the United States.

The high numbers have prompted the medical community to debate whether most foot and leg amputations can be prevented — and, if so, how.

Dr. Karel Bakker, a foot specialist who is a chairman of the International Diabetes Federation, believes that more effective foot care and patient education strategies would render up to 85 percent of these procedures unnecessary. Lower-limb ulcers are the most reliable harbingers of future amputation: according to a study published earlier this year in the journal Diabetes Care, nearly 9 in 10 nontraumatic foot and leg amputations come after the development of these infected sores, which can spread and quickly destroy surrounding tissue.

Some of these amputations, like Ms. Fry's, can be traced to ulcers resulting from edema or other conditions that affect blood flow to the lower extremities. Others — as many as 60 percent, according to some estimates — are due to a common complication of diabetes: lower-limb numbness resulting from nerve damage from the disease.

Dr. Michael S. Pinzur, an orthopedic surgeon at Loyola University in Chicago, has had diabetes patients who have lost so much sensation in their feet that they have been oblivious to large objects, like cigarette lighters or toy trucks, that have gotten lodged in their shoes.

"Normally, if you've got something as small as an ingrown toenail, you feel it," Dr. Pinzur said. "These people can't feel it."

Because there is no pain to alert them to potential danger, these patients often continue walking on increasingly sore, infected legs until they resemble hunks of raw meat.

With proper education, observation and follow-up care, Dr. Bakker argues, most patients at high risk of amputation could be healed before reaching the point of no return. He envisions an across-the-board protocol of aggressive wound care that would function a little like early-stage cancer treatment, vanquishing relatively minor sores and irritations before they have a chance to become something more serious.

"Some people do go to clinics for their ulcers and have them treated, but there often isn't any follow-up," he says. "There's no good recall system. If you have an ulcer, you should really be seen every three months."

At present, he points out, only 14 percent of general practitioners perform foot exams during yearly patient visits. He hopes this percentage will increase greatly as doctors become more aware of the benefits of preventive foot care, which includes checking the feet for redness, cuts and sores.

The World Health Organization has also lobbied for better preventive foot care to eliminate the need for amputations.

"Any amputation, especially for conditions like diabetes, is a human tragedy and a gross failure of public health efforts," said Dr. Robert Beaglehole, W.H.O.'s director of chronic diseases and health promotion. "We are failing desperately to prevent the most preventable conditions."

Dr. Pinzur, however, thinks it is unrealistic to expect the levels of patient compliance needed to achieve the results that Dr. Bakker and Dr. Beaglehole envision. Many diabetics, he notes, have difficulty learning to administer proper wound care, and many other patients do not follow doctors' orders or show up for scheduled visits. " "One-on-one patient education is really the only solution," he said.

But Dr. Vivian Ho, an economist at Rice University, said that raising awareness about amputation danger signs among patients and doctors only addresses part of the problem. Her 2005 analysis of Medicare claims data showed that adding one vascular surgeon for every 33,000 Medicare beneficiaries in a region yielded a 1.6 percent decrease in amputations.

These results suggest that in many poor or rural regions of the United States, there simply are not enough specialists available to perform foot- and leg-saving procedures.

"Whether or not you have an amputation is a function of who you get sent to," Dr. Ho said. "If there are only six vascular specialists in the entire state, many patients won't get told to see a vascular surgeon at all."

While general practitioners are trained to perform amputations, they are not usually qualified to perform complex limb-saving operations like bypasses or balloon angioplasties.

Economically and socially marginalized groups, Dr. Ho adds, get the shortest shrift in the amputation lottery. Among diabetics in North America, Hispanics and African-Americans are 1.5 to 2.5 times more likely than whites to undergo lower limb amputations. "There's no advocacy group for this condition the way there is for something like breast cancer," she said. "It's a disease of the lower class."

Dr. Ho argues that Medicare reimbursement rates in underserved regions should be raised to create an economic incentive for specialists to move to those areas.

"There's correlation between the supply of specialists and how attractive an area is in terms of culture and economy — all the factors you'd find in the Places Rated Almanac," she said. "But doctors will respond to higher rates. Anywhere dollar signs come into play, you'll see an effect."

Some physicians, though, think Dr. Ho's focus on the drought of specialists is misguided. "The obvious answer is, 'Let's get everyone to see a vascular surgeon,' but that won't solve anything," Dr. Pinzur said. "Vascular surgeons only start seeing patients at the point when they already have nonhealing ulcers, and at that point a lot of the damage has been done."

Even in areas where specialists are plentiful, said Dr. Herbert Dardik, chief of vascular surgery at Englewood Hospital and Medical Center in New Jersey, doctors may be performing amputations that are not absolutely necessary.

"Doctors have to decide whether to spend three or four hours doing a complicated salvage procedure, or 35 minutes for a short, quick amputation," he said.

Still, doctors caution against viewing amputation as something to be avoided at all costs. "Some people say: 'If you take my leg off, my life is over. I'm going to die' " Dr. Pinzur said. "But it's not a black-or-white issue. You always have to ask, 'Will a salvage outperform an amputation in this case?' "

One of Dr. Pinzur's patients, vehemently opposed to amputation, had been in and out of the hospital for years as a recurring infection smoldered in his foot.

"Finally he said, 'Enough is enough,' " Dr. Pinzur said, "and two weeks after his amputation, he was walking around with a prosthesis and asking, 'Why did I wait so long?' "

For Elaine Fry, the recovery process has been slower — just healing her surgical wound took several months.

A year after surgery, she has been attending physical therapy to get used to a recently fitted prosthesis and has been learning to drive with a left-leg accelerator pedal.

"I'm looking forward to doing all the things I used to do," she said.

http://www.nytimes.com/2006/11/07/health/07ampu.html



Brendan Smialowski for The New York Times



Elaine Fry, who had a leg amputated last year. Over 100,000 non-accident-related lower-limb amutations are performed every year in the United States.



"Peter Lindner" <nyc10003@nyc.rr.com>

11/08/2006 10:38 PM

To: Harold E Schwartz/AMER/CORP/AEXP@AMEX
cc: Stephen P Norman/AMER/CORP/AEXP@AMEX
Subject: Please give me a counter-proposal rather than just rejecting my proposal

Hal:

<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

We are supposedly negotiating, so I would like to hear what proposal would be satisfactory to you.

Your argument that I have a vested interest in the shareholder proposal basically means that any proposal I give on modifying the Code of Conduct would be rejected by you without looking at the merits of my proposal.

And if I had a time machine and got a copy of the Amex code a few years from now, and submitted it to you, you would say that it would not be needed now. The point is: you are just opposing me because you can and perhaps because any shareholder proposal, maybe especially from me, would oppose what some people in Amex management want.

But, I don't want a fight with you: I want you to propose something positive, as I am doing, rather than merely saying "no" to everything I say on the shareholder proposal.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962



"Peter Lindner"
<nyc10003@nyc.rr.com
>

11/08/2006 06:28 AM

To: Harold E Schwartz/AMER/CORP/AEXP@AMEX
cc: "SEC - Corporate Finance" <cfletters@sec.gov>
Subject: American Express; revision A of my summary of our conversation negotiating on Peter Lindner's shareholder proposal

I added 2 revisions, below in **blue** to my memo to you.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962
----- Original Message -----
From: Peter Lindner
To: Harold E Schwartz
Sent: Tue., Nov. 7, 2006 10:19 PM
Subject: summary of our conversation

Hal:

Here's the summary I made of today's conversation .

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

Wednesday, November 9, 2006 (revision A)

Dear Hal,

Thanks for calling me back today. I am glad you scheduled us to talk on Thursday, November 9 at 1pm about my shareholder proposal.

Here is the summary of what I felt transpired.

1) You had 3 reasons for objecting to my shareholder proposal (answered below sequentially):

a) that I had a personal stake / interest in it
b) that this is not a subject for shareholders, but rather for management
c) that you already have a process in place for producing a Code of Conduct, so that no other one is needed
2) **Re: 1a)** I cited several reasons why my bad experience with American Express (Amex) should not disqualify me from presenting a solution, and I cited two such cases: Sonny Bono and Carolyn McCarthy. I told you I had read some articles about them (I actually heard Sonny Bono's story on TV told by him, but this set of web documents capture its flavor). They are in Appendix A.
3) **Re: 1b) Whether this is a shareholder or a management area:**
a) You cited that this is not a subject for shareholders, which is something a management would say if they do not want prying eyes on their actions.
i) **Anecdote from NY Times :** I recalled (but can't locate at the moment – it may have been in the last 2 months) a corporate executive (President or Chairman) who says he could not recall the details of a case. Yet an outside director who had brought the matter to his attention was screamed at by him, when he said that it was a management issue, not for the directors, and she backed off. This testimony later helped convict him.
ii) **You (Amex) has revised the Code of Conduct in response to the Sarbanes Oxley law. Thus, this document was deficient and was updated in response to external events that were imposed upon Amex Management. My goal is to update the Code of Conduct from the outside of management, too.**
iii) **I had previously offered, and you told me to convey that idea to the Secretary of the Amex Corporation which I did, that I would withdraw my shareholder proposal if Amex management would revise the Code of Conduct based upon what I had outlined. Mr. Norman has not responded to this suggestion, nor have you negotiated on it. Thus, you are not trying to incorporate my idea/suggestion/proposal into your Code of Conduct, but merely wish to suppress it.**
4) **Re: 1c)**I will concede and even stipulate that Amex has a code of conduct and that it is State of the Art. As I reminded you, the Pont Neuf (New Bridge) in Paris, France is the oldest bridge – not because French have a great sense of irony, but because it was the newest bridge in 1607. In France, the other bridges were made of wood, and have since burned down. So, Amex's Code of Conduct is Amex's Pont Neuf. It may have been a great bridge for its time, but there are better ways of building a bridge now.
5) **You are again violating the recommendations if not also the spirit of the SEC rules on shareholder proposals (see 5i9 below) by trying to get a "no action" on my proposal, rather than negotiate to accommodate it. While I appreciate our meeting this Thursday on Nov 9, your language to me was couched in terms of suitable ways for you to reject my shareholder proposal, rather than find ways to implement it by making it acceptable to your objections. If there were such a thing as punitive damages in cases like this, you (Amex) should bear them for your recalcitrance in dealing with me on my proposal. To repeat historically, you recalcitrance has been evidenced by your**
i) **"drip by drip" revealing of your objections to my proposal**
(1) **first telling me that my proposal was too late (it was)**

(2) then telling me you had 3 procedural objections, some of which were trivially untrue
(3) Then I asked for all your objections at once
(4) then Mr. Norman telling me that I had a personal stake that affected only me, which I rebuffed as did my revised proposal which addressed that issue, but removing procedural objections
(5) then you (Mr. Schwartz) beginning again procedural objections, which I had you contact Mr. Norman to show that he had removed them
(6) then you refusing to cite the substantive objections in advance
(7) Mr. Norman being non-responsive on my offer to withdraw my proposal if he acts on his own to carry out its terms, which you personally told me to write him, even though I pointed out you could inform him of that yourself
(8) then you refusing to negotiate on the substantive issues – although I may be premature in that assessment since you may do so on Thursday, Nov. 9
(9) your (Mr. Schwartz's) refusal to agree that your actions are contrary to my statement to you both of Oct 11: "I am also still abiding in the belief of SEC rule 14a-8 in which the SEC says: "We encourage shareholders and companies to work out these differences before contacting us."

ii) You refused to give me a written summary of our conversation, which made me write this document. Although I understand your reluctance to commit yourself or to put anything on the table, this is a hindrance to real negotiation.

iii) You still have not given me the response on my offer (above: 5i7) to withdraw my proposal if management implements it on its own. I hope you will list the reason(s).

6) You have rebuffed my efforts to get timely access to the shareholder list, and also to my attempt to set up security procedures for safeguarding the list, which is perhaps evidence that you wish to delay from year to year, rather than expedite my requests to implement my shareholder proposal and/or merely to have a vote on it.

Appendix A: Anecdotal evidence that people can use their personal experience to right a wrong; e.g.: Sonny Bono and Carolyn McCarthy

Carolyn McCarthy

United States Representative Carolyn McCarthy is in her fifth term representing Long Island's 4th Congressional District. Carolyn had led a mostly quiet life as a nurse, mother and housewife until she was thrust into the spotlight on December 7, 1993. On that day, her husband was killed and her son injured when a crazed gunman randomly shot into a rush hour commuter train returning from New York City to Long Island. Rather than allow this tragedy to defeat her, Carolyn turned the incident into a public campaign against gun violence.
http://www.vote-usa.org/Intro.aspx?Id=NYMccarthyCarolyn

Sonny Bono

Article 1 of 4

Political novice later taken seriously

The man who once said he never voted until age 53 ran for mayor of Palm Springs, California, out of frustration over the red tape he faced for a remodeling project at his Italian restaurant.

http://www.cnn.com/US/9801/06/bono.obit.update/

Sonny Bono -- from TV to D.C.

January 6, 1998
Web posted at: 3:46 p.m. EST (2046 GMT)

In this story:

(CNN) -- For members of one generation, Sonny Bono will be best remembered as a singer and songwriter who hit the peak of his musical popularity in the 1960s. For television viewers who are slightly younger, the more lasting memory is of a bumbling sidekick for his witty and sophisticated wife, Cher.

It was the TV image that followed Bono into politics, earning him popularity with voters and initial scorn from Washington colleagues.

A look back at the life of Sonny Bono

1 min. 45 sec. VXtreme video

Sonny and Cher sing "I Got You, Babe"	Clip from "The Sonny and Cher Show"
2.7M/34 sec./320x240	2.7M/35 sec./320x240
1.3M/34 sec./160x120	1.2M/35 sec./160x120
QuickTime movie	QuickTime movie

The mustachioed, self-deprecating half of the Sonny and Cher duo died on Monday when he skied into a tree at Heavenly Ski Resort on the Nevada-California line, 55 miles southwest of Reno, Nevada. He was 62.

Born in Detroit on February 16, 1935, Salvatore Bono moved to California with his family when he was 7, and turned to songwriting after high school. He drove a meat delivery truck, squeezing in trips to record companies to drop off songs.

Musical start ...

As a songwriter and backup singer, he worked with Phil Spector and the Righteous Brothers. His first hit as a writer was "Needles and Pins," which he co-wrote with Jack Nitzsche. It became a top 20 single for the British group the Searchers in 1964.

Sonny with then-wife, Cher, and their daughter Chastity on CBS in the early 1970s

But it was with Cher -- Cherilyn Sarkisian -- whom he married in 1964, that things took off. That year their song "Baby Don't Go" got Sonny and Cher a contract with record giant Atco-Atlantic.

Their first hit, "I Got You, Babe," went to No. 1 on the Billboard charts in August 1965. "Baby Don't Go" was rereleased and got to the top 20, and other hits followed -- "The Beat Goes On, "It's the Little Things," "It's a Beautiful Story" and "Laugh at Me."

... Turns to television

The couple turned to television with "The Sonny and Cher Comedy Hour" on CBS from 1971-74.

The show proved to be a hit, with on-stage bickering between the husband-wife team that was as

memorable as the music they sang. Bono was well-known for his droopy mustache, bell-bottoms and playing the fall guy to his taller, sharp-tongued wife with the spectacular sequined outfits.

After they were divorced in 1974, their solo TV efforts lagged, as did an attempt to revive their partnership with a new TV show in 1976-77. Bono all but dropped out of show business, other than a few guest spots on shows such as "Fantasy Island" and "The Love Boat." He went into the restaurant business in Palm Springs.

Political novice later taken seriously

Bono launched his political career in 1988 after age 50, when he became mayor of Palm Springs, California

The man who once said he never voted until age 53 ran for mayor of Palm Springs, California, out of frustration over the red tape he faced for a remodeling project at his Italian restaurant.

Bono was elected mayor of the resort town in 1988 and served until 1992. He claimed responsibility for erasing a $2.5 million deficit without raising taxes and starting a local film festival.

But he wasn't taken seriously at first. The outgoing Republican mayor, Frank Bogert, called him everything from a hippie to a squirrel.

He was criticized for his lack of political experience and, in a failed Senate race in 1992, for his unfamiliarity with state issues.

In 1994, Bono easily won the GOP primary in California's 44th District and rode the Republican tide with a 56 percent to 38 percent win over Democrat Steve Clute.

At the time, Bogert told reporters: "I don't like to see a darned Democrat go to Congress. But I sure don't want to see Sonny Bono there, making a fool of himself and us."

But the former entertainer gained voter approval, winning re-election to Congress in 1996.

"People have said to me, 'You can't write songs. You can't play an instrument.' But I've got 10 gold records. I can do this job," Bono once said of his political duties.

Still, Bono got off on the wrong foot in Washington by telling one of his colleagues on the House Judiciary Committee that his fellow lawmakers were too long-winded. The criticisms of lawmakers' "legalese" that had won him points with voters backfired in the committee room.

"This is constitutional law," said Rep. Charles E. Schumer, D-New York. "We're not making sausage." Bono said he got the message. "Actually I could see his point -- some punk coming in there and trying to take over," he said.

Popular Republican, Gingrich friend

Bono was known for rambling on and off the House floor, but fellow Republicans came to appreciate his style, especially during his 1996 re-election campaign when he spent much of his time speaking at fund-raisers for them, spicing his talks with Hollywood anecdotes.

He became the second-most requested draw at House members' events during the 1996 campaign.

During a 1997 split among House Republicans, Bono continued to support Speaker Newt Gingrich, even offering the speaker advice on his public image.

Although only in his second term, Bono was named to the House judiciary and national security committees and was active on immigration and Indian gaming issues.

Family life

Bono announced last June he would not run for Senate this year, saying he didn't want to take that much time from his family.

Bono had a child, Christy, with his first wife, Donna Rankin; he and Rankin married in 1954 and divorced in the early 1960s. He had one child with Cher -- Chastity, now a lesbian activist.

Following a brief third marriage, he married Mary Whitaker in 1986 and they had two children.

Correspondent Ann McDermott The Associated Press contributed to this report..

Related stories:

- Bono ski death called accidental - January 6, 1998
- Reaction to Bono's death - January 6, 1998
- Sonny Bono: A politician with sense of humor - January 6, 1998
- The hazards of skiing - January 6, 1998

Related sites:

Note: Pages will open in a new browser window

- Rep. Sonny Bono from the House of Representatives server
- The Sonny and Cher Show
- Heavenly Ski Resort

External sites are not endorsed by CNN Interactive.

Article 2 of 4

"The great injustice that inspired Bono's political journey appears to have been a run-in with a bureaucrat in Palm Springs, Calif. Bono wanted a permit to put a sign on the restaurant he was opening. The bureaucrat said something like "Rules is rules. You can't get your permit till you do X, Y, and Z."

Hey, you can't treat a celeb like that! Enraged, the former singing partner of Cher vowed to take over Palm Springs as mayor and fire the bureaucrat. He succeeded in 1988. We don't know whether the bureaucrat was as imperious as Sonny's own script would have it. We do know that there are loads of restaurants in Palm Springs, and they all have signs out front. We also know that Bono, who received a 32-room mansion after his divorce from Cher, succeeded in playing victim to a civil servant who was probably making all of 45 grand.

After four whole years as mayor, Bono ran for the U.S. Senate. During the 1992 campaign, interviewers questioned whether he was qualified for that high elected position. "I don't know what qualified means," he responded. "And I think people get too hung up on that in a way, you know?""

http://www.s-t.com/daily/01-98/01-10-98/a04op027.htm

Beneath the sunny surface, Bono's life nothing to praise

What is most remarkable about the obituaries of the late Congressman Sonny Bono is the information that most writers seem to find unremarkable. Bono's official biography portrays him as a family man with four children and a wife. Accurate but misleading. He had really fathered four children by three of his four wives. The obituaries mention the wives, but they treat whom he was married to, when he was married to them, and who was born out of those unions, as parenthetical to what Bono said he was doing, which was saving American civilization.

Sonny Bono did not save American civilization. Nor did he participate in it.

Substance never burdened Bono's political career. He didn't vote until he was 53. That means he also evaded jury duty. He never served in the military. In Congress, he

was famous for not mastering any of the details of legislation. Indeed, he made fun of people who did the real work.

The great injustice that inspired Bono's political journey appears to have been a run-in with a bureaucrat in Palm Springs, Calif. Bono wanted a permit to put a sign on the restaurant he was opening. The bureaucrat said something like "Rules is rules. You can't get your permit till you do X, Y, and Z."

Hey, you can't treat a celeb like that! Enraged, the former singing partner of Cher vowed to take over Palm Springs as mayor and fire the bureaucrat. He succeeded in 1988. We don't know whether the bureaucrat was as imperious as Sonny's own script would have it. We do know that there are loads of restaurants in Palm Springs, and they all have signs out front. We also know that Bono, who received a 32-room mansion after his divorce from Cher, succeeded in playing victim to a civil servant who was probably making all of 45 grand.

After four whole years as mayor, Bono ran for the U.S. Senate. During the 1992 campaign, interviewers questioned whether he was qualified for that high elected position. "I don't know what qualified means," he responded. "And I think people get too hung up on that in a way, you know?"

At a news conference, he expressed concern about some Third World countries getting a nuclear bomb. He couldn't name any of the countries. When he lost the Republican primary, he blamed the press. "I woke up," he said, "I said, `OK, that's the last time I'll ever get intimidated by any newspapers.' "

The bumbling persona -- enjoyable in the Sonny and Cher act on television -- was later carried into the House of Representatives. There it became depressing. He never made any effort to fill in the giant gaps in his knowledge. He wore ignorance as a badge of honor and was elected to a second term.

As a member of the Republican congressional delegation, Bono was "pro-family" and supportive of "people who play by the rules." He personally adopted whatever rules were useful at the time.

According to the obituaries, Bono was first married to a Donna Rankin, with whom he had a daughter. Then he met something sexier. She was Cherilyn Sarkisian, soon to become Cher. He dumped Donna. Cher became wife number two and mother of child number two. They broke up, and he married again briefly. Then he married Mary Whitaker, with whom he had two children and who poses in his most recent "family man" campaign photos. One advantage that Mary had over Cher, Sonny said shortly before his 60th birthday, was that Mary was only 33.

Given this checkered domestic history, it was amusing to see Sonny Bono co-sponsoring legislation that would deny federal recognition to same-sex marriages. He asserted that unions between gay men or lesbians were not real marriages like his. All four of them?

Bono was useful to the GOP. He presented himself as an unpretentious, regular guy from Southern California. His ease with liberals and unconventional types put an affable face on the sometimes fire-breathing House Republicans. He raised lots of money for the party. He played the clown, and it was hard to dislike him.

Many found it cool that a former hippie could become a tailored Republican in the halls of Congress. But Bono didn't really change professions, only costumes. The entertainer moved his act into a congressman's suit after the bobcat vest could no

longer maintain his celebrity. Too bad he had to take up a seat in the House of Representatives.

Froma Harrop is a Providence Journal-Bulletin editorial writer and columnist.

Article 3 of 4

"-- there's a great funny story Sonny bono told the other night. True story. Bono had retired from the entertainment business, had gone to Palm Springs, had bought a restaurant, he wanted to put up a sign. He goes into the city hall, he says, "I want to put a sign in my restaurant." The bureaucrat in city hall says, "you're in Palm Springs." He says, "I bought a restaurant. "I want people to know it's Bono's restaurant." He says, "you don't make the rules. "we make the rules. "fill out all these forms." Fills out the forms, he comes back, the bureaucrat says, "It will be a while before we decide whether or not you can have a sign." Bono comes back again, he said, "I've bought the restaurant, I'm making monthly payments. "I can't get people to come to my restaurant because they don't know it's Bono's restaurant, and I need a sign." Finally one day, he said he walked in and he said, "I've found a solution." And the bureaucrat looked at him and said, "It's not your job to find solutions. "we find solutions." Bono said, "I'm running for mayor and I'm going to fire you." And the other night at the Washington Journalism Foundation dinner, Bono looked out and he said, "but I'm a compassionate man. "he's my gardener now.""
http://terrenceberres.com/ginren04.html

Article 4 of 4

"1/6/98 Sonny Bono - Congressman Sony Bono (R-Palm Springs) died in a skiing accident in Lake Tahoe, CA. Congressman Bono crashed head first into a tree, dying instantly. He was 62. Sonny Bono became famous with his first wife, Cher, on the "Sonny and Cher Show" in the 70's. He later became a politician because he couldn't get a sign for his restaurant in Palm Springs. He was given the runaround by the Planning Commission. He finally told the clerk at the Planning Commission that he was going to get his sign by running for Mayor of Palm Springs and then firing the clerk. He ran for Mayor, won and then fired the clerk! Congressman Bono was buried at Desert Memorial Park, Cathedral City, CA."

http://www.hollywood-underground.com/archive1.htm



"Peter Lindner"
<nyc10003@nyc.rr.com
>

11/07/2006 10:19 PM

To: Harold E Schwartz/AMER/CORP/AEXP@AMEX
cc:
Subject: summary of our conversation

Hal:

Here's the summary I made of today's conversation .

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

Tuesday, Nov. 7, 2006

Dear Hal,

<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

Thanks for calling me back today. I am glad you scheduled us to talk on Thursday, November 9 at 1pm about my shareholder proposal.

Here is the summary of what I felt transpired.

1. You had 3 reasons for objecting to my shareholder proposal (answered below sequentially):
    a. that I had a personal stake / interest in it
    b. that this is not a subject for shareholders, but rather for management
    c. that you already have a process in place for producing a Code of Conduct, so that no other one is needed
2. I cited several reasons why my bad experience with American Express (Amex) should not disqualify me from presenting a solution, and I cited two such cases: Sonny Bono and Carolyn McCarthy. I told you I had read some articles about them (I actually heard Sonny Bono's story on TV told by him, but this set of web documents capture its flavor). They are in Appendix A.
3. You cited that this is not a subject for shareholders, which is something a management would say if they do not want prying eyes on their actions. I recalled (but can't locate at the moment – it may have been in the last 2 months) a corporate executive (President or Chairman) who says he could not recall the details of a case. Yet an outside director who had brought the matter to his attention was screamed at by him, when he said that it was a management issue, not for the directors, and she backed off. This testimony later helped convict him.
4. I will concede and even stipulate that Amex has a code of conduct and that it is State of

the Art. As I reminded you, the Pont Neuf (<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />New Bridge) in Paris, France is the oldest bridge – not because French have a great sense of irony, but because it was the newest bridge in 1607. In France, the other bridges were made of wood, and have since burned down. So, Amex's Code of Conduct is Amex's Pont Neuf. It may have been a great bridge for its time, but there are better ways of building a bridge now.

Appendix A: Anecdotal evidence that people can use their personal experience to right a wrong; e.g.: Sonny Bono and Carolyn McCarthy

Carolyn McCarthy

United States Representative Carolyn McCarthy is in her fifth term representing Long Island's 4th Congressional District. Carolyn had led a mostly quiet life as a nurse, mother and housewife until she was thrust into the spotlight on December 7, 1993. On that day, her husband was killed and her son injured when a crazed gunman randomly shot into a rush hour commuter train returning from New York City to Long Island. Rather than allow this tragedy to defeat her, Carolyn turned the incident into a public campaign against gun violence.
http://www.vote-usa.org/Intro.aspx?Id=NYMccarthyCarolyn

Sonny Bono

Article 1 of 4

Political novice later taken seriously

The man who once said he never voted until age 53 ran for mayor of Palm Springs, California, out of frustration over the red tape he faced for a remodeling project at his Italian restaurant.

http://www.cnn.com/US/9801/06/bono.obit.update/

Sonny Bono -- from TV to D.C.

January 6, 1998
Web posted at: 3:46 p.m. EST (2046 GMT)

In this story:

(CNN) -- For members of one generation, Sonny Bono will be best remembered as a singer and songwriter who hit the peak of his musical popularity in the 1960s. For television viewers who are slightly younger, the more lasting memory is of a bumbling sidekick for his witty and sophisticated wife, Cher.

It was the TV image that followed Bono into politics, earning him popularity with voters and initial scorn from Washington colleagues.

A look back at the life of Sonny Bono

1 min. 45 sec. VXtreme video

Sonny and Cher sing "I Got You, Babe"	**Clip from "The Sonny and Cher Show"**
2.7M/34 sec./320x240	2.7M/35 sec./320x240
1.3M/34 sec./160x120	1.2M/35 sec./160x120
QuickTime movie	QuickTime movie

The mustachioed, self-deprecating half of the Sonny and Cher duo died on Monday when he skied into a tree at Heavenly Ski Resort on the Nevada-California line, 55 miles southwest of Reno, Nevada. He was 62.

Born in Detroit on February 16, 1935, Salvatore Bono moved to California with his family when he was 7, and turned to songwriting after high school. He drove a meat delivery truck, squeezing in trips to record companies to drop off songs.

Musical start ...

As a songwriter and backup singer, he worked with Phil Spector and the Righteous Brothers. His first hit as a writer was "Needles and Pins," which he co-wrote with Jack Nitzsche. It became a top 20 single for the British group the Searchers in 1964.

Sonny with then-wife, Cher, and their daughter Chastity on CBS in the early 1970s

But it was with Cher -- Cherilyn Sarkisian -- whom he married in 1964, that things took off. That year their song "Baby Don't Go" got Sonny and Cher a contract with record giant Atco-Atlantic.

Their first hit, "I Got You, Babe," went to No. 1 on the Billboard charts in August 1965. "Baby Don't Go" was rereleased and got to the top 20, and other hits followed -- "The Beat Goes On, "It's the Little Things," "It's a Beautiful Story" and "Laugh at Me."

... Turns to television

The couple turned to television with "The Sonny and Cher Comedy Hour" on CBS from 1971-74.

The show proved to be a hit, with on-stage bickering between the husband-wife team that was as memorable as the music they sang. Bono was well-known for his droopy mustache, bell-bottoms and playing the fall guy to his taller, sharp-tongued wife with the spectacular sequined outfits.

After they were divorced in 1974, their solo TV efforts lagged, as did an attempt to revive their partnership with a new TV show in 1976-77. Bono all but dropped out of show business, other than a few guest spots on shows such as "Fantasy Island" and "The Love Boat." He went into the restaurant business in Palm Springs.

Political novice later taken seriously

Bono launched his political career in 1988 after age 50, when he became mayor of Palm Springs, California

The man who once said he never voted until age 53 ran for mayor of Palm Springs, California, out of frustration over the red tape he faced for a remodeling project at his Italian restaurant.

Bono was elected mayor of the resort town in 1988 and served until 1992. He claimed responsibility for erasing a $2.5 million deficit without raising taxes and starting a local film

festival.

But he wasn't taken seriously at first. The outgoing Republican mayor, Frank Bogert, called him everything from a hippie to a squirrel.

He was criticized for his lack of political experience and, in a failed Senate race in 1992, for his unfamiliarity with state issues.

In 1994, Bono easily won the GOP primary in California's 44th District and rode the Republican tide with a 56 percent to 38 percent win over Democrat Steve Clute.

At the time, Bogert told reporters: "I don't like to see a darned Democrat go to Congress. But I sure don't want to see Sonny Bono there, making a fool of himself and us."

But the former entertainer gained voter approval, winning re-election to Congress in 1996.

"People have said to me, 'You can't write songs. You can't play an instrument.' But I've got 10 gold records. I can do this job," Bono once said of his political duties.

Still, Bono got off on the wrong foot in Washington by telling one of his colleagues on the House Judiciary Committee that his fellow lawmakers were too long-winded. The criticisms of lawmakers' "legalese" that had won him points with voters backfired in the committee room.

"This is constitutional law," said Rep. Charles E. Schumer, D-New York. "We're not making sausage." Bono said he got the message. "Actually I could see his point -- some punk coming in there and trying to take over," he said.

Popular Republican, Gingrich friend

Bono was known for rambling on and off the House floor, but fellow Republicans came to appreciate his style, especially during his 1996 re-election campaign when he spent much of his time speaking at fund-raisers for them, spicing his talks with Hollywood anecdotes.

He became the second-most requested draw at House members' events during the 1996 campaign.

During a 1997 split among House Republicans, Bono continued to support Speaker Newt Gingrich, even offering the speaker advice on his public image.

Although only in his second term, Bono was named to the House judiciary and national security committees and was active on immigration and Indian gaming issues.

Family life

Bono announced last June he would not run for Senate this year, saying he didn't want to take

that much time from his family.

Bono had a child, Christy, with his first wife, Donna Rankin; he and Rankin married in 1954 and divorced in the early 1960s. He had one child with Cher -- Chastity, now a lesbian activist.

Following a brief third marriage, he married Mary Whitaker in 1986 and they had two children.

Correspondent Ann McDermott The Associated Press contributed to this report..

Related stories:

- Bono ski death called accidental - January 6, 1998
- Reaction to Bono's death - January 6, 1998
- Sonny Bono: A politician with sense of humor - January 6, 1998
- The hazards of skiing - January 6, 1998

Related sites:

Note: Pages will open in a new browser window

- Rep. Sonny Bono from the House of Representatives server
- The Sonny and Cher Show
- Heavenly Ski Resort

External sites are not endorsed by CNN Interactive.

Article 2 of 4

"The great injustice that inspired Bono's political journey appears to have been a run-in with a bureaucrat in Palm Springs, Calif. Bono wanted a permit to put a sign on the restaurant he was opening. The bureaucrat said something like "Rules is rules. You can't get your permit till you do X, Y, and Z."

Hey, you can't treat a celeb like that! Enraged, the former singing partner of Cher vowed to take over Palm Springs as mayor and fire the bureaucrat. He succeeded in 1988. We don't know whether the bureaucrat was as imperious as Sonny's own script would have it. We do know that there are loads of restaurants in Palm Springs, and they all have signs out front. We also know that Bono, who received a 32-room mansion after his divorce from Cher, succeeded in playing victim to a civil servant who was probably making all of 45 grand.

After four whole years as mayor, Bono ran for the U.S. Senate. During the 1992 campaign, interviewers questioned whether he was qualified for that high elected position. "I don't know what qualified means," he responded. "And I think people get too

hung up on that in a way, you know?""'

http://www.s-t.com/daily/01-98/01-10-98/a04op027.htm

Beneath the sunny surface, Bono's life nothing to praise

What is most remarkable about the obituaries of the late Congressman Sonny Bono is the information that most writers seem to find unremarkable. Bono's official biography portrays him as a family man with four children and a wife. Accurate but misleading. He had really fathered four children by three of his four wives. The obituaries mention the wives, but they treat whom he was married to, when he was married to them, and who was born out of those unions, as parenthetical to what Bono said he was doing, which was saving American civilization.

Sonny Bono did not save American civilization. Nor did he participate in it.

Substance never burdened Bono's political career. He didn't vote until he was 53. That means he also evaded jury duty. He never served in the military. In Congress, he was famous for not mastering any of the details of legislation. Indeed, he made fun of people who did the real work.

The great injustice that inspired Bono's political journey appears to have been a run-in with a bureaucrat in Palm Springs, Calif. Bono wanted a permit to put a sign on the restaurant he was opening. The bureaucrat said something like "Rules is rules. You can't get your permit till you do X, Y, and Z."

Hey, you can't treat a celeb like that! Enraged, the former singing partner of Cher vowed to take over Palm Springs as mayor and fire the bureaucrat. He succeeded in 1988. We don't know whether the bureaucrat was as imperious as Sonny's own script would have it. We do know that there are loads of restaurants in Palm Springs, and they all have signs out front. We also know that Bono, who received a 32-room mansion after his divorce from Cher, succeeded in playing victim to a civil servant who was probably making all of 45 grand.

After four whole years as mayor, Bono ran for the U.S. Senate. During the 1992 campaign, interviewers questioned whether he was qualified for that high elected position. "I don't know what qualified means," he responded. "And I think people get too hung up on that in a way, you know?"

At a news conference, he expressed concern about some Third World countries getting a nuclear bomb. He couldn't name any of the countries. When he lost the Republican primary, he blamed the press. "I woke up," he said, "I said, `OK, that's the last time I'll ever get intimidated by any newspapers.' "

The bumbling persona -- enjoyable in the Sonny and Cher act on television -- was later carried into the House of Representatives. There it became depressing. He never made any effort to fill in the giant gaps in his knowledge. He wore ignorance as a badge of honor and was elected to a second term.

As a member of the Republican congressional delegation, Bono was "pro-family" and supportive of "people who play by the rules." He personally adopted whatever rules were useful at the time.

According to the obituaries, Bono was first married to a Donna Rankin, with whom he had a daughter. Then he met something sexier. She was Cherilyn Sarkisian, soon to become Cher. He dumped Donna. Cher became wife number two and mother of child number two. They broke up, and he married again briefly. Then he married Mary Whitaker, with whom he had two children and who poses in his most recent "family man" campaign photos. One advantage that Mary had over Cher, Sonny said shortly before his 60th birthday, was that Mary was only 33.

Given this checkered domestic history, it was amusing to see Sonny Bono co-sponsoring legislation that would deny federal recognition to same-sex marriages. He asserted that unions between gay men or lesbians were not real marriages like his. All four of them?

Bono was useful to the GOP. He presented himself as an unpretentious, regular guy from Southern California. His ease with liberals and unconventional types put an affable face on the sometimes fire-breathing House Republicans. He raised lots of money for the party. He played the clown, and it was hard to dislike him.

Many found it cool that a former hippie could become a tailored Republican in the halls of Congress. But Bono didn't really change professions, only costumes. The entertainer moved his act into a congressman's suit after the bobcat vest could no longer maintain his celebrity. Too bad he had to take up a seat in the House of Representatives.

Froma Harrop is a Providence Journal-Bulletin editorial writer and columnist.

Article 3 of 4

"-- there's a great funny story Sonny bono told the other night. True story. Bono had retired from the entertainment business, had gone to Palm Springs, had bought a restaurant, he wanted to put up a sign. He goes into the city hall, he says, "I want to put a sign in my restaurant." The bureaucrat in city hall says, "you're in Palm Springs." He says, "I bought a restaurant. "I want people to know it's Bono's restaurant." He says, "you don't make the rules. "we make the rules. "fill out all these forms." Fills out the forms, he comes back, the bureaucrat says, "It will be a while before we decide whether or not you can have a sign." Bono comes back again, he said, "I've bought the restaurant, I'm making monthly payments. "I can't get people to come to my restaurant because they don't know it's Bono's restaurant, and I need a sign." Finally one day, he said he walked in and he said, "I've found a solution." And the bureaucrat looked at him and said, "It's not your job to find solutions. "we find solutions." Bono said, "I'm running for mayor and I'm going to fire you." And the other night at the Washington Journalism Foundation dinner, Bono looked out and he said, "but I'm a compassionate man. "he's my gardener now."" http://terrenceberres.com/ginren04.html

Article 4 of 4

"1/6/98 Sonny Bono - Congressman Sony Bono (R-Palm Springs) died in a skiing accident in Lake Tahoe, CA. Congressman Bono crashed head first into a tree, dying instantly. He was 62.

Sonny Bono became famous with his first wife, Cher, on the "Sonny and Cher Show" in the 70's. He later became a politician because he couldn't get a sign for his restaurant in Palm Springs. He was given the runaround by the Planning Commission. He finally told the clerk at the Planning Commission that he was going to get his sign by running for Mayor of Palm Springs and then firing the clerk. He ran for Mayor, won and then fired the clerk! Congressman Bono was buried at Desert Memorial Park, Cathedral City, CA."

http://www.hollywood-underground.com/archive1.htm



"Peter Lindner" <nyc10003@nyc.rr.com >

11/01/2006 09:42 PM

To: Harold E Schwartz/AMER/CORP/AEXP@AMEX
cc: Stephen P Norman/AMER/CORP/AEXP@AMEX
Subject: Re: Shareholder Proposal and Other Matters

Harold:

Yes, my email of Oct 11, 2006 (Wed., Oct. 11, 2006 7:29 PM) is my proposal.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962
----- Original Message -----
From: "Harold E Schwartz" <harold.e.schwartz@aexp.com>
To: <nyc10003@nyc.rr.com>
Cc: "Stephen P Norman" <stephen.p.norman@aexp.com>
Sent: Tue., Oct. 31, 2006 6:33 PM
Subject: Shareholder Proposal and Other Matters

>
> Dear Mr. Lindner,
>
> The attached letter is also being sent to you via overnight courier.
>
> Very truly yours,
>
> Harold E. Schwartz
> Group Counsel
> American Express Company
>
> (See attached file: 5xk202!.DOC)



"Peter Lindner"
<nyc10003@nyc.rr.com
>

10/31/2006 08:34 PM

To: Harold E Schwartz/AMER/CORP/AEXP@AMEX
cc: Stephen P Norman/AMER/CORP/AEXP@AMEX, "SEC - Corporate Finance" <cfletters@sec.gov>
Subject: American Express Shareholder Proposal and Other Matters

Dear Mr. Schwartz,

While appreciate your prompt reply, I nonetheless must beg to differ with your learned response.

I Need to Know Your Reasons for Objecting to my Proposal

I wish to know the **reasons** you wrote today that:

> "the Company intends to seek a "no action" letter from the Staff of the Commission that would permit the Company to exclude your proposal from the Company's 2007 proxy statement. "

Specifically, I cannot overcome your objections if I do not know what they are, and you are being unresponsive to the SEC directive on ironing out problems by negotiation before going to the SEC. Or since I know you are quite formal in this regard, you are violating what I quoted some three weeks ago:

> " I [Peter Lindner] am also still abiding in the belief of SEC rule 14a-8 in which the SEC says:
> "We encourage shareholders and companies to work out these differences before contacting us.""

Delaying the Shareholder List

As to the shareholder list, you coyly state that I prematurely requested the list.* However, whether or not the Nominating Committee does nominate me, I plan to run for the American Express Board. And I wish to solicit the support of leading segments of the American Express shareholders. Both of these things, I know, you are opposing me on. However, if you stipulate that you have not determined to oppose me on neither the shareholder proposal nor on my candidacy on the American Express Board, why then I will take that good faith statement of yours as reason to wait for the decision. I think the SEC rules on a contemplated decision are quite clear, so I would take a plain declaration of your intent as quite sufficient. Absent of a plain statement of your (American Express's) intentions, I think it is quite clear that you are planning and indeed actively stonewalling or at the least, obstructing, me on my request for the shareholder list.

Mr. Schwartz, I am not casual about security for the shareholder list. I intend to purchase a separate computer that will ONLY be used for this purpose and will not be connected to the internet, so that no hacker can compromise your valuable information. I worked for years as a trusted employee of American Express Bank and of American Express, entrusted with million of cardholders' information. I had among the highest security clearance your people had.

Moreover, I worked with IBM for about a decade, and value information technology security quite highly. At IBM, I encrypted data sent to our vendors when sent via Fedex even before 2003. For those techies among you, I used PGP encryption at IBM before it was officially adopted by IBM. Surely that is the least I could do now for Amex. If you were to stop me from getting the shareholder list until the latest possible time, then I would feel you would be doing a disservice to all of us (Amex, me, shareholders, cardmembers, SEC). Thus, I ask you to reconsider your stance on not planning for giving me the list.

Finally, thanks for reminding me to provide a CV to the Nominating Committee, which Mr. Norman graciously told me to provide by Nov. 13, which I shall strive to do. (My first draft has been written, and I have been actively seeking / speaking to / writing knowledgeable people who have both been on company boards and who know me to review and revise my statement.)

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962
*"We believe your request to inspect the Company's shareholder list is premature. The Nominating Committee has not yet met to consider your, or for that matter any other person's, candidacy for the Board. "

----- Original Message -----
From: "Harold E Schwartz" <harold.e.schwartz@aexp.com>
To: <nyc10003@nyc.rr.com>
Cc: "Stephen P Norman" <stephen.p.norman@aexp.com>
Sent: Tue., Oct. 31, 2006 6:33 PM
Subject: Shareholder Proposal and Other Matters

>
> Dear Mr. Lindner,
>
> The attached letter is also being sent to you via overnight courier.
>
> Very truly yours,
>
> Harold E. Schwartz
> Group Counsel
> American Express Company

>



> (See attached file: 5xk202!.DOC) Harold Schwartz reply of Oct 31 2006 on Amex asks SEC for no action.DOC

October 31, 2006

VIA OVERNIGHT COURIER AND ELECTRONIC MAIL

Mr. Peter W. Lindner
1 Irving Place
Apt. G-23-C
New York, New York 10003

Re: Shareholder Proposal and Other Matters

Dear Mr. Lindner:

I have reviewed your e-mail, dated October 11, 2006 (the "October 11th e-mail"), to Stephen P. Norman, Secretary of American Express Company (the "Company"), pursuant to which you attached a "Notice of Shareholder Proposal," dated December 30, 2006 [sic]. In the October 11th e-mail you also stated your wish to run for the Board of Directors of the Company and asked to inspect the Company's shareholder list so that you "may communicate directly with them."

As indicated in Mr. Norman's e-mail, dated October 23, 2006, to you, he intends to have your request to be considered as a candidate for the Company's Board placed on the agenda for the next meeting of the Nominating and Governance Committee (the "Nominating Committee") of the Board, which is scheduled to be held on November 20, 2006. Mr. Norman has asked me to communicate with you regarding your Notice of Shareholder Proposal and request to inspect the Company's shareholder list.

The Notice of Shareholder Proposal

The proxy rules promulgated by the Securities and Exchange Commission (the "Commission") provide that a company may, but is not obligated to, accept a shareholder's revisions to his proposal and that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." Please confirm that your Notice of Shareholder Proposal attached to the October 11th e-mail constitutes the shareholder proposal that you desire to include in the Company's 2007 proxy materials and supersedes all previous versions of the proposal that you have delivered to the Company, including the shareholder proposal attached to your e-mail, dated October 2, 2006, to Mr. Norman.

As we have previously indicated, the Company intends to seek a "no action" letter from the Staff of the Commission that would permit the Company to exclude your proposal from the Company's 2007 proxy statement. With this in mind, a confirmation of the shareholder proposal that you desire to include in the 2007 proxy statement will facilitate further communication with you and the Commission on this matter.

Request to Inspect Shareholder List

We believe your request to inspect the Company's shareholder list is premature. The Nominating Committee has not yet met to consider your, or for that matter any other person's, candidacy for the Board. In addition, as the Staff of the Commission has not yet had an opportunity to review a "no action" request that the Company intends to prepare and file regarding your shareholder proposal, it is not clear whether you ultimately will be able to include such shareholder proposal in the Company's 2007 proxy materials. Accordingly, it is premature to ascertain at this time whether you have a proper business purpose that would entitle you under New York law to review the Company's shareholder list.

* * *

Mr. Norman has also asked that I advise you to furnish to him as soon as practicable a copy of your CV and a statement of the reasons why you believe the Nominating Committee should nominate you for the Board so that we may provide these items to the members of the Nominating Committee sufficiently in advance of its November 20th meeting. In addition, please furnish Mr. Norman with any other information that you may have that you believe demonstrates your management, finance, marketing, technology, law, international business or public sector experience. The above information will be helpful to the Nominating Committee in considering your candidacy for the Company's Board.

Very truly yours,

/s/ Harold E. Schwartz

Harold E. Schwartz
Group Counsel

cc: Mr. Stephen P. Norman



Harold E Schwartz

10/31/2006 06:33 PM

To: nyc10003@nyc.rr.com
cc: Stephen P Norman@AMEX
Subject: Shareholder Proposal and Other Matters

Dear Mr. Lindner,

The attached letter is also being sent to you via overnight courier.

Very truly yours,

Harold E. Schwartz
Group Counsel
American Express Company



5xk202!.DOC

October 31, 2006

VIA OVERNIGHT COURIER
AND ELECTRONIC MAIL

Mr. Peter W. Lindner
1 Irving Place
Apt. G-23-C
New York, New York 10003

Re: Shareholder Proposal and Other Matters

Dear Mr. Lindner:

I have reviewed your e-mail, dated October 11, 2006 (the "October 11th e-mail"), to Stephen P. Norman, Secretary of American Express Company (the "Company"), pursuant to which you attached a "Notice of Shareholder Proposal," dated December 30, 2006 [sic]. In the October 11th e-mail you also stated your wish to run for the Board of Directors of the Company and asked to inspect the Company's shareholder list so that you "may communicate directly with them."

As indicated in Mr. Norman's e-mail, dated October 23, 2006, to you, he intends to have your request to be considered as a candidate for the Company's Board placed on the agenda for the next meeting of the Nominating and Governance Committee (the "Nominating Committee") of the Board, which is scheduled to be held on November 20, 2006. Mr. Norman has asked me to communicate with you regarding your Notice of Shareholder Proposal and request to inspect the Company's shareholder list.

The Notice of Shareholder Proposal

The proxy rules promulgated by the Securities and Exchange Commission (the "Commission") provide that a company may, but is not obligated to, accept a shareholder's revisions to his proposal and that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." Please confirm that your Notice of Shareholder Proposal attached to the October 11th e-mail constitutes the shareholder proposal that you desire to include in the Company's 2007 proxy materials and supersedes all previous versions of the proposal that you have delivered to the Company, including the shareholder proposal attached to your e-mail, dated October 2, 2006, to Mr. Norman.

As we have previously indicated, the Company intends to seek a "no action" letter from the Staff of the Commission that would permit the Company to exclude your proposal from the Company's 2007 proxy statement. With this in mind, a confirmation of the shareholder proposal that you desire to include in the 2007 proxy statement will facilitate further communication with you and the Commission on this matter.

Request to Inspect Shareholder List

We believe your request to inspect the Company's shareholder list is premature. The Nominating Committee has not yet met to consider your, or for that matter any other person's, candidacy for the Board. In addition, as the Staff of the Commission has not yet had an opportunity to review a "no action" request that the Company intends to prepare and file regarding your shareholder proposal, it is not clear whether you ultimately will be able to include such shareholder proposal in the Company's 2007 proxy materials. Accordingly, it is premature to ascertain at this time whether you have a proper business purpose that would entitle you under New York law to review the Company's shareholder list.

* * *

Mr. Norman has also asked that I advise you to furnish to him as soon as practicable a copy of your CV and a statement of the reasons why you believe the Nominating Committee should nominate you for the Board so that we may provide these items to the members of the Nominating Committee sufficiently in advance of its November 20th meeting. In addition, please furnish Mr. Norman with any other information that you may have that you believe demonstrates your management, finance, marketing, technology, law, international business or public sector experience. The above information will be helpful to the Nominating Committee in considering your candidacy for the Company's Board.

Very truly yours,

/s/ Harold E. Schwartz

Harold E. Schwartz
Group Counsel

cc: Mr. Stephen P. Norman


AMERICAN
EXPRESS

American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

October 31, 2006

VIA OVERNIGHT COURIER
AND ELECTRONIC MAIL

Mr. Peter W. Lindner
1 Irving Place
Apt. G-23-C
New York, New York 10003

Re: Shareholder Proposal and Other Matters

Dear Mr. Lindner:

I have reviewed your e-mail, dated October 11, 2006 (the "October 11th e-mail"), to Stephen P. Norman, Secretary of American Express Company (the "Company"), pursuant to which you attached a "Notice of Shareholder Proposal," dated December 30, 2006 [sic]. In the October 11th e-mail you also stated your wish to run for the Board of Directors of the Company and asked to inspect the Company's shareholder list so that you "may communicate directly with them."

As indicated in Mr. Norman's e-mail, dated October 23, 2006, to you, he intends to have your request to be considered as a candidate for the Company's Board placed on the agenda for the next meeting of the Nominating and Governance Committee (the "Nominating Committee") of the Board, which is scheduled to be held on November 20, 2006. Mr. Norman has asked me to communicate with you regarding your Notice of Shareholder Proposal and request to inspect the Company's shareholder list.

The Notice of Shareholder Proposal

The proxy rules promulgated by the Securities and Exchange Commission (the "Commission") provide that a company may, but is not obligated to, accept a shareholder's revisions to his proposal and that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." Please confirm that your Notice of Shareholder Proposal attached to the October 11th e-mail constitutes the shareholder proposal that you desire to include in the Company's 2007 proxy materials and supersedes all previous versions of the proposal that you have delivered to the Company, including the shareholder proposal attached to your e-mail, dated October 2, 2006, to Mr. Norman.

As we have previously indicated, the Company intends to seek a "no action" letter from the Staff of the Commission that would permit the Company to exclude your proposal from the Company's 2007 proxy statement. With this in mind, a confirmation of the shareholder proposal that you desire to include in the 2007 proxy statement will facilitate further communication with you and the Commission on this matter.

Request to Inspect Shareholder List

We believe your request to inspect the Company's shareholder list is premature. The Nominating Committee has not yet met to consider your, or for that matter any other person's, candidacy for the Board. In addition, as the Staff of the Commission has not yet had an opportunity to review a "no action" request that the Company intends to prepare and file regarding your shareholder proposal, it is not clear whether you ultimately will be able to include such shareholder proposal in the Company's 2007 proxy materials. Accordingly, it is premature to ascertain at this time whether you have a proper business purpose that would entitle you under New York law to review the Company's shareholder list.

* * *

Mr. Norman has also asked that I advise you to furnish to him as soon as practicable a copy of your CV and a statement of the reasons why you believe the Nominating Committee should nominate you for the Board so that we may provide these items to the members of the Nominating Committee sufficiently in advance of its November 20th meeting. In addition, please furnish Mr. Norman with any other information that you may have that you believe demonstrates your management, finance, marketing, technology, law, international business or public sector experience. The above information will be helpful to the Nominating Committee in considering your candidacy for the Company's Board.

Very truly yours,



Harold E. Schwartz
Group Counsel

cc: Mr. Stephen P. Norman



"Peter Lindner" <nyc10003@nyc.rr.com>

10/24/2006 06:37 AM

To: Harold E Schwartz/AMER/CORP/AEXP@AMEX
cc: "SEC - Corporate Finance" <cfletters@sec.gov>
Subject: Fw: Fw: 1) Peter Lindner's American Express Proposal for April 2007 and 2) Declaring to run for Board of Directors

Harold:

I look forward to "communicating" with you (email, phone, or in person) on the shareholder proposal.

If you have some rough drafts of your objections / concurrences, then I would like to hear them. You can label them "DRAFT" so that you are not strictly held to their content, and we can narrow our differences. Of course, if you have a finished opinion, I'd like to hear that, so that we can handle this **before** going to the SEC. This does not have to be a last minute affair. And I would like to be able to approach major shareholders directly with my proposal in a timely fashion, so that they can respond to me, and query American Express on the implications of my proposal. If you wish to jointly sponsor that proposal in a modified form, I would (again) be in favor of that.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

----- Original Message -----
From: Peter Lindner
To: Stephen P Norman
Cc: Harold E Schwartz
Sent: Mon., Oct. 23, 2006 10:57 PM
Subject: Re: Fw: 1) Peter Lindner's American Express Proposal for April 2007 and 2) Declaring to run for Board of Directors

Thank you for your courtesy.

I would like to make a candidate statement and additionally appear before the committee to ask for their vote and to answer their questions. Please schedule a time for me to do so, and tell me how many minutes I have to talk to them (etc).

Do they need a CV and a candidacy statement, for I 'd like to give them one.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

----- Original Message -----
From: Stephen P Norman
To: Peter Lindner
Cc: Harold E Schwartz
Sent: Mon., Oct. 23, 2006 10:06 AM
Subject: Re: Fw: 1) Peter Lindner's American Express Proposal for April 2007 and 2) Declaring to run for Board of Directors

I have placed your request to be considered as a candidate for the Board of Directors of American Express Company on the Agenda for the Nov. 20 , 2006 meeting of the Board's Nominating and Governance Committee.

I will review that Agenda and finalize it with the Committee Chairman not later than October 31.

I have no reason to expect that the Committee Chairman will be unwilling to consider your candidacy.
As to your shareholder proposal, Mr. Schwartz of our legal department will communicate with you directly.

Stephen P Norman

10/23/2006 10:06 AM



To: "Peter Lindner" <nyc10003@nyc.rr.com>
cc: Harold E Schwartz/AMER/CORP/AEXP@AMEX
Subject: Re: Fw: 1) Peter Lindner's American Express Proposal for April 2007 and 2) Declaring to run for Board of Directors

I have placed your request to be considered as a candidate for the Board of Directors of American Express Company on the Agenda for the Nov. 20 , 2006 meeting of the Board's Nominating and Governance Committee.
I will review that Agenda and finalize it with the Committee Chairman not later than October 31.
I have no reason to expect that the Committee Chairman will be unwilling to consider your candidacy.
As to your shareholder proposal, Mr. Schwartz of our legal department will communicate with you directly.



"Peter Lindner"
<nyc10003@nyc.rr.com
>

10/22/2006 02:10 PM

To: Harold E Schwartz/AMER/CORP/AEXP@AMEX
cc:
Subject: Fw: 1) Peter Lindner's American Express Proposal for April 2007 and 2) Declaring to run for Board of Directors

Harold:

Oops. I'm sorry I forgot to cc: you on this.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962
----- Original Message -----
From: Peter Lindner
To: stephen.p.norman@aexp.com
Cc: SEC - Corporate Finance
Sent: Sat., Oct. 21, 2006 9:50 PM
Subject: Fw: 1) Peter Lindner's American Express Proposal for April 2007 and 2) Declaring to run for Board of Directors

To the Chair of the Nominating and Governance Committee in care of the Company's Secretary, Mr. Stephen P. Norman :

As per 15 of Amex Principles (below excerpted, full text attached), please forward this letter and my requests

- to be on the American Express Boards and
- on my shareholder proposal

to the Chair of the Nominating and Governance Committee, and copy me on that letter since I have not heard from you on my previous requests in over two weeks.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

Note 1:
If the concern relates to the Company's governance practices, business ethics or corporate conduct, the concern should be submitted in writing to the Chair of the Nominating and Governance Committee in care of the Company's Secretary at the Company's headquarters address.

http://media.corporate-ir.net/media_files/irol/64/64467/Principles_032206.pdf
"American Express Company Corporate Governance Principles (as amended and restated as of March 22, 2006)" section **"15) Communicating Concerns to the Board"** on page 9

----- Original Message -----
From: Peter Lindner
To: stephen.p.norman@aexp.com
Cc: Harold E Schwartz ; SEC - Corporate Finance
Sent: Wed., Oct. 11, 2006 8:29 PM
Subject: 1) Peter Lindner's American Express Proposal for April 2007 and 2) Declaring to run for Board of Directors

Stephen P. Norman, Secretary of American Express

Dear Mr. Norman,

1. A week has passed, and I still have not heard from you about my revised proposal to your Group Counsel. I decided to be a bit pro-active to submit the attached "Notice of Proposal", so that it may satisfy your "substantive" objections to my previously worded one. Again, I appreciate you are not objecting to me on procedural nor eligibility grounds.

2. I also hereby declare that I wish to run for the Board of Directors of American Express and for the Board of Directors of Centurion Bank, which is to be voted on in the April 2007 meeting with the above proposal. Please include any necessary by-laws I may need
and also acquaint me with your shareholder list, so that I may communicate directly with them.

I am also still abiding in the belief of SEC rule 14a-8 in which the SEC says:
"We encourage shareholders and companies to work out these differences before contacting us."

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003

home: 212-979-9647
cell: 917-207-4962

PS: Mr. Ted Yu, I apologize in advance for disturbing you about this, and I appreciate that you told me (I believe) to copy you on my correspondence to American Express.  Notice of Proposal.doc


AMERICAN EXPRESS COMPANY CORPORATE GOVERNANCE PRINCIPLES Principles_032206.pdf

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner
1 Irving Place, Apt. G-23-C
New York, New York 10003

Date: December 30, 2006

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2007.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner
1 Irving Place, Apt. G-23-C
New York, New York 10003

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus ___ shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

AMERICAN EXPRESS COMPANY
CORPORATE GOVERNANCE PRINCIPLES
(as amended and restated as of March 22, 2006)

---

1) Director Qualifications

A significant majority of the Board of Directors shall consist of independent, non-management directors who meet the criteria for independence required by the New York Stock Exchange. There shall also be no more than two employee directors on the Board. Currently the Chief Executive Officer is the only management director. The Nominating and Governance Committee shall be responsible for reviewing the qualifications and independence of the members of the Board.

2) Independence of Directors

A director is independent if he or she does not have a material relationship with the Company or one of its subsidiaries.

The Board has established the following guidelines to assist it in determining director independence.

A director will not be considered independent if:

i. within the last three years the director was an employee of the Company or an immediate family member was an executive officer of the Company;

ii. the director or an immediate family member received, during any twelve-month period within the last three years, more than $100,000 per year in direct compensation from the Company (other than director and committee fees and pension or other deferred compensation);

iii. the director or an immediate family member is a partner of the Company's present internal or external auditing firm; the director is a current employee of such firm; a member of the director's immediate family is an employee of such firm and participates in the firm's audit, assurance or tax compliance practice; or the director or immediate family member was within the last three years a partner or employee of such firm and worked on the Company's audit;

iv. within the last three years an executive officer of the Company served on the compensation committee of another company that employed the director, or an immediate family member of the director, as an executive officer; or

v. the director is a current employee, or has an immediate family member who is an executive officer, of a company that made payments to, or received payments from, the Company in an amount which, in any of the last three fiscal years,

exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

The following relationships will be considered material if a Company director is:

i. an executive officer of a charitable organization and the Company's annual charitable contributions to the organization (exclusive of gift-match payments) exceed the greater of $1 million or 2% of the organization's total annual revenues;

ii. a partner of or of counsel to a law firm that performs substantial legal services to the Company on a regular basis; or

iii. a partner, officer or employee of an investment bank or consulting firm that performs substantial services to the Company on a regular basis.

In cases where a director has a relationship that is not described above or is otherwise not covered in the above examples, a majority of the Company's independent directors, after considering all of the relevant circumstances, may make a determination whether or not such relationship is material and whether the director may therefore be considered independent under the NYSE rules. The Company shall explain the basis of any such determinations of independence in the next proxy statement.

The Board of Directors also has determined that the following relationships are not material and do not impair a director's independence:

i. possession and use of an American Express Card or use of the Company's travel services, by a director or his or her family members, on terms and conditions similar to those available to other cardmembers;

ii. incurring indebtedness to the Company, on the American Express Card or otherwise as permitted by law, or use of the Company's financial services, by a director or his or her family members, on terms and conditions similar to those available to other persons of like credit-worthiness;

iii. membership in the same professional association, social, fraternal or religious organization or club as an Executive Officer of the Company;

iv. prior attendance at the same educational institution as an Executive Officer of the Company;

v. service on the Board of another public company on which an Executive Officer of the Company also serves as a Board member, except for prohibited Compensation Committee interlocks;

vi. service as a director, trustee or executive officer of a charitable organization where an Executive Officer of the Company also serves as a director or trustee,

unless the Company contributes more than the greater of $1,000,000 or 2% of the charity's total revenues; or

vii. service as an executive officer of a public company that also uses the Company's independent registered public accountants.

The Board of Directors has determined that as of January 23, 2006, ten of the Company's 13 incumbent directors are independent under these guidelines: Ms. Burns and Messrs. Akerson, Bowen, Chernin, Dolan, Leschly, McGinn, Miller, Popoff and Walter. The other two non-management directors, Ms. Barshefsky and Mr. Jordan, as well as Mr. Chenault, continue to participate in the Board's activities and provide valuable insights and advice.

3) Composition and Size of the Board

The Board of Directors of American Express Company should be diverse, engaged and independent.

Directors should be persons who have achieved prominence in their field and who possess significant experience in areas of importance to the Company, such as general management, finance, marketing, technology, law, international business or public sector activities.

Directors should possess integrity, independence, energy, forthrightness, analytical skills and commitment to devote the necessary time and attention to the Company's affairs. Directors should possess a willingness to challenge and stimulate management and the ability to work as part of a team in an environment of trust.

Directors should be committed to representing the interests of all shareholders and not to advancing the interests of special interest groups or constituencies of shareholders.

While the Board need not adhere to a fixed number of directors, generally a board composed of 12 - 14 directors, supplemented by Advisors, offers a sufficiently large and diverse group to address the important issues facing the Company while being small enough to encourage personal involvement and discussion.

<u>One-Year Terms</u>

Directors shall be elected at the annual meeting of shareholders for a one-year term, to serve until the next annual meeting of shareholders.

If a director is elected between annual meetings of shareholders, the initial term of any such director shall expire at the next annual meeting of shareholders.

Change of Status

Any director whose principal occupation substantially changes following his or her initial election or re-election as a director of this Company should promptly notify the Nominating and Governance Committee of such change and submit a letter resigning from the American Express Board at the pleasure of the Committee. The Committee will, after consultation with the Chief Executive Officer, recommend to the directors whether such director should be asked either to remain as a director or to not stand for reelection at the next annual meeting, in order that a new candidate who meets the Committee's criteria for membership may join the Board without exceeding the desired maximum number of Board members.

No Term Limits

There is no limit on the number of one-year terms that a director may be re-elected to prior to his or her 72nd birthday. The Nominating and Governance Committee believes that much of the knowledge of the Company's operations, management and businesses is cumulative, and so long as a director is deemed by the Committee to meet the criteria for Board service, there shall be no limit on the number of terms that a director may be re-elected except for age.

Director Retirements

A director shall not be eligible for re-election after his or her 72nd birthday.

Any director who has held the office of Chief Executive Officer of the Company shall retire from the Board of Directors effective upon his or her resignation as Chief Executive Officer unless requested by the independent directors to continue to serve as a director for a transitional term.

Other than a former Chief Executive Officer, a director who is a current or former employee shall not be eligible for election or re-election as a director of the Company after attaining his or her 65th birthday.

Attendance at Meetings of Shareholders

The Board of Directors encourages all its members to attend the Annual Meeting of Shareholders.

Membership on other Boards

There shall be no pre-determined limitation on the number of other boards of directors on which directors of the Company may serve, although no director should serve on more than two other corporate audit committees. The Board expects individual directors to use their judgment, in light of all other commitments, in accepting directorships of other

corporations or charitable organizations and to allow sufficient time and attention to Company matters.

4) Voting for Directors

In any non-contested election of directors, any director nominee who receives a greater number of votes *"withheld"* from his or her election than votes *"for"* such election shall submit his or her resignation to the Board within 30 days of the shareholder vote. In deciding whether or not to accept the resignation, the Board shall consider all factors deemed relevant, including the stated reason why shareholders who cast *"withhold"* votes did so, the qualifications of the director, and whether the director's resignation from the Board would be in the best interests of the Company and its shareholders. The Board will also consider a range of possible responses to the shareholder vote, including, for example, acceptance of the resignation or rejection of the resignation and having the director continue to serve but curing the grievance causing the *"withheld"* votes. Only the Company's independent directors, excluding the nominee in question, shall decide the nominee's status. The Board shall reach its decision within 90 days of the shareholder vote and disclose its final decision in a Form 8-K filed with the Securities and Exchange Commission within four business days of such decision, together with a full explanation of the process and the reasons for rejecting the tendered resignation, if applicable.

This policy will be described in the Company's proxy statement each time shareholders are asked to elect directors.

5) Director Responsibilities

The basic responsibility of the directors is to exercise their business judgment in good faith and to act in what they reasonably believe to be in the best interests of the Company. In discharging that obligation, directors should be entitled to rely on the honesty and integrity of their fellow directors and the Company's senior executives and outside advisors and auditors. The directors shall also be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, to the benefits of indemnification to fullest extent permitted by law and the Company's certificate of incorporation and bylaws and to exculpation as provided by state law and the Company's certificate of incorporation.

Directors should regularly attend meetings and review materials distributed to them prior to each meeting.

<u>Annual Business Plan</u>

The Board shall oversee management's conduct of the Company's businesses. At the beginning of each year, the Company's Chief Financial Officer will present to the Board a consolidated Business Plan. A portion of each Board meeting will be devoted to a discussion of the Company's results. Once a year, each of the Global Business Groups will present an in-depth review of their business.

Corporate Strategy

Assuring that the Company has the appropriate business strategies in place, and the resources to fulfill them, is another of the Board's primary responsibilities. The Board of Directors and management will engage in a comprehensive review and discussion of the Company's strategic goals, as well as management's plans to achieve them.

6) Content and Frequency of Board Meetings

The Board should have eight scheduled Board meetings a year, one of which may be by means of conference telephone arrangements, and be on-call to meet more frequently if emergencies or unusual circumstances warrant.

The Chairman of the Board - in consultation with the Chief Executive Officer if the positions are held by different persons - will be responsible for establishing agendas for each meeting, but any director may request that a matter be placed on the Board's agenda by contacting the Chairman or the Secretary.

Consistent with current practice, a portion of each regularly scheduled Board meeting shall be devoted to an executive session in which the Chief Executive Officer and the directors may discuss the condition of the Company's business and other sensitive or confidential matters with the Chief Executive Officer but without the other members of the Company's senior management present.

Executive Sessions without Management

The non-management directors shall meet periodically in executive session without the Chief Executive Officer present.

The executive sessions of non-management directors shall be presided over by the director who is the chairman of the Committee responsible for the issue being discussed. General discussions, such as the review of the Company's overall performance, shall be presided over by the longest serving member of the Board. This procedure for selecting a presiding director will be disclosed in the Company's proxy statement. The Board will schedule at least three executive sessions of non-management directors each year, including one executive session of independent directors only. However, any director may request additional executive sessions of non-management directors to discuss any matter of concern.

7) Access to Management and to Outside Experts

Non-management directors shall have access to individual members of management or to other employees of the Company on a confidential basis. Directors are authorized to conduct independent investigations and to hire outside consultants or experts at the Company's expense. Directors shall also have access to Company records and files, and directors may contact other directors without informing Company management of the

purpose or even the fact of such contact.

8) Board Committees

A substantial portion of the Board's oversight and governance responsibilities are carried out by the Committees of the Board. The agenda for each Committee will be the responsibility of the Committee chair.

The Board currently has **five** standing committees.

Three of the Committees - the Nominating and Governance Committee, the Audit Committee and the Compensation and Benefits Committee - shall be composed exclusively of independent directors as required by New York Stock Exchange. All of the members of the Audit Committee shall possess financial literacy as called for by the NYSE, and at least one member shall be an audit committee financial expert as defined in Item 401(h) of SEC Regulation S-K. In addition to meeting the independence requirements described in section (2) above, members of the Audit Committee must also satisfy the independence requirements for Audit Committee members set forth in SEC Rule 10A-3(b). Audit Committee members may not receive any compensation from the Company other than their directors' compensation.

Each Committee has the authority to hire at the expense of the Company independent legal, financial or other advisors as they deem necessary.

9) Annual Evaluations

Chief Executive Officer

At the beginning of each year, the Compensation and Benefits Committee, with input from the entire Board and concurrence of the Chief Executive Officer, will establish performance goals for the Chief Executive Officer. The goals may be annual or multi-year, as appropriate. At year-end, the Chief Executive Officer will report to the Board on the progress achieved against the goals. In evaluating progress against the goals, the Committee may consider feedback from investors, analysts, customers and employee surveys. The Chief Executive Officer evaluation will be reviewed in a private session of the non-employee directors before or after discussion with the Chief Executive Officer as a basis for considering the Chief Executive Officer's salary, annual incentive and long-term incentive compensation.

Directors

The Nominating and Governance Committee shall oversee an annual evaluation of the effectiveness of the Board of Directors. The evaluation shall assess the Board's contribution to the Company and identify areas that the Board believes could be improved.

Committees

Each Committee will perform an annual evaluation of its effectiveness. The results of these evaluations will be discussed with the full Board.

10) Management Succession

Assuring that the Company has the appropriate management talent to successfully pursue the Company's strategies is one of the Board's primary responsibilities. Directors are expected to become sufficiently familiar with the Company's executive officers as to be able to offer personal feedback on the performance of such officers, and by participating in an annual Executive Talent Review, to become generally familiar with the Company's senior management. The Board should also see that potential successors are identified for the Chief Executive Officer position in the event of emergency or his or her disability and shall identify successors for other key management positions.

11) Lead Director/Non-Executive Chair

Ordinarily and in normal circumstances, the Chief Executive Officer shall also serve as Chairman of the Board. During difficult transition periods or in periods of reduced investor confidence, it may be appropriate to have a non-executive Chair as a symbol of the Board's responsiveness to shareholder concerns. The Board does not recommend designating a single individual to serve as lead director or to act as a spokesperson for the Board. Instead, various individual non-management directors, particularly those who chair committees, will chair the Executive Sessions and may be asked to speak for the Board on matters in which they are involved, for example, at Annual Meetings of Shareholders.

12) Share Ownership by Directors

The Company believes that each director should have a substantial personal investment in the Company. A personal holding of 20,000 shares of the Company is recommended for each director. Directors shall have five years to attain their share ownership threshold.

13) Director Compensation

The Nominating and Governance Committee shall be responsible for recommending to the Board compensation and benefit programs for non-employee directors.

The Committee shall recommend compensation which is appropriate for a corporation of the complexity and size of American Express. A portion of the directors' compensation may be in the form of cash retainers and a portion may be in the form of stock grants or stock equivalent units. Chairs of the Board Committees shall receive additional cash retainers. Directors shall be permitted to defer the receipt of their cash retainers and their stock equivalent units.

14) Director Orientation and Continuing Education

All new directors shall be provided an orientation program, including personal briefing sessions from members of senior management on the Company's accounting policies, financial reporting, business strategies and key regulatory issues. Directors shall participate in continuing educational programs, including strategy reviews, visits to company facilities and business briefings.

15) Communicating Concerns to the Board

The Board of Directors has provided the means by which shareholders may send communications to the Board or to individual members of the Board. Such communications, whether by letter, email or telephone, should be directed to the Secretary of the Company who will forward them to the intended recipients. However, unsolicited advertisements or invitations to conferences or promotional material, in the discretion of the Secretary, may not be forwarded to the directors.

If a shareholder wishes to communicate to the Chair of the Audit Committee about a concern relating to the Company's financial statements, accounting practices or internal controls, the concern should be submitted in writing to the Chair of the Audit Committee in care of the Company's Secretary at the Company's headquarters address. If the concern relates to the Company's governance practices, business ethics or corporate conduct, the concern should be submitted in writing to the Chair of the Nominating and Governance Committee in care of the Company's Secretary at the Company's headquarters address. If the shareholder is unsure as to which category his or her concern relates, he or she may communicate it to any one of the independent directors in care of the Company's Secretary.

The Company's "whistleblower" policy prohibits the Company or any of its employees from retaliating or taking any adverse action against anyone for raising a concern in good faith. If a shareholder or employee nonetheless prefers to raise his or her concern in a confidential or anonymous manner, the concern may be directed to the Office of the Ombudsperson at the Company's headquarters or by telephone at 1-800-297-1010. The Ombudsperson will refer the concern to the Chair of the Audit Committee who will assure that the matter is properly investigated.



"Peter Lindner" <nyc10003@nyc.rr.com
>

10/11/2006 08:29 PM

To: Stephen P Norman/AMER/CORP/AEXP@AMEX
cc: Harold E Schwartz/AMER/CORP/AEXP@AMEX, "SEC - Corporate Finance" <cfletters@sec.gov>
Subject: 1) Peter Lindner's American Express Proposal for April 2007 and 2) Declaring to run for Board of Directors

Stephen P. Norman, Secretary of American Express

Dear Mr. Norman,

1. A week has passed, and I still have not heard from you about my revised proposal to your Group Counsel. I decided to be a bit pro-active to submit the attached "Notice of Proposal", so that it may satisfy your "substantive" objections to my previously worded one. Again, I appreciate you are not objecting to me on procedural nor eligibility grounds.

2. I also hereby declare that I wish to run for the Board of Directors of American Express and for the Board of Directors of Centurion Bank, which is to be voted on in the April 2007 meeting with the above proposal. Please include any necessary by-laws I may need and also acquaint me with your shareholder list, so that I may communicate directly with them.

I am also still abiding in the belief of SEC rule 14a-8 in which the SEC says:
"We encourage shareholders and companies to work out these differences before contacting us."

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

PS: Mr. Ted Yu, I apologize in advance for disturbing you about this, and I appreciate that you told me (I believe) to copy you on my correspondence to American Express.  Notice of Proposal.doc

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner
1 Irving Place, Apt. G-23-C
New York, New York 10003

Date: December 30, 2006

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2007.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner
1 Irving Place, Apt. G-23-C
New York, New York 10003

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus ___ shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.



"Peter Lindner"
<nyc10003@nyc.rr.com
>

10/03/2006 04:04 PM

To: Stephen P Norman/AMER/CORP/AEXP@AMEX
cc: "SEC - Corporate Finance" <cfletters@sec.gov>, Harold E Schwartz/AMER/CORP/AEXP@AMEX
Subject: RE: Ted Yu and American Express Shareholder

Tuesday, October 3, 2006<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

Mr. Stephen P. Norman,
Corporate Secretary
American Express
<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />200 Vesey Street
NY, NY 10285

cc: SEC, Ted Yu
Harold Schwarz, Group Counsel, Amex

Dear Mr. Norman,

I just spoke with Mr. Harold Schwarz – the Amex Group Counsel – and reminded him of the SEC advice (attached):

"We encourage shareholders and companies to work out these differences before contacting us."

Mr. Schwartz initially said he would not comply with that spirit, since he intended to contact the SEC before trying to work out the differences – or even tell me the reasons – why Amex is fighting my proposal to examine and modify the Amex Code of Conduct.

I informed Mr. Schwartz that I would withdraw the proposal if the changes I want are carried out. He told me to write you directly.

Specifically, Mr. Schwartz had stipulated that Amex had replied to me "in dribs and drabs" about the reasons for why my proposal would not be accepted by Amex, when his letter on procedures and eligibility of Sep 29 2006 did not give all the reasons, which could have been given in his reply to my letter of Feb 2006. Mr. Schwartz informed me that the Code of Conduct is reviewed periodically (not by him), and that is what I was asking for. So, Mr. Schwartz concluded (if I may be so bold to rephrase) that Amex is doing the thing I am wanting in reviewing

and revising the Code of Conduct, and that all I am asking for is a more thorough review that includes the points I made, such as historical review inside Amex and outside for the past 10 years, involvement of stakeholders and academics, open process for suggestions and a revised COC at the end.

Sincerely yours,

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

c:\documents and settings\plindner\my documents\my documents\amex_trs\peter lindner shareholder proposal\stephen p norman and sec on working out shareholder proposal.doc

from SEC rules on shareholder proposal process
"Division of Corporation Finance
Securities and Exchange Commission
Shareholder Proposals
Staff Legal Bulletin No. 14 (CF)
Action: Publication of CF Staff Legal Bulletin
Date: July 13, 2001"
cfslb14.pdf
page 10 of 28



"Peter Lindner" <nyc10003@nyc.rr.com>
10/03/2006 11:24 AM

To: Harold E Schwartz/AMER/CORP/AEXP@AMEX
cc: Stephen P Norman/AMER/CORP/AEXP@AMEX
Subject: Re: revised shareholder proposal

Mr. Schwartz,

Since you got my electronic reply to ALL of your 3 objections and the one additional one raised by Mr. Norman, I wish you to certify that my Shareholder Proposal meets ALL the SEC requirements, and that you will not fight listing this proposal (you wrote me on 9/29/2006 that my proposal "fails to meet the procedural and eligibility requirements of the SEC's proposal rule contained in Rule 14a-8 ... as follows" where you listed 3 problems).

May I also remind you that I submitted this **identical** proposal in "Thu., Feb. 9, 2006 12:40 AM" to "Ron Stovall, SVP Investor Relations" and he did not respond with a detailed list. The first list I got was from you on 9/29/2006, for which I am grateful. I hope you do not follow his example and perhaps violate the letter and/or spirit of the SEC rules by listing the rule "fail"ures one at a time.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

----- Original Message -----
From: "Harold E Schwartz" <harold.e.schwartz@aexp.com>
To: <nyc10003@nyc.rr.com>
Cc: "Stephen P Norman" <stephen.p.norman@aexp.com>
Sent: Tue., Oct. 3, 2006 11:07 AM
Subject: revised shareholder proposal

\>
\> Dear Mr. Lindner:
\>
\> Steve Norman, the American Express Company Corporate Secretary, asked that I
\> forward to you a copy of the proxy rules of the Securities and Exchange
\> Commission. You should be able to review such rules by going to the following
\> address on the Worldwide Web: http://www.sec.gov/about/forms/reg14a.pdf.
\>
\> Very truly yours,
\> Harold E. Schwartz

> Group Counsel
>
> ----- Forwarded by Harold E Schwartz/AMER/CORP/AEXP on 10/03/2006 11:01 AM
> ----- .
>
> Stephen P Norman
> To: Harold E Schwartz/AMER/CORP/AEXP@AMEX
> 10/02/2006 05:58 cc:
> PM Subject: revised shareholder proposal
>
>
>
>
>
> ----- Forwarded by Stephen P Norman/AMER/CORP/AEXP on 10/02/06 05:57 PM -----
>
> "Peter Lindner"
> <nyc10003@nyc.rr. To: Stephen P
Norman/AMER/CORP/AEXP@AMEX
> com> cc:
> Subject: revised shareholder proposal
> 10/02/06 05:48 PM
>
>
>
>
>
>
> Mr. Norman:
>
> There were 3 objections in your Sep 29 2006 letter (from Harold E Schwartz,
> Group Counsel). Plus you added the SEC "personal interest" objection. Below I
> feel I meet your objections.
>
> 1. This is to state that I do own over $2,000 market value of American
> Express shares in my
> Amex Company Stock Fund
> which is the ISP fund with a closing balance last year at 10/1/2005 of
> $78,826.35 for 949.0520 shares.
>
> I am told by the ISP people (Philip) that on page 14 of the "Benefits Handbook"
> that this means I should have "full voting rights" for the units.
>
> 2. I plan to keep well over $2,000 through the next years, including the
> date of the upcoming Shareholder meeting.

>
> 3. I used Microsoft Word to count the number of words in my proposal and
> got under 500. It was 433 words. In my conversation with you today, you
> alluded to the section of the Amex bylaws on shareholder proposals which I
> included -- that is NOT part of my proposal.
>
> However, since it was a confusing format, I re-typed it and attached it
> here as "Peter Lindner Shareholder Proposal plain c.doc" which has 496 words,
> assuming you count (as MS Word does) the web links as one word. I can revise
> it if you wish, and I will revise the wording if you feel that it confusing in
> any way or if it is too close to the 500 word limit. I'd like to accommodate
> whatever way you feel this proposal will be successful when accepted, since I
> want to work with you on this matter.
>
> 4. As to the 14A.8 section of SEC rules (attached as a pdf from the SEC),
> I hereby state that I feel that the proposal I am drafting (or have drafted --
> if you don't change it) will have an impact on American Express and other
> companies (leading by example) in making sure that Codes of Conduct will be
> more than mere gestures. That is the point of the Enron Code of Conduct --
> words must be matched by deeds, and consequences for their actions.
>
> Regards,
>
> Peter
>
> Peter W. Lindner
> 1 Irving Place, Apt. G-23-C
> NY, NY 10003
> home: 212-979-9647
> cell: 917-207-4962
>
> |-----------+---|
> | Rule | The proposal relates to the redress of a personal claim or grievance against the company or |
> | 14a-8(i)(4| any other person, or is designed to result in a benefit to the shareholder, or to further a |
> |) | personal interest, which is not shared by the other shareholders at large. |
> |-----------+---|
>
>
> 3 attachments to email, (See attached file: Peter Lindner Shareholder Proposal
> plain c.doc)(See attached file: Shows Peter Lindner Shareholder proposal has
> 433 words.ppt)(See attached file: SEC rules on shareholder proposal process
> cfslb14.pdf)
>

Peter Lindner

From: "Peter Lindner" <nyc10003@nyc.rr.com>
To: <stephen.p.norman@aexp.com>
Sent: Mon., Oct. 2, 2006 6:21 PM
Attach: Amex ISP on full voting rights.doc
Subject: Additional Proof of voting rights and of Amex share ownership for 2+ years

Mr. Norman:

I got the copy of the Amex document that says I have full voting rights for the shares of the ISP fund. (attached)

I am also faxing you a 3 page Amex ISP statement that shows I had $61,134.79 in the AMEX Company Stock Fund date 09/30/2003, to allay any concerns that I have had the shares for too short a period. I have had them more than 2 years prior to submitting my proposal.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

also sent via fax 3 page attachment to 212-640-0135

It works for You.
(The American Express Retirement Program)

AMERICAN EXPRESS RETIREMENT PROGRAM

For Period: October 01, 2003 through December 31, 2003

Summary For:

PETER W LINDNER
APT G-23-C
1 IRVING PLACE
NEW YORK, NY 10003

This section shows a summary of all of your accounts, which may include:

- American Express Incentive Savings Plan (ISP)
- American Express Retirement Plan (Retirement Plan)
- American Express Supplemental Retirement Plan (SRP)

Are you saving enough for retirement? In 2004 the maximum pre-tax elective deferral amount for employer sponsored savings plans increases to $13,000. You can learn more by going to "How Much Will Retirement Cost?" under AlreadySaving at americanexpress.com/retirement.

Visit Financial Accounts to organize and track the value of your American Express and non-American Express accounts in one secure place with just one password. Financial Accounts is accessible from the Manage Your Account drop-down menu when you log into your Workplace Retirement Account at americanexpress.com/retirement.

	Ending Balance	Total Vested Value
ISP	98,849.86	98,849.86
Retirement Plan	29,712.67	29,712.67
Total	$128,562.53	$128,562.53

Total Value by Plan


Retirement Plan
23%
$29,712.67
ISP
77%
$98,849.86

Percentages and totals may not be exact due to rounding.

	ISP	Retirement Plan	Year-to-Date
Beginning balance 09/30/2003	$91,454.28	$29,356.05	$102,952.58
Interest	$0.00	$356.62	$1,414.69
Dividend	$287.84	$0.00	$631.99
Market value change	$7,107.74	$0.00	$23,563.09
Ending balance 12/31/2003	$98,849.86	$29,712.67	$128,562.53



www.americanexpress.com/retirement

It works for You.
The American Express Retirement Program

AMERICAN EXPRESS RETIREMENT PROGRAM

For Period: October 01, 2003 through December 31, 2003

PETER W LINDNER

You have elected to save:
0% of your pay on a pre-tax basis (tax deferred)
0% of your pay on an after-tax basis

Incentive Savings Plan (ISP)

Summary by Contribution Source

This section provides detailed information about the contributions to your Incentive Savings Plan (ISP). Your vested percentages and corresponding balances are also included.

	Contributions			Vesting Summary		
	10/01/2003-12/31/2003	Year-to-Date	Since Enrollment	Current Value	Percent Vested	Total Vested Value
Employee						
Before-Tax Savings	$0.00	$0.00	$17,805.81	$41,302.16	100%	$41,302.16
	$0.00	$0.00	$17,805.81	$41,302.16		$41,302.16
Employer						
Co. Matching Cont.	$0.00	$0.00	$8,698.22	$17,508.80	100%	$17,508.80
Co. Stock Cont.	$0.00	$0.00	$2,923.48	$8,510.69	100%	$8,510.69
Company Unrestricted	$0.00	$0.00	$2,119.55	$6,451.51	100%	$6,451.51
Profit Sharing Cont.	$0.00	$0.00	$10,806.85	$22,404.91	100%	$22,404.91
SOP Transfer Account	$0.00	$0.00	$510.72	$2,671.79	100%	$2,671.79
	$0.00	$0.00	$25,056.82	$57,547.70		$57,547.70
Total	$0.00	$0.00	$42,862.63	$98,849.86		$98,849.86

If your retirement savings are in various plans with different providers or institutions, such as a former employer or other financial institution, you can gain more control and simplify the task of managing your savings by consolidating them into one account. For help with this process, call the **Retirement SuccessLine** at 800-889-0271. We'll walk you through it.

Activity Summary by Investment

This section identifies how each investment option of your Incentive Savings Plan (ISP) account changed from October 01, 2003 to December 31, 2003.

Asset Classification	Investment Option	Beginning Balance 09/30/2003	Contributions and Other Additions (+)	Withdrawals and Other Reductions (-)	Dividends and Investment Earnings (+)	Change in Market Value (gain/loss)	Ending Balance 12/31/2003
Large Cap Stock	AXP New Dimensions Fund (Y)	$30,319.49	$0.00	$0.00	$155.25	$2,758.96	$33,233.70
Other	AMEX Company Stock Fund	$61,134.79	$0.00	$0.00	$132.59	$4,348.78	$65,616.16
Total		$91,454.28	$0.00	$0.00	$287.84	$7,107.74	$98,849.86



AMERICAN EXPRESS
RETIREMENT PROGRAM

For Period: October 01, 2003 through December 31, 2003

PETER W LINDNER

Transaction History

This section details specific transactions for your Incentive Savings Plan (ISP).

Date	Description	Amount($)	Price($)	Shares/Units
AXP New Dimensions Fund (Y)				
09/30/2003	Opening Balance	$30,319.49	21.890000	1,385.0841
12/18/2003	Dividend	$155.25	23.480000	6.8120
12/31/2003	**Closing Balance**	**$33,233.70**	**23.880000**	**1,391.8961**

Date	Description	Amount($)	Price($)	Shares/Units
AMEX Company Stock Fund				
09/30/2003	Opening Balance	$61,134.79	65.493000	933.4554
11/10/2003	Dividend	$132.59	66.945000	1.9806
12/31/2003	**Closing Balance**	**$65,618.16**	**70.145000**	**935.4360**

American Express Financial Advisors is not a bank and the securities it offers are not backed or guaranteed by any bank, nor are they insured by the FDIC.
American Express mutual funds distributed by American Express Financial Advisors Inc. Other mutual funds made available through American Express Retirement Services, a division of American Express Financial Advisors Inc.
For a prospectus containing more information, call your plan's toll free number. Read each prospectus carefully before investing your money.

Investing in the American Express Company Stock Fund is not the same as purchasing common shares of American Express Company. When you invest in the American Express Company Stock Fund you are purchasing units of a fund. This means you do not actually own American Express Company common shares.

Your investment in the American Express Company Stock Fund will be communicated to you in "units." Each unit represents a share of the entire fund, which is made up of common shares and cash. You may approximate the number of shares your units represent on a particular day by dividing the market value of your American Express Company Stock Fund account by the price per American Express Company common share on such day. Remember, this will only be an approximation because the amount of cash the American Express Company Stock Fund maintains fluctuates according to daily account activity.

Even though you do not own shares of American Express Company, you will have full voting rights for the common shares underlying the units allocated to your ISP account. You will receive proxy materials and other information that is sent to other stockholders. Your shares are voted as you direct when you return the proxy. (See "American Express Company Code of Conduct" on page 25 for important information regarding transfers into and out of the American Express Company Stock Fund.) Neither the American Express Company, the Investment Committee nor any other person is obligated to provide Plan Participants with insider information as this term is defined in Section 16 (a) of the Securities Exchange Act of 1934.

Common shares of the American Express Company may be purchased by the Plan's Trustee in the open market or, if the American Express Company agrees, directly from the American Express Company. Purchases of common shares by the Trustee from the American Express Company, if any, shall be made at not more than the fair market value of such shares at the time of purchase. For this purpose the fair market value is determined by taking the average of the highest and lowest trading price of American Express Company common shares on the NYSE composite tape on the date the shares are traded.

During certain periods, federal securities laws may prevent American Express Company from

This is page

104 (22 of 89)

of

"2006_Amex_SPD_041206.pdf"

and titled

"Retirement Program Summary Plan Descriptions For American Express Employees 2006"

stating that

"Even though you do not own shares of American Express Company, **you will have full voting rights for the common shares underlying the units allocated to your ISP account.** You will receive proxy materials and other information that is sent to other stockholders. Your shares are voted as you direct when you return the proxy."

[emphasis added]

Stephen P Norman
10/02/2006 05:58 PM

To: Harold E Schwartz/AMER/CORP/AEXP@AMEX
cc:
Subject: revised shareholder proposal

fyi
----- Forwarded by Stephen P Norman/AMER/CORP/AEXP on 10/02/06 05:57 PM -----



"Peter Lindner" <nyc10003@nyc.rr.com>
10/02/06 05:48 PM

To: Stephen P Norman/AMER/CORP/AEXP@AMEX
cc:
Subject: revised shareholder proposal

Mr. Norman:

There were 3 objections in your Sep 29 2006 letter (from Harold E Schwartz, Group Counsel). Plus you added the SEC "personal interest" objection. Below I feel I meet your objections.

1. This is to state that I do own over $2,000 market value of American Express shares in my **Amex Company Stock Fund**
which is the ISP fund with a closing balance last year at 10/1/2005 of $78,826.35 for 949.0520 shares.

I am told by the ISP people (Philip) that on page 14 of the "Benefits Handbook" that this means I should have "full voting rights" for the units.

2. I plan to keep well over $2,000 through the next years, including the date of the upcoming Shareholder meeting.

3. I used Microsoft Word to count the number of words in my proposal and got under 500. It was 433 words. In my conversation with you today, you alluded to the section of the Amex bylaws on shareholder proposals which I included -- that is NOT part of my proposal.

However, since it was a confusing format, I re-typed it and attached it here as "Peter Lindner Shareholder Proposal plain c.doc" which has 496 words, assuming you count (as MS Word does) the web links as one word. I can revise it if you wish, and I will revise the wording if you feel that it confusing in any way or if it is too close to the 500 word limit. I'd like to accommodate whatever way you feel this proposal will be successful when accepted, since I want to work with you on this matter.

4. As to the 14A.8 section of SEC rules (attached as a pdf from the SEC), I hereby state that I feel that the proposal I am drafting (or have drafted -- if you don't change it) will have an impact on American Express and other companies (leading by example) in making sure that Codes of Conduct will be more than mere gestures. That is the point of the Enron Code of Conduct -- words must be matched by deeds, and consequences for their actions.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or a designed to result in a benefit to the shareholder, or to further a personal interest, which is nc shareholders at large.



3 attachments to email, Peter Lindner Shareholder Proposal plain c.doc



Shows Peter Lindner Shareholder proposal has 433 words.ppt



SEC rules on shareholder proposal process cfslb14.pdf

American Express's Code of Conduct is a great sounding document that perhaps is not enforced, much like

- the USSR Constitution of 1977, which said:

  "Article 50. In accordance with the interests of the people and in order to strengthen and develop the socialist system, citizens of the USSR are guaranteed freedom of speech, of the press, and of assembly, meetings, street processions and demonstrations."
  http://www.friends-partners.org/oldfriends/constitution/const-ussr1977.html

- the Enron Code of Ethics, which said:

  "Integrity: We work with customers and prospects openly, honestly and sincerely. When we say we will do something, we will do it; when we say we cannot or will not do something, then we won't do it."
  http://www.enron.com/corp/pressroom/responsibility/human_rights_statement.html

- ____ (fill in your own example of hypocrisy).

In particular, American Express employees are told

"Disciplinary action will be taken against any employee who:...
- •deliberately fails to report, or conceals, violations of the Code, or
- •deliberately withholds or misstates relevant information concerning a violation of the Code. ...
- •any leader who, under the circumstances, should have known about a violation by people under his or her supervision, or
- •who did not act promptly to report and correct a violation."

Yet apparently even one of the American Express in-house lawyers (Jan2006) was not familiar with that, nor with the fact that "No waiver of its applicability will be granted under any circumstances." Managers turn a blind eye to infractions, even if they are personally involved.

So, I hereby propose that

- American Express survey
  - American Express's own history using their code of conduct (success, failures) over the past decade and
  - other Fortune 100 (or 500) Companies success/failures , and
  - come back in one year with a revised version of the Code of Conduct that would be more than words, but have rewards and penalties and cause employees to change their actions, specifically:
    - include penalties and rewards for transgressions and good acts, and
    - include a mechanism for doing that (rewards / penalties) with a minimum of bureaucracy, and
    - have the ability to effect change.
- This study project should represent all stakeholders and solicit ideas from outsiders:
  - The study of codes of conduct should be suitably funded with academics, business leaders, shareholders, ethicists, American Express employees from each of 4 different yearly take-home pay grades (lowest 25% to top 25%).
  - Suggestions would be taken over the internet, with a voting / refereed / moderated methodology that would admit outside proposals, while not

letting the process go berserk. (Perhaps outsource the web part of this to Wikipedia or to Sundance or some place that can have chaos in and some reasonable quality out.)

The goal would be a forward-sounding document that would blaze the trail in ethics and in code of conduct, yet would be used, workable, and a would not lead to some bad circumstances that the US has witnessed over the 1990's to the present in Fortune 500 Companies in general and perhaps in American Express..

Shows Peter Lindner Proposal has 433 words

Peter Lindner Shareholder Proposal plain b.doc - Microsoft Word

American Express's Code of Conduct is a great sounding document that perhaps is not enforced, much like

- the USSR Constitution of 1977, which said:

  "Article 50. In accordance with the interests of the people and in order to strengthen and develop the socialist system, citizens of the USSR are guaranteed freedom of speech, of the press, and of assembly, meetings, street processions and demonstrations."
  [illegible]
- the Enron Code of Ethics, which said:

  "Integrity. We work with customers and prospects openly, honestly and sincerely. When we say we will do something, we will do it; when we say we cannot or will not do something, then we won't do it."
  [illegible]
- ____ (fill in your own example of hypocrisy)

In particular, American Express employees are told

"Disciplinary action will be taken against any employee who:...
- deliberately fails to report, or conceals, violations of the Code, or
- deliberately withholds or misstates relevant information concerning a violation of the Code. ...
- any leader who, under the circumstances, should have known about a violation by people under his or her supervision, or
- who did not act promptly to report and correct a violation."

Yet apparently even one of the American Express in-house lawyers (Jan2006) was not familiar with that, nor with the fact that "No waiver of its applicability will be granted under any circumstances." Managers turn a blind eye to infractions, even if they are personally involved. So, I hereby propose that American Express survey their own history of using their code of conduct (success, failures) over the past decade and of Fortune 100 (or 500) Companies, and come back in one year with a revised version that would include penalties and rewards for transgressions and good acts, and with a mechanism for doing that with a minimum of bureaucracy, but with the ability to effect change. This study project should be suitably funded with academics, business leaders, shareholders, ethicists, American Express employees from each of 4 different yearly take-home pay grades (lowest 25% to top 25%). Suggestions would be taken over the internet, with a voting / refereed / moderated methodology that would admit outside proposals, while not letting the process go berserk. (Perhaps outsource the web part of this to Wikipedia or to Sundance or some place that can have chaos in and some reasonable quality out.

The goal would be a forward-sounding document that would blaze the trail in ethics and in code of conduct, yet would be used, workable, and a would not lead to some bad circumstances that I have personally witnessed over the 1990's to the present.

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Revised at 496 words

"Peter Lindner Shareholder Proposal plain c.doc"

Peter Lindner Shareholder Proposal plain c.doc - Microsoft Word

American Express's Code of Conduct is a great sounding document that perhaps is not enforced, much like

- the USSR Constitution of 1977, which said:
  "Article 50. In accordance with the interests of the people and in order to strengthen and develop the socialist system, citizens of the USSR are guaranteed freedom of speech, of the press, and of assembly, meetings, street processions and demonstrations."
  http://www.friends-partners.org/oldfriends/constitution/const-ussr1977.html
- the Enron Code of Ethics, which said:
  "Integrity: We work with customers and prospects openly, honestly and sincerely. When we say we will do something, we will do it; when we say we cannot or will not do something, then we won't do it."
  http://www.enron.com/corp/pressroom/responsibility/human_rights_statement.html
- ____ (fill in your own example of hypocrisy)

In particular, American Express employees are told

"Disciplinary action will be taken against any employee who:...
- deliberately fails to report, or conceals, violations of the Code, or
- deliberately withholds or misstates relevant information concerning a violation of the Code. ...
- any leader who, under the circumstances, should have known about a violation by people under his or her supervision, or
- who did not act promptly to report and correct a violation."

Yet apparently even one of the American Express in-house lawyers (Jan2006) was not familiar with that, nor with the fact that "No waiver of its applicability will be granted under any circumstances." Managers turn a blind eye to infractions, even if they are personally involved.

So, I hereby propose that

- American Express survey
  - American Express's own history using their code of conduct (success, failures) over the past decade and
  - other Fortune 100 (or 500) Companies success/failures , and
  - come back in one year with a revised version of the Code of Conduct that would be more than words, but have rewards and penalties and cause employees to change their actions, specifically.
    - include penalties and rewards for transgressions and good acts, and
    - include a mechanism for doing that (rewards / penalties) with a minimum of bureaucracy, and
    - have the ability to effect change.

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Page 1 Sec 1 1/2

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14 (CF)

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process.

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	Description
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.
Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	**The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.**
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;

- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;

- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and

- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.
14-day notice of defect(s)/ response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is our role in the no-action process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What factors do we consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do we base our determinations solely on the subject matter of the proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses. As shown below, the first and second examples deal with virtually identical proposals,

but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	**Proposal**	**Bases for exclusion that the company cited**	**Date of our response**	**Our response**
PG&E Corp.	Adopt a policy that independent directors are appointed to the audit, compensation and nomination committees.	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view that it could exclude the proposal. PG&E did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. Do we judge the merits of proposals?

No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. Are we required to respond to no-action requests?

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. Will we comment on the subject matter of pending litigation?

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. How do we respond to no-action requests?

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. What is the effect of our no-action response?

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is our role after we issue our no-action response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result of friction between companies and shareholders and their inability to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?

No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What must a company do if, before we have issued a no-action response, the shareholder withdraws the proposal or the company decides to include the proposal in its proxy materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a company wishes to withdraw a no-action request, what information should its withdrawal letter contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy materials;
- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. <u>Questions regarding the eligibility and procedural requirements of the rule</u>.

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. **To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.**

   a. **How do you calculate the market value of the shareholder's securities?**

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

   b. **What type of security must a shareholder own to be eligible to submit a proposal?**

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company

included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal under this circumstance?

Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an

obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above, if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and
- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 – Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. **Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?**

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. **Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?**

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect(s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. **Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?**

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;
- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;
- the shareholder failed to submit a proposal by the company's properly determined deadline; or

- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements.

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements.

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action

request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.

Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other questions that arise under rule 14a-8.

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading,

irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

- If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.

- If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 – which would include any meetings held between January 1, 1999 and December 31, 2001 – would be relevant under rule 14a-8(i)(12).

Examples

A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:

Calendar Year	1997	1998	1999	2000	2001	2002	2003
Voted on?	Yes	No	No	Yes	No	-	-
Percentage	4%	N/A	N/A	4%	N/A	-	-

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?

Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(i).

4. How do we count votes under rule 14a-8(i)(12)?

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?

This percentage is calculated as follows:

$$\frac{\text{Votes For the Proposal}}{\text{(Votes Against the Proposal + Votes For the Proposal)}} = \text{Voting Percentage}$$

Applying this formula to the facts above, the proposal received 62.5% of the vote.

$$\frac{5{,}000}{3{,}000 + 5{,}000} = .625$$

G. How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?

Eligibility and Procedural Issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

   - provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;

   - although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

   - explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and

   - send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

5. Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.

6. Companies that will be submitting multiple no-action requests should submit their requests individually or in small groups rather than waiting and

sending them all at once. We receive the heaviest volume of no-action requests between December and February of each year. Therefore, we are not able to process no-action requests as quickly during this period. Our experience shows that we often receive 70 to 80 no-action requests a week during our peak period and, at most, we can respond to 30 to 40 requests in any given week. Therefore, companies that wait until December through February to submit all of their requests will have to wait longer for a response.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation demonstrating when the shareholder received the notice and any shareholder response to the notice.

8. If a shareholder intends to reply to the company's no-action request, he or she should try to send the reply as soon as possible after the company submits its no-action request.

9. Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests.

10. Due to the significant volume of no-action requests and phone calls we receive during the proxy season, companies should limit their calls to us regarding the status of their no-action request.

11. Shareholders who write to us to object to a company's statement in opposition to the shareholder's proposal also should provide us with copies of the proposal as it will be printed in the company's proxy statement and the company's proposed statement in opposition.

Substantive Issues

1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).

2. When drafting a proposal, shareholders should consider what actions are within a company's power or authority. Proposals often request or require action by the company that would violate law or would not be within the power or authority of the company to implement.

3. When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue. Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position.

H. Conclusion

Whether or not you are familiar with rule 14a-8, we hope that this bulletin helps you gain a better understanding of the rule, the no-action request process and our views on some issues and questions that commonly arise during our review of no-action requests. While not exhaustive, we believe that the bulletin contains information that will assist both companies and shareholders in ensuring that the rule operates more effectively. Please contact us with any questions that you may have regarding information contained in the bulletin.



American Express Company
General Counsel's Office
200 Vesey Street
New York, NY 10285

September 29, 2006

VIA OVERNIGHT COURIER

Mr. Peter W. Lindner
1 Irving Place
Apt. G-23-C
New York, New York 10003

Re: Shareholder Proposal

Dear Mr. Lindner:

I am an attorney in the General Counsel's Office of American Express Company (the "Company"), and as such, I have been asked to respond to your e-mail, dated September 19, 2006, to Gabriella Fitzgerald and Stephen Norman (with a copy to Ronald Stovall), which contained the shareholder proposal that you desire to include in the Company's proxy materials to be prepared in connection with its 2007 annual meeting of shareholders, as well as to your subsequent e-mail, dated September 21, 2006, to Mr. Norman.

The Company believes that your proposal may be excluded from the Company's proxy materials for its 2007 annual meeting of shareholders because it fails to meet the procedural and eligibility requirements of the Securities and Exchange Commission's shareholder proposal rule contained in Rule 14a-8 (the "Shareholder Proposal Rule") promulgated under the Securities Exchange Act of 1934, as amended, as follows:

1. In the September 19th e-mail containing your proposal, you state that you own "2 or more shares" of the Company's stock. Because you are not a record holder of our shares, however, we cannot verify your eligibility to submit a shareholder proposal. Pursuant to the Shareholder Proposal Rule, you must provide us with proof of your eligibility to submit a proposal. The Shareholder Proposal Rule requires that in order to be eligible a shareholder must, among other things, have continuously held the company's securities entitled to be voted on the shareholder proposal for at least one year by the date of submitting the proposal. In addition to the holding period requirement described in the preceding sentence, the Shareholder Proposal Rule also requires that a shareholder must own at least $2,000 in market value of the company's securities. Accordingly, you will need to provide us with a written statement from the record owner(s) of your shares verifying that, at the time you submitted your proposal, you had

continuously held at least *$2,000 in market value* of American Express common stock for *at least one year*.

2. You have not provided us with a written statement that you intend to continue to hold your securities through the date of the upcoming meeting of shareholders, as is required under the Shareholder Proposal Rule.

3. Your proposal and supporting statement, including all exhibits thereto, exceed the 500-word limit afforded by the Shareholder Proposal Rule.

Please note that materials sufficient to correct these defects must be provided to us in a response to the Company's Secretary postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

We note that there may be other aspects of your proposal that would permit the Company to exclude it from the Company's proxy statement in accordance with the Shareholder Proposal Rule, and we reserve the right to omit your proposal for any other reason permitted by the Shareholder Proposal Rule. In addition, please note that the Company intends to seek a "no action" letter from the Staff of the Securities and Exchange Commission that would permit the Company to exclude your proposal from the Company's 2007 proxy statement.

Very truly yours,



Harold E. Schwartz
Group Counsel

cc: Ms. Gabriella P. Fitzgerald
Mr. Stephen P. Norman
Mr. Ronald Stovall



"Peter Lindner"
<nyc10003@nyc.rr.com
>

09/21/2006 04:22 PM

To: Stephen P Norman/AMER/CORP/AEXP@AMEX
cc: Darla C Stuckey/AMER/TRS/AEXP@AMEX, Harold E Schwartz/AMER/CORP/AEXP@AMEX, Jason K Brown/AMER/CORP/AEXP@AMEX
Subject: Re: American Express Shareholder Proposal for the 2006 Annual Meeting to be held 2007

Mr. Norman:

Thanks for your timely response.

I had submitted this **identical** proposal on Wednesday, February 08, 2006 11:40 PM and it was rejected for not being within the correct time window.

Please itemize in which manner my proposal is faulty, and I will correct it to meet your guidelines. I do not wish to have this be rejected again, so please, if there is a person with whom I can meet or talk to on meeting so that it can meet "all the requirements of the US Proxy Rules and will qualify for inclusion in the Company's 2007 proxy materials".

I understand you may wish to reject any and all proposals, but I would like to meet your objections and those of the SEC to make it acceptable to the SEC and then also to you.

I notified the SEC Chief Counsel (212-551-3500) of your letter, and I also spoke to an SEC General Information person (**(202) 942-8088**) who asked me if you had listed what specifically made my proposal in your view to "[fail] to meet the requirements of the Proxy Rules on a number of grounds. " I think that she meant that you were not being responsive by your failure to specifically list the grounds.

Clearly, if there are "N" defects in my proposal, then you should not tell me one of them each year, so that it takes "N" years for this proposal to meet your objections.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

----- Original Message -----
From: Stephen P Norman
To: Peter Lindner
Cc: Darla C Stuckey ; Harold E Schwartz ; Jason K Brown
Sent: Thu., Sep. 21, 2006 3:06 PM
Subject: Re: American Express Shareholder Proposal for the 2006 Annual Meeting to be held 2007

Mr. Lindner,
I can affirm that your proposal has been submitted in a timely fashion to be considered for inclusion in the Company's Proxy Materials for its April 2007 Meeting of Shareholders.
However, I cannot affirm to you that your proposal meets all the requirements of the US Proxy Rules and will qualify for inclusion in the Company's 2007 proxy materials.
I must also tell you that American Express Company will seek the concurrence of the Securities and Exchange Commission staff that your propsal may be ommitted from its 2007 proxy materials because, in our opinion, it fails to meet the requirements of the Proxy Rules on a number of grounds.
Stephen P. Norman

"Peter Lindner"
<nyc10003@nyc.rr.com>

09/19/06 04:32 PM

To: Stephen P Norman/AMER/CORP/AEXP@AMEX
cc: Gabriella P Fitzgerald/EMEA/TRS/AEXP@AMEX, Ronald Stovall/AMER/CORP/AEXP@AMEX
Subject: Re: American Express Shareholder Proposal for the 2006 Annual Meeting to be held 2007

Mr. Norman:

Thanks for taking the time to reply.

Could you confirm that this proposal by me is accepted? That way, there will be no doubt. Otherwise, you may be saying I must submit between Oct 22 - Nov22, 2006. I'd hate to miss the deadline.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

----- Original Message -----
From: Stephen P Norman
To: Peter Lindner
Cc: Gabriella P Fitzgerald ; Ronald Stovall
Sent: Tue., Sep. 19, 2006 3:00 PM
Subject: Re: American Express Shareholder Proposal for the 2006 Annual Meeting to be held 2007

Mr. Lindner,
November 22, 2006 is the deadline for submitting shareholder proposals in connection with the

Company's April 23, 2007 Annual Shareholders' Meeting.
Steve Norman

"Peter Lindner" <
nyc10003@nyc.rr.com>

09/19/06 01:44 PM

To: Gabriella P Fitzgerald/EMEA/TRS/AEXP@AMEX, Stephen P Norman/AMER/CORP/AEXP@AMEX
cc: Ronald Stovall/AMER/CORP/AEXP@AMEX
Subject: American Express Shareholder Proposal for the 2006 Annual Meeting to be held 2007

Sirs:

I am re-sending this Shareholder Proposal for the next annual meeting of 2006 to be held in 2007, since you told me that I had submitted it too late last time. As before, without change, I still own 2 or more shares of Amex stock.

Please contact me by phone and email if (again) my timing is off and give me the two dates (mm/dd/yyyy) when I should send it to you. Alternately, please confirm that this item is on the shareholders voting, and what other information I should provide for distribution.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

----- Original Message -----
From: Peter Lindner
To: gabriella.p.fitzgerald@aexp.com ; stephen.p.norman@aexp.com
Sent: Thu., Feb. 9, 2006 12:50 AM
Subject: Fw: American Express Shareholder Proposal for the 2005 Annual Meeting to be held 2006

Sorry: I should have sent a copy to you two, too.

1. Gabriella P. Fitzgerald
VP Investor Relations
Phone: 212-640-5711
Fax: 212-640-2458
E-mail: gabriella.p.fitzgerald@aexp.com

2. The Secretary's Office
200 Vesey Street
New York, NY 10285
(212) 640-5583

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

----- Original Message -----
From: Peter Lindner
To: ronald.stovall@aexp.com
Sent: Wednesday, February 08, 2006 11:40 PM
Subject: American Express Shareholder Proposal for the 2005 Annual Meeting to be held 2006

Wednesday, February 8, 2006

Investor Relations
Ron Stovall
SVP Investor Relations
Phone: 212-640-5574
Fax: 212-640-2458
E-mail: ronald.stovall@aexp.com

Sirs:

I wish to present a proposal to the American Express shareholders, as allowed in Section 2.9 of the By-Laws of American Express Company (below). Here is my information, as required:

(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,

Description of proposed business: American Express's Code of Conduct is a great sounding document that perhaps is not enforced, much like the USSR Constitution of 1977[i], or the Enron Code of Ethics[ii], ____ (fill in your own example of hypocrisy). In particular, American Express employees are told

"Disciplinary action will be taken against any employee who:...

- deliberately fails to report, or conceals, violations of the Code, or
- deliberately withholds or misstates relevant information concerning a violation of the Code. ...
- any leader who, under the circumstances, should have known about a violation by people under his or her supervision, or
- who did not act promptly to report and correct a violation."

Yet apparently even one of the American Express in-house lawyers (Jan2006) was not familiar with that, nor with the fact that "No waiver of its applicability will be granted under any circumstances." Managers turn a blind eye to infractions, even if they are personally involved. So, I hereby propose that American Express survey their own history of using their code of conduct (success, failures) over the past decade and of Fortune 100 (or 500) Companies, and come back in one year with a revised version that would include penalties and rewards for transgressions and good acts, and with a mechanism for doing that with a minimum of bureaucracy, but with the ability to effect change. This study project should be suitably funded with academics, business leaders, shareholders, ethicists, American Express employees from each of 4 different yearly take-home pay grades (lowest 25% to top 25%). Suggestions would be taken over the internet, with a voting / refereed / moderated methodology that would admit outside proposals, while not letting the process go beserk. (Perhaps outsource the web part of this to Wikipedia or to Sundance or some place that can have chaos in and some reasonable quality out. The goal would be a forward-sounding document that would blaze the trail in ethics and in code of conduct, yet would be used, workable, and a would not lead to some bad circumstances that I have personally witnessed over the 1990's to the present.

(ii) the name and record address of the shareholder proposing such business,

Name: Peter W. Lindner

Address:

1 Irving Place, Apt. G-23-C

NY, NY 10003

(iii) the number of shares of each class of stock of the corporation that are beneficially owned by such shareholder,

I own 2 shares of American Express (AXP) Stock, Cusip #025816109, Settlement Date: 02/09/2006

(iv) any material interest of the shareholder in such business and

I was a former American Express employee, who has had a signed agreement between myself and American Express, which I feel was violated by American Express and which should have been dealt with by American Express, but was not, and should have been alternately handled by the American Express Code of Conduct, but also was not. It still may be settled, or it already may have reached a dead end, or it may go onto litigation.

(v) such other information relating to the proposal that is required to be disclosed in solicitations pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission or other applicable law.

I also own between $20,000 and $200,000 worth of shares that reside in American Express ISP and in American Express Retirement Plan, but am unable to vote those shares, as long as they remain in those two funds, as best I know.

Sincerely yours,

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647

c:\documents and settings\plindner\my documents\my documents\amex_trs\lawsuit on stopping fischer jordan employment\amex bylaws excerpt on shareholders proposals a.doc

Excerpt from **"By-Laws Of American Express Company (A New York Corporation) (as amended through January 24, 2005)"**

Section 2.9 Business To Be Transacted At Shareholders' Meetings.

No business shall be transacted at any annual meeting of shareholders, except as may be (i) specified in the notice of the meeting given by or at the direction of the Board (including, if so specified, any shareholder proposal submitted pursuant to the rules and regulations of the Securities and Exchange Commission),
(ii) otherwise brought before the meeting by or at the direction of the Board or
(iii) otherwise brought before the meeting in accordance with the procedure set forth in the following paragraph, by a shareholder of the corporation entitled to vote at such meeting.

For business to be brought by a shareholder before an annual meeting of shareholders pursuant to clause (iii) above, the shareholder must have given written notice thereof to the Secretary of the corporation, such notice to be received at the principal executive offices of the corporation not less than 90 nor more than 120 days prior to the one year anniversary of the date of the annual meeting of shareholders of the previous year; provided, however, that in the event that the annual meeting of shareholders is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be received at the principal executive offices of the corporation not later than the close of business on the tenth day following the day on which the corporation's notice of the date of the meeting is first given or made to the shareholders or disclosed to the general public (which disclosure may be effected by means of a publicly available filing with the Securities and Exchange Commission), whichever occurs first. A shareholder's notice to the Secretary shall set forth, as to each matter the shareholder proposes to bring before the annual meeting of shareholders,
(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,
(ii) the name and record address of the shareholder proposing such business,
(iii) the number of shares of each class of stock of the corporation that are beneficially owned by such shareholder,

(iv) any material interest of the shareholder in such business and
(v) such other information relating to the proposal that is required to be disclosed in solicitations pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission or other applicable law.

Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at an annual meeting of shareholders except in accordance with the procedures set forth in this Section 2.9; provided, however, that nothing in this Section 2.9 shall be deemed to preclude discussion by any shareholder of any business properly brought before the annual meeting of shareholders in accordance with such procedures. The chairman of an annual meeting of shareholders shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions of this Section 2.9, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the annual meeting of shareholders shall not be transacted.

[i] "Article 50. In accordance with the interests of the people and in order to strengthen and develop the socialist system, citizens of the USSR are guaranteed freedom of speech, of the press, and of assembly, meetings, street processions and demonstrations."
http://www.friends-partners.org/oldfriends/constitution/const-ussr1977.html

[ii] "Integrity: We work with customers and prospects openly, honestly and sincerely. When we say we will do something, we will do it; when we say we cannot or will not do something, then we won't do it."
http://www.enron.com/corp/pressroom/responsibility/human_rights_statement.html

Stephen P Norman

09/21/2006 03:05 PM


To: "Peter Lindner" <nyc10003@nyc.rr.com>
cc: Darla C Stuckey/AMER/TRS/AEXP@AMEX, Harold E Schwartz/AMER/CORP/AEXP@AMEX, Jason K Brown/AMER/CORP/AEXP@AMEX
Subject: Re: American Express Shareholder Proposal for the 2006 Annual Meeting to be held 2007

Mr. Lindner,
I can affirm that your proposal has been submitted in a timely fashion to be considered for inclusion in the Company's Proxy Materials for its April 2007 Meeting of Shareholders.
However, I cannot affirm to you that your proposal meets all the requirements of the US Proxy Rules and will qualify for inclusion in the Company's 2007 proxy materials.
I must also tell you that American Express Company will seek the concurrence of the Securities and Exchange Commission staff that your propsal may be ommitted from its 2007 proxy materials because, in our opinion, it fails to meet the requirements of the Proxy Rules on a number of grounds.
Stephen P. Norman
"Peter Lindner" <nyc10003@nyc.rr.com>



"Peter Lindner" <nyc10003@nyc.rr.com>

09/19/06 04:32 PM

To: Stephen P Norman/AMER/CORP/AEXP@AMEX
cc: Gabriella P Fitzgerald/EMEA/TRS/AEXP@AMEX, Ronald Stovall/AMER/CORP/AEXP@AMEX
Subject: Re: American Express Shareholder Proposal for the 2006 Annual Meeting to be held 2007

Mr. Norman:

Thanks for taking the time to reply.

Could you confirm that this proposal by me is accepted? That way, there will be no doubt. Otherwise, you may be saying I must submit between Oct 22 - Nov22, 2006. I'd hate to miss the deadline.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

----- Original Message -----
From: Stephen P Norman
To: Peter Lindner
Cc: Gabriella P Fitzgerald ; Ronald Stovall
Sent: Tue., Sep. 19, 2006 3:00 PM
Subject: Re: American Express Shareholder Proposal for the 2006 Annual Meeting to be held 2007

Mr. Lindner,
November 22, 2006 is the deadline for submitting shareholder proposals in connection with the Company's April 23, 2007 Annual Shareholders' Meeting.
Steve Norman

"Peter Lindner" <nyc10003@nyc.rr.com>

09/19/06 01:44 PM

To: Gabriella P Fitzgerald/EMEA/TRS/AEXP@AMEX, Stephen P Norman/AMER/CORP/AEXP@AMEX
cc: Ronald Stovall/AMER/CORP/AEXP@AMEX
Subject: American Express Shareholder Proposal for the 2006 Annual Meeting to be held 2007

Sirs:

I am re-sending this Shareholder Proposal for the next annual meeting of 2006 to be held in 2007, since you told me that I had submitted it too late last time. As before, without change, I still own 2 or more shares of Amex stock.

Please contact me by phone and email if (again) my timing is off and give me the two dates (mm/dd/yyyy) when I should send it to you. Alternately, please confirm that this item is on the shareholders voting, and what other information I should provide for distribution.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

----- Original Message -----
From: Peter Lindner
To: gabriella.p.fitzgerald@aexp.com ; stephen.p.norman@aexp.com
Sent: Thu., Feb. 9, 2006 12:50 AM
Subject: Fw: American Express Shareholder Proposal for the 2005 Annual Meeting to be held 2006

Sorry: I should have sent a copy to you two, too.

1. Gabriella P. Fitzgerald
VP Investor Relations
Phone: 212-640-5711

Fax: 212-640-2458
E-mail: gabriella.p.fitzgerald@aexp.com

2. The Secretary's Office
200 Vesey Street
New York, NY 10285
(212) 640-5583
Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962
----- Original Message -----
From: Peter Lindner
To: ronald.stovall@aexp.com
Sent: Wednesday, February 08, 2006 11:40 PM
Subject: American Express Shareholder Proposal for the 2005 Annual Meeting to be held 2006

Wednesday, February 8, 2006

Investor Relations
Ron Stovall
SVP Investor Relations
Phone: 212-640-5574
Fax: 212-640-2458
E-mail: ronald.stovall@aexp.com
Sirs:

I wish to present a proposal to the American Express shareholders, as allowed in Section 2.9 of the By-Laws of American Express Company (below). Here is my information, as required:

(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,
Description of proposed business: American Express's Code of Conduct is a great sounding document that perhaps is not enforced, much like the USSR Constitution of 1977[i], or the Enron Code of Ethics[ii], ____ (fill in your own example of hypocrisy). In particular, American Express employees are told
"Disciplinary action will be taken against any employee who:...

- deliberately fails to report, or conceals, violations of the Code, or
- deliberately withholds or misstates relevant information concerning a violation of the Code. ...
- any leader who, under the circumstances, should have known about a violation by people under his or her supervision, or
- who did not act promptly to report and correct a violation."

Yet apparently even one of the American Express in-house lawyers (Jan2006) was not familiar with that, nor with the fact that "No waiver of its applicability will be granted under any circumstances." Managers turn a blind eye to infractions, even if they are personally involved. So, I hereby propose that American Express survey their own history of using their code of conduct (success, failures) over the past decade and of Fortune 100 (or 500) Companies, and come back in one year with a revised version that would include penalties and rewards for transgressions and good acts, and with a mechanism for doing that with a minimum of bureaucracy, but with the ability to effect change. This study project should be suitably funded with academics, business leaders, shareholders, ethicists, American Express employees from each of 4 different yearly take-home pay grades (lowest 25% to top 25%). Suggestions would be taken over the internet, with a voting / refereed / moderated methodology that would admit outside proposals, while not letting the process go beserk. (Perhaps outsource the web part of this to Wikipedia or to Sundance or some place that can have chaos in and some reasonable quality out. The goal would be a forward-sounding document that would blaze the trail in ethics and in code of conduct, yet would be used, workable, and a would not lead to some bad circumstances that I have personally witnessed over the 1990's to the present.

(ii) the name and record address of the shareholder proposing such business,

Name: Peter W. Lindner

Address:

1 Irving Place, Apt. G-23-C

NY, NY 10003

(iii) the number of shares of each class of stock of the corporation that are beneficially owned by such shareholder,

I own 2 shares of American Express (AXP) Stock, Cusip #025816109, Settlement Date: 02/09/2006

(iv) any material interest of the shareholder in such business and

I was a former American Express employee, who has had a signed agreement between myself and American Express, which I feel was violated by American Express and which should have been dealt with by American Express, but was not, and should have been alternately handled by the American Express Code of Conduct, but also was not. It still may be settled, or it already may have reached a dead end, or it may go onto litigation.

(v) such other information relating to the proposal that is required to be disclosed in solicitations pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission or other applicable law.

I also own between $20,000 and $200,000 worth of shares that reside in American Express ISP and in American Express Retirement Plan, but am unable to vote those shares, as long as they remain in those two funds, as best I know.

Sincerely yours,

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647

c:\documents and settings\plindner\my documents\my documents\amex_trs\lawsuit on stopping fischer jordan employment\amex bylaws excerpt on shareholders proposals a.doc

Excerpt from **"By-Laws Of American Express Company (A New York Corporation) (as amended through January 24, 2005)"**

Section 2.9 Business To Be Transacted At Shareholders' Meetings.

No business shall be transacted at any annual meeting of shareholders, except as may be (i) specified in the notice of the meeting given by or at the direction of the Board (including, if so specified, any shareholder proposal submitted pursuant to the rules and regulations of the Securities and Exchange Commission),
(ii) otherwise brought before the meeting by or at the direction of the Board or
(iii) otherwise brought before the meeting in accordance with the procedure set forth in the following paragraph, by a shareholder of the corporation entitled to vote at such meeting.

For business to be brought by a shareholder before an annual meeting of shareholders pursuant to clause (iii) above, the shareholder must have given written notice thereof to the Secretary of the corporation, such notice to be received at the principal executive offices of the corporation not less than 90 nor more than 120 days prior to the one year anniversary of the date of the annual meeting of shareholders of the previous year; provided, however, that in the event that the annual meeting of shareholders is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be received at the principal executive offices of the corporation not later than the close of business on the tenth day following the day on which the corporation's notice of the date of the meeting is first given or made to the shareholders or disclosed to the general public (which disclosure may be effected by means of a publicly available filing with the Securities and Exchange Commission), whichever occurs first. A shareholder's notice to the Secretary shall set forth, as to each matter the shareholder proposes to bring before the annual meeting of shareholders,
(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,
(ii) the name and record address of the shareholder proposing such business,
(iii) the number of shares of each class of stock of the corporation that are beneficially owned by such shareholder,

(iv) any material interest of the shareholder in such business and
(v) such other information relating to the proposal that is required to be disclosed in solicitations pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission or other applicable law.

Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at an annual meeting of shareholders except in accordance with the procedures set forth in this Section 2.9; provided, however, that nothing in this Section 2.9 shall be deemed to preclude discussion by any shareholder of any business properly brought before the annual meeting of shareholders in accordance with such procedures. The chairman of an annual meeting of shareholders shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions of this Section 2.9, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the annual meeting of shareholders shall not be transacted.

[i] "Article 50. In accordance with the interests of the people and in order to strengthen and develop the socialist system, citizens of the USSR are guaranteed freedom of speech, of the press, and of assembly, meetings, street processions and demonstrations."
http://www.friends-partners.org/oldfriends/constitution/const-ussr1977.html

[ii] "Integrity: We work with customers and prospects openly, honestly and sincerely. When we say we will do something, we will do it; when we say we cannot or will not do something, then we won't do it."
http://www.enron.com/corp/pressroom/responsibility/human_rights_statement.html

Stephen P Norman

09/19/2006 02:59 PM



To: "Peter Lindner" <nyc10003@nyc.rr.com>
cc: Gabriella P Fitzgerald/EMEA/TRS/AEXP@AMEX, Ronald Stovall/AMER/CORP/AEXP@AMEX, (bcc: Harold E Schwartz/AMER/CORP/AEXP)
Subject: Re: American Express Shareholder Proposal for the 2006 Annual Meeting to be held 2007

Mr. Lindner,
November 22, 2006 is the deadline for submitting shareholder proposals in connection with the Company's April 23, 2007 Annual Shareholders' Meeting.
Steve Norman
"Peter Lindner" <nyc10003@nyc.rr.com>



"Peter Lindner" <nyc10003@nyc.rr.com>

09/19/06 01:44 PM

To: Gabriella P Fitzgerald/EMEA/TRS/AEXP@AMEX, Stephen P Norman/AMER/CORP/AEXP@AMEX
cc: Ronald Stovall/AMER/CORP/AEXP@AMEX
Subject: American Express Shareholder Proposal for the 2006 Annual Meeting to be held 2007

Sirs:

I am re-sending this Shareholder Proposal for the next annual meeting of 2006 to be held in 2007, since you told me that I had submitted it too late last time. As before, without change, I still own 2 or more shares of Amex stock.

Please contact me by phone and email if (again) my timing is off and give me the two dates (mm/dd/yyyy) when I should send it to you. Alternately, please confirm that this item is on the shareholders voting, and what other information I should provide for distribution.

Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

----- Original Message -----
From: Peter Lindner
To: gabriella.p.fitzgerald@aexp.com ; stephen.p.norman@aexp.com
Sent: Thu., Feb. 9, 2006 12:50 AM
Subject: Fw: American Express Shareholder Proposal for the 2005 Annual Meeting to be held 2006

Sorry: I should have sent a copy to you two, too.

1. Gabriella P. Fitzgerald

VP Investor Relations
Phone: 212-640-5711
Fax: 212-640-2458
E-mail: gabriella.p.fitzgerald@aexp.com

2. The Secretary's Office
200 Vesey Street
New York, NY 10285
(212) 640-5583
Regards,

Peter

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962
----- Original Message -----
From: Peter Lindner
To: ronald.stovall@aexp.com
Sent: Wednesday, February 08, 2006 11:40 PM
Subject: American Express Shareholder Proposal for the 2005 Annual Meeting to be held 2006

Wednesday, February 8, 2006

Investor Relations
Ron Stovall
SVP Investor Relations
Phone: 212-640-5574
Fax: 212-640-2458
E-mail: ronald.stovall@aexp.com
Sirs:

I wish to present a proposal to the American Express shareholders, as allowed in Section 2.9 of the By-Laws of American Express Company (below). Here is my information, as required:

(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,
Description of proposed business: American Express's Code of Conduct is a great sounding document that perhaps is not enforced, much like the USSR Constitution of 1977[i], or the Enron Code of Ethics[ii], ____ (fill in your own example of hypocrisy). In particular, American Express employees are told

"Disciplinary action will be taken against any employee who:...

- deliberately fails to report, or conceals, violations of the Code, or
- deliberately withholds or misstates relevant information concerning a violation of the Code. ...
- any leader who, under the circumstances, should have known about a violation by people under his or her supervision, or
- who did not act promptly to report and correct a violation."

Yet apparently even one of the American Express in-house lawyers (Jan2006) was not familiar with that, nor with the fact that "No waiver of its applicability will be granted under any circumstances." Managers turn a blind eye to infractions, even if they are personally involved. So, I hereby propose that American Express survey their own history of using their code of conduct (success, failures) over the past decade and of Fortune 100 (or 500) Companies, and come back in one year with a revised version that would include penalties and rewards for transgressions and good acts, and with a mechanism for doing that with a minimum of bureaucracy, but with the ability to effect change. This study project should be suitably funded with academics, business leaders, shareholders, ethicists, American Express employees from each of 4 different yearly take-home pay grades (lowest 25% to top 25%). Suggestions would be taken over the internet, with a voting / refereed / moderated methodology that would admit outside proposals, while not letting the process go beserk. (Perhaps outsource the web part of this to Wikipedia or to Sundance or some place that can have chaos in and some reasonable quality out. The goal would be a forward-sounding document that would blaze the trail in ethics and in code of conduct, yet would be used, workable, and a would not lead to some bad circumstances that I have personally witnessed over the 1990's to the present.

(ii) the name and record address of the shareholder proposing such business,

Name: Peter W. Lindner

Address:

1 Irving Place, Apt. G-23-C

NY, NY 10003

(iii) the number of shares of each class of stock of the corporation that are beneficially owned by such shareholder,

I own 2 shares of American Express (AXP) Stock, Cusip #025816109, Settlement Date: 02/09/2006

(iv) any material interest of the shareholder in such business and

I was a former American Express employee, who has had a signed agreement between myself and American Express, which I feel was violated by American Express and which should have been dealt with by American Express, but was not, and should have been alternately handled by the American Express Code of Conduct, but also was not. It still may be settled, or it already may have reached a dead end, or it may go onto litigation.

(v) such other information relating to the proposal that is required to be disclosed in solicitations pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission or other applicable law.

I also own between $20,000 and $200,000 worth of shares that reside in American Express ISP and in American Express Retirement Plan, but am unable to vote those shares, as long as they remain in those two funds, as best I know.

Sincerely yours,

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647

c:\documents and settings\plindner\my documents\my documents\amex_trs\lawsuit on stopping fischer jordan employment\amex bylaws excerpt on shareholders proposals a.doc

Excerpt from **"By-Laws Of American Express Company (A New York Corporation) (as amended through January 24, 2005)"**

Section 2.9 Business To Be Transacted At Shareholders' Meetings.

No business shall be transacted at any annual meeting of shareholders, except as may be (i) specified in the notice of the meeting given by or at the direction of the Board (including, if so specified, any shareholder proposal submitted pursuant to the rules and regulations of the Securities and Exchange Commission),
(ii) otherwise brought before the meeting by or at the direction of the Board or
(iii) otherwise brought before the meeting in accordance with the procedure set forth in the following paragraph, by a shareholder of the corporation entitled to vote at such meeting.

For business to be brought by a shareholder before an annual meeting of shareholders pursuant to clause (iii) above, the shareholder must have given written notice thereof to the Secretary of the corporation, such notice to be received at the principal executive offices of the corporation not less than 90 nor more than 120 days prior to the one year anniversary of the date of the annual meeting of shareholders of the previous year; provided, however, that in the event that the annual meeting of shareholders is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be received at the principal executive offices of the corporation not later than the close of business on the tenth day following the day on which the corporation's notice of the date of the meeting is first given or made to the shareholders or disclosed to the general public (which disclosure may be effected by means of a publicly available filing with the Securities and Exchange Commission), whichever occurs first. A shareholder's notice to the Secretary shall set forth, as to each matter the shareholder proposes to bring before the annual meeting of shareholders,
(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,
(ii) the name and record address of the shareholder proposing such business,
(iii) the number of shares of each class of stock of the corporation that are beneficially owned by

such shareholder,
(iv) any material interest of the shareholder in such business and
(v) such other information relating to the proposal that is required to be disclosed in solicitations pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission or other applicable law.

Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at an annual meeting of shareholders except in accordance with the procedures set forth in this Section 2.9; provided, however, that nothing in this Section 2.9 shall be deemed to preclude discussion by any shareholder of any business properly brought before the annual meeting of shareholders in accordance with such procedures. The chairman of an annual meeting of shareholders shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions of this Section 2.9, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the annual meeting of shareholders shall not be transacted.

[i] "Article 50. In accordance with the interests of the people and in order to strengthen and develop the socialist system, citizens of the USSR are guaranteed freedom of speech, of the press, and of assembly, meetings, street processions and demonstrations."
http://www.friends-partners.org/oldfriends/constitution/const-ussr1977.html

[ii] "Integrity: We work with customers and prospects openly, honestly and sincerely. When we say we will do something, we will do it; when we say we cannot or will not do something, then we won't do it."
http://www.enron.com/corp/pressroom/responsibility/human_rights_statement.html


AMERICAN
EXPRESS

American Express Company
Three World Financial Center
200 Vesey Street
49th Floor
New York, New York 10285

March 30, 2006

VIA OVERNIGHT COURIER

Mr. Peter W. Lindner
1 Irving Place
Apt. G-23-C
New York, New York 10003

Re: Shareholder Proposal

Dear Mr. Lindner:

I am an attorney in the General Counsel's Office of American Express Company (the "Company"), and as such, I have been asked to respond to your (i) e-mail, dated February 8, 2006, to Ron Stovall, the Company's Senior Vice President – Investor Relations, and (ii) letter, dated February 18, 2006, to Stephen Norman, the Company's Secretary. I have attached to this letter a copy of your e-mail to Mr. Stovall and your letter to Mr. Norman.

You stated in your e-mail to Mr. Stovall that you "wish to present a proposal to the American Express shareholders, as allowed in Section 2.9 of the By-Laws" of the Company. Section 2.9 of the Company's By-Laws requires a shareholder who intends to bring an item of business before an annual meeting of shareholders to do so by notifying the Company's Secretary generally not less than 90 nor more than 120 days prior to the one year anniversary of the date of the previous year's annual meeting, which, in this case, was held on April 27, 2005. Thus, under the Company's By-Laws and as stated in the Company's proxy statement, dated March 10, 2005 (the "2005 Proxy Statement"), that was prepared in connection with the 2005 annual meeting of shareholders, the Company must have received notice of your intention to introduce a proposed item of business at the 2006 annual meeting not later than January 27, 2006. Your e-mail was not only improperly directed to Mr. Stovall (rather than the Company's Secretary), but also it was not received by the Company until February 8, 2006, a full 12 days after the deadline determined under Section 2.9 of the Company's By-Laws. Accordingly, you will not be permitted to present your proposal at the Company's 2006 annual meeting of shareholders, which is scheduled for April 24, 2006.



In addition, in your letter to Mr. Norman you requested that the Company "issue [the proposal included in your e-mail to Mr. Stovall] in the proxy materials for this year's meeting or ... for the April 2007 meeting." As stated in the 2005 Proxy Statement, the deadline for submission by shareholders of proposals for inclusion in the Company's proxy statement for the 2006 annual meeting of shareholders was November 15, 2005. Your letter to Mr. Norman was not sent to the Company (let alone received by it) until February 18, 2006, more than three months after the deadline disclosed in the 2005 Proxy Statement. Accordingly, the Company will not be including your proposal in the proxy statement being prepared in connection with the 2006 annual meeting of shareholders. In addition, please note that the Company intends to seek a "no action" letter from the Staff of the Securities and Exchange Commission that would permit the Company to exclude your proposal from the Company's proxy statement that it expects to prepare in connection with its 2007 annual meeting of shareholders.

Very truly yours,



Harold E. Schwartz
Group Counsel

Attachments

cc: Stephen P. Norman, Esq.
Richard M. Starr, Esq.



Harold E Schwartz
03/30/2006 05:20 PM

To:
cc:
cc:
Subject: American Express Shareholder Proposal for the 2005 Annual Meeting to be held 2006



"Peter Lindner" <nyc10003@nyc.rr.com>
02/08/2006 11:40 PM

To: Ronald Stovall/AMER/CORP/AEXP@AMEX
cc:
Subject: American Express Shareholder Proposal for the 2005 Annual Meeting to be held 2006

Wednesday, February 8, 2006<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

Investor Relations
Ron Stovall
SVP Investor Relations
Phone: 212-640-5574
Fax: 212-640-2458
E-mail: ronald.stovall@aexp.com
Sirs:

I wish to present a proposal to the American Express shareholders, as allowed in Section 2.9 of the By-Laws of American Express Company (below). Here is my information, as required:

(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,
Description of proposed business: American Express's Code of Conduct is a great sounding document that perhaps is not enforced, much like the USSR Constitution of 1977[i], or the Enron Code of Ethics[ii], ____ (fill in your own example of hypocrisy). In particular, American Express employees are told
"Disciplinary action will be taken against any employee who:...

- deliberately fails to report, or conceals, violations of the Code, or
- deliberately withholds or misstates relevant information concerning a violation of the Code. ...
- any leader who, under the circumstances, should have known about a violation by people under his or her supervision, or
- who did not act promptly to report and correct a violation."

Yet apparently even one of the American Express in-house lawyers (Jan2006) was not familiar with that, nor with the fact that "No waiver of its applicability will be granted under any circumstances." Managers turn a blind eye to infractions, even if they are personally involved. So, I hereby propose that American Express survey their own history of using their code of

conduct (success, failures) over the past decade and of Fortune 100 (or 500) Companies, and come back in one year with a revised version that would include penalties and rewards for transgressions and good acts, and with a mechanism for doing that with a minimum of bureaucracy, but with the ability to effect change. This study project should be suitably funded with academics, business leaders, shareholders, ethicists, American Express employees from each of 4 different yearly take-home pay grades (lowest 25% to top 25%). Suggestions would be taken over the internet, with a voting / refereed / moderated methodology that would admit outside proposals, while not letting the process go beserk. (Perhaps outsource the web part of this to Wikipedia or to Sundance or some place that can have chaos in and some reasonable quality out. The goal would be a forward-sounding document that would blaze the trail in ethics and in code of conduct, yet would be used, workable, and a would not lead to some bad circumstances that I have personally witnessed over the 1990's to the present.

(ii) the name and record address of the shareholder proposing such business,

Name: Peter W. Lindner

Address:

<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />1 Irving Place, Apt. G-23-C

NY, NY 10003

(iii) the number of shares of each class of stock of the corporation that are beneficially owned by such shareholder,

I own 2 shares of American Express (AXP) Stock, Cusip #025816109, Settlement Date: 02/09/2006

(iv) any material interest of the shareholder in such business and

I was a former American Express employee, who has had a signed agreement between myself and American Express, which I feel was violated by American Express and which should have been dealt with by American Express, but was not, and should have been alternately handled by the American Express Code of Conduct, but also was not. It still may be settled, or it already may have reached a dead end, or it may go onto litigation.

(v) such other information relating to the proposal that is required to be disclosed in solicitations pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission or other applicable law.

I also own between $20,000 and $200,000 worth of shares that reside in American Express ISP and in American Express Retirement Plan, but am unable to vote those shares, as long as they remain in those two funds, as best I know.

Sincerely yours,

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647

c:\documents and settings\plindner\my documents\my documents\amex_trs\lawsuit on stopping

fischer jordan employment\amex bylaws excerpt on shareholders proposals a.doc

Excerpt from **"By-Laws Of American Express Company (A New York Corporation) (as amended through January 24, 2005)"**

Section 2.9 Business To Be Transacted At Shareholders' Meetings.

No business shall be transacted at any annual meeting of shareholders, except as may be (i) specified in the notice of the meeting given by or at the direction of the Board (including, if so specified, any shareholder proposal submitted pursuant to the rules and regulations of the Securities and Exchange Commission),
(ii) otherwise brought before the meeting by or at the direction of the Board or
(iii) otherwise brought before the meeting in accordance with the procedure set forth in the following paragraph, by a shareholder of the corporation entitled to vote at such meeting.

For business to be brought by a shareholder before an annual meeting of shareholders pursuant to clause (iii) above, the shareholder must have given written notice thereof to the Secretary of the corporation, such notice to be received at the principal executive offices of the corporation not less than 90 nor more than 120 days prior to the one year anniversary of the date of the annual meeting of shareholders of the previous year; provided, however, that in the event that the annual meeting of shareholders is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be received at the principal executive offices of the corporation not later than the close of business on the tenth day following the day on which the corporation's notice of the date of the meeting is first given or made to the shareholders or disclosed to the general public (which disclosure may be effected by means of a publicly available filing with the Securities and Exchange Commission), whichever occurs first. A shareholder's notice to the Secretary shall set forth, as to each matter the shareholder proposes to bring before the annual meeting of shareholders,
(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,
(ii) the name and record address of the shareholder proposing such business,
(iii) the number of shares of each class of stock of the corporation that are beneficially owned by such shareholder,
(iv) any material interest of the shareholder in such business and
(v) such other information relating to the proposal that is required to be disclosed in solicitations pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission or other applicable law.

Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at an annual meeting of shareholders except in accordance with the procedures set forth in this Section 2.9; provided, however, that nothing in this Section 2.9 shall be deemed to preclude discussion by any shareholder of any business properly brought before the annual meeting of shareholders in

accordance with such procedures. The chairman of an annual meeting of shareholders shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions of this Section 2.9, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the annual meeting of shareholders shall not be transacted.

[i] "Article 50. In accordance with the interests of the people and in order to strengthen and develop the socialist system, citizens of the USSR are guaranteed freedom of speech, of the press, and of assembly, meetings, street processions and demonstrations."
http://www.friends-partners.org/oldfriends/constitution/const-ussr1977.html

[ii] "Integrity: We work with customers and prospects openly, honestly and sincerely. When we say we will do something, we will do it; when we say we cannot or will not do something, then we won't do it."
http://www.enron.com/corp/pressroom/responsibility/human_rights_statement.html

Saturday, February 18, 2006

Mr. Stephen P. Norman,
Corporate Secretary
American Express
200 Vesey Street
NY, NY 10285

Via Certified Mail Return Receipt Requested
7004 1160 0006 1759 0577

Dear Mr. Norman,

This is my shareholder's proposal that your assistant Catherine Curran asked that I mail to you since I had previously sent it to Ronald Stovall.

Please schedule an appointment with me so we can resolve any language or wording issues that you wish to correct so that American Express can issue this in the proxy materials for this year's meeting or -- if Ms. Curran is correct in saying this needed to be submitted by Nov 2005 – then for the April 2007 meeting. I am filing this in compliance with Amex By Laws and with the U.S. Securities and Exchange Commission's rules for Shareholder Proposals.

I will try to be responsive to your requests for revisions, since I intend to make a true and factual proposal.

I hereby certify that as a shareholder proponent in this written statement that I intend to continue holding the shares through the date of the company's annual or special meeting and I enclose a copy of my share purchase's Trade Confirmation for my account #: 4116-2697 (referenced below as Cusip #025816109). Moreover, I have continuously owned shares of Amex stock that I purchased as an Amex employee up through 1998 for both the ISP and Pension Plans.

I am also sending a copy to the SEC at:
US SEC
Shareholder Proposal Filing
100 F Street
NE, Washington, DC 20549
as per http://www.sec.gov/info/edgar/ofis.shtml

Sincerely yours,



Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

From: Peter Lindner
To: ronald.stovall@aexp.com
Sent: Wednesday, February 08, 2006 11:40 PM
Subject: American Express Shareholder Proposal for the 2005 Annual Meeting to be held 2006

Wednesday, February 8, 2006

Investor Relations
Ron Stovall
SVP Investor Relations
Phone:212-640-5574
Fax:212-640-2458
E-mail:ronald.stovall@aexp.com
Sirs:

I wish to present a proposal to the American Express shareholders, as allowed in Section 2.9 of the By-Laws of American Express Company (below). Here is my information, as required:

(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,
Description of proposed business: American Express's Code of Conduct is a great sounding document that perhaps is not enforced, much like the USSR Constitution of 1977i[i],or the Enron Code of Ethicsii[ii],____ (fill in your own example of hypocrisy). In particular, American Express employees are told



Yet apparently even one of the American Express in-house lawyers (Jan2006) was not familiar with that, nor with the fact that "No waiver of its applicability will be granted under any circumstances." Managers turn a blind eye to infractions, even if they are personally involved. So, I hereby propose that American Express survey their own history of using their code of conduct (success, failures) over the past decade and of Fortune 100 (or 500) Companies, and come back in one year with a revised version that would include penalties and rewards for transgressions and good acts, and with a mechanism for doing that with a minimum of bureaucracy, but with the ability to effect change. This study project should be suitably funded with academics, business leaders, shareholders, ethicists, American Express employees from each of 4 different yearly take-home pay grades (lowest 25% to top 25%). Suggestions would be taken over the internet, with a voting / refereed / moderated methodology that would admit outside proposals, while not letting the process go berserk. (Perhaps outsource the web part of this to Wikipedia or to Sundance or some place that can have chaos in and some reasonable quality out. The goal would be a forward-sounding document that would blaze the trail in ethics and in code of conduct, yet would be used, workable, and a would not lead to some bad circumstances that I have personally witnessed over the 1990's to the present.
(ii)the name and record address of the shareholder proposing such business,
Name: Peter W. Lindner
Address:
1 IrvingPlace, Apt.G-23-C

NY,NY10003
(iii)the number of shares of each class of stock of the corporation that arebeneficially owned by such shareholder,
I own 2 shares of American Express (AXP) Stock, Cusip #025816109, Settlement Date:02/09/2006
(iv)any material interest of the shareholder in such business and
I was a former American Express employee, who has had a signed agreement between myself and American Express, which I feel was violated by American Express and which should have been dealt with by American Express, but was not, and should have been alternately handled by the American Express Code of Conduct, but also was not. It still may be settled, or it already may have reached a dead end, or it may go onto litigation.
(v)such other information relating to the proposal that is required to be disclosed in solicitations pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission or other applicable law.
I also own between $20,000 and $200,000 worth of shares that reside in American Express ISP and in American Express Retirement Plan, but am unable to vote those shares, as long as they remain in those two funds, as best I know.

Sincerely yours,

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY,NY10003
home: 212-979-9647

Excerpt from**"By-Laws Of American Express Company
(A New YorkCorporation) (as amended through January 24,2005)"**

Section 2.9Business To Be Transacted At Shareholders' Meetings.

No business shall be transacted at any annual meeting of shareholders, except as may be (i) specified in the notice of the meeting given by or at the direction of the Board (including, if so specified, any shareholder proposal submitted pursuant to the rules and regulations of the Securities and Exchange Commission),
(ii)otherwise brought before the meeting by or at the direction of the Board or
(iii)otherwise brought before the meeting in accordance with the procedure set forth in the following paragraph, by a shareholder of the corporation entitled to vote at such meeting.

For business to be brought by a shareholder before an annual meeting of shareholders pursuant to clause (iii) above, the shareholder must have given written notice thereof to the Secretary of the corporation, such notice to be received at the principal executive offices of the corporation not less than 90 nor more than120 days prior to the one year anniversary of the date of the annual meeting of shareholders of the previous year; provided, however, that in the event that the annual meeting of shareholders is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be received at the principal executive offices of the corporation not later than the close of business on the tenth day following the day on which the corporation's notice of the date of the meeting is first given or made to the shareholders or disclosed to the general public (which disclosure may be effected by means of a publicly available filing with the Securities and Exchange Commission), whichever occurs first. A shareholder's notice to the Secretary shall set forth, as to each matter the shareholder proposes to bring before the annual meeting of shareholders,

(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,
(ii)the name and record address of the shareholder proposing such business,
(iii)the number of shares of each class of stock of the corporation that are beneficially owned by such shareholder,
(iv)any material interest of the shareholder in such business and
(v)such other information relating to the proposal that is required to be disclosed in solicitations pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission or other applicable law.

Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at an annual meeting of shareholders except in accordance with the procedures set forth in this Section 2.9; provided, however, that nothing in this Section 2.9 shall be deemed to preclude discussion by any shareholder of any business properly brought before the annual meeting of shareholders in accordance with such procedures. The chairman of an annual meeting of shareholders shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions of this Section 2.9, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the annual meeting of shareholders shall not be transacted.

---

i[i]"Article 50. In accordance with the interests of the people and in order to strengthen and develop the socialist system, citizens of the USSR are guaranteed freedom of speech, of the press, and of assembly, meetings, street processions and demonstrations." http://www.friends-partners.org/oldfriends/constitution/const-ussr1977.html

ii[ii]"Integrity: We work with customers and prospects openly, honestly and sincerely. When we say we will do something, we will do it; when we say we cannot or will not do something, then we won't do it." http://www.enron.com/corp/pressroom/responsibility/human_rights_statement.html

TRADE CONFIRMATION

A.G. EDWARDS & SONS, INC.
One North Jefferson
St. Louis, MO 63103
314/955-3000


EDWARDS

Member SIPC

ACCOUNT #: 4116-2697



A G EDWARDS & SONS C/F
PETER W LINDNER
IRA ACCOUNT
ONE IRVING PLACE
APT G-23C
NEW YORK NY 10003-9709

FINANCIAL CONSULTANT: WILLIAM BENJAMIN FORD

TRADE DATE: 02/06/2006
SETTLEMENT DATE: 02/09/2006

Office Phone Numbers: 541/343-6511
800/688-6511

WE CONFIRM THE FOLLOWING TRANSACTIONS SUBJECT TO THE AGREEMENT ON THE REVERSE SIDE

ACTION	SYMBOL	CUSIP	QUANTITY	PRICE	MARKET	TYPE	AMOUNT	
Bought	AXP	025816109	2	52.34	4	Cash	Principal	104.68
							Commission	16.75
		AMERICAN EXPRESS COMPANY					Transaction Charge	5.00
							Amount	**126.43**

Thank you for your business
-- End of Confirmation --

PLEASE RETAIN FOR YOUR TAX RECORDS.

IF MONEY OR SECURITIES ARE NOT ALREADY IN YOUR ACCOUNT, PLEASE RETURN THIS PORTION WITH YOUR REMITTANCE TO OUR LOCAL OFFICE.

Account Number	Financial Consultant	Office Phone Number
4116-2697	WILLIAM BENJAMIN FORD	541/343-6511

IF MONEY OR SECURITIES ARE NOT ALREADY IN YOUR ACCOUNT PLEASE PAY FOR PURCHASE OR DELIVER SECURITIES BY SETTLEMENT DATE **02/09/06**

PURCHASES	126.43
SALES	
NET AMOUNT	126.43

A G EDWARDS & SONS C/F
PETER W LINDNER
IRA ACCOUNT
ONE IRVING PLACE
APT G-23C
NEW YORK NY 10003-9709

A G EDWARDS & SONS INC
P O BOX 1411
EUGENE OR 97440

☐ IF CHANGE OF ADDRESS REQUIRED, PLEASE CHECK HERE AND COMPLETE REVERSE SIDE.

▲
CHECKS SHOULD BE MADE PAYABLE TO
A. G. EDWARDS & SONS, INC. AND SENT TO THIS ADDRESS

MARKET OR TRANSACTION CODE

1. New York Stock Exchange
2. American Stock Exchange
3. As Agent in the Over-the-Counter Market
4. Chicago Exchange
5. With us as principal
6. With us as broker for another
7. On another exchange
8. With us as principal on primary distribution or secondary distribution
9. With us as principal on investment trust shares

C In this transaction we have acted as agent for both buyer and seller in the Over-the-Counter Market. If a commission was charged to the other party, the amount will be furnished upon written request.
F. Philadelphia Stock Exchange
I. With us as principal, price shown in price field same as reported price, commission same as principal mark-up.
J. American Stock Exchange Options
K. Philadelphia Options Exchange
O. Chicago Board Options Exchange
P. Listed Options Exercised
R. Pacific Stock Exchange Options
S. Pacific Stock Exchange
T. Mutual fund liquidation done at NAV
U. International Securities Exchange
V. Boston Stock Exchange Options
X. An officer(s) or employee(s) of A. G. Edwards & Sons, Inc. is a director of the issuer of the securities involved in this transaction, and A. G. Edwards & Sons, Inc. may be a controlling person of the issuer.

On an Agency transaction, the name of the other broker/dealer or party to the transaction will be furnished upon request.

For Agency and Principal transactions, the time of execution will be furnished upon request.

If the word "unsolicited" appears on a confirmation, that transaction was effected pursuant to an unsolicited order or offer to buy or sell placed by the customer.

In certain transactions, the firm receives remuneration for directing orders to a particular broker, dealer, or market center through which your transaction is executed. Such remuneration is considered compensation to us and the source and amount of any compensation will be disclosed upon request.

If indicated, an odd-lot differential has been charged and that amount will be furnished upon request.

Unless otherwise indicated, we have acted as agent for you in each transaction.

AGREEMENT

Each transaction indicated hereon is made on the following terms to which A. G. Edwards & Sons, Inc. (the firm) and the addressee (the customer) agree:

1. Each transaction is subject to the rules and customs of the market or exchange (and its clearing house, if any) where executed.
2. Actual receipt of securities purchased and actual delivery of securities sold is contemplated by both parties.
3. All securities purchased or received for the customer's account and not paid for in full may be loaned by the firm, may be used by the firm in making deliveries or substitutions, or may be pledged either separately or together with other securities, either for the sum due hereon, or for a greater sum, without retaining for delivery a like amount of similar securities, all without further notice to the customer and with the firm's consent, which is hereby specifically given. These securities are or may be hypothecated under circumstances which will permit the commingling hereof with securities of other customers.
4. The firm may, whenever in its judgment it appears necessary for the firm's protection, and without any further notice to the customer, at public or private sale: (a) buy any or all securities sold by the customer but not received by the firm for delivery; or (b) sell any or all securities purchased by (1) the excess, if any, of the price paid by the broker for securities sold by the customer but not delivered over the price at which the customer sold such securities, and (2) the excess, if any, of the price at which the customer purchased any securities for which the firm did not pay and the price at which the firm sold such securities.
5. All provisions of this contract shall inure to the benefit of any successors of A. G. Edwards & Sons, Inc.

The foregoing shall not be deemed to alter or amend any existing customer's agreement between A. G. Edwards & Sons, Inc. and the addressee.

A. G. EDWARDS & SONS, INC.

MUTUAL FUND PURCHASES

You may be eligible for breakpoint discounts based on the size of your purchase, current holdings or future purchases. The sales charge you paid may differ slightly from the Prospectus disclosed rate due to rounding calculations. Please refer to the Prospectus, Statement of Additional Information, or contact your financial consultant for further information.

DEBT SECURITIES TRANSACTIONS

Call features may exist which could affect yield; complete information will be provided upon request.

FEE

Fee is the amount A. G. Edwards charges you on executed sell orders that is designed to offset charges A. G. Edwards incurs for executing sell orders. The amount of Fee is the rounded equivalent of the amount A. G. Edwards directly or indirectly pays trade reporting market centers where your sell order is executed. Due to rounding differences, A. G. Edwards may collect more or less in Fees from you than it pays to others and these differences are retained or paid for by A. G. Edwards.

CHANGE OF ADDRESS AND/OR PHONE NUMBER NOTICE

PLEASE CHANGE MY ADDRESS TO:

New Address

City and State ZIP Code

Phone Number

CHANGE TO BE MADE IMMEDIATELY OR ON Effective Date

Signature

Saturday, February 18, 2006

Mr. Stephen P. Norman,
Corporate Secretary
American Express
200 Vesey Street
NY, NY 10285

Via Certified Mail Return Receipt Requested
7004 1160 0006 1759 0577

Dear Mr. Norman,

This is my shareholder's proposal that your assistant Catherine Curran asked that I mail to you since I had previously sent it to Ronald Stovall.

Please schedule an appointment with me so we can resolve any language or wording issues that you wish to correct so that American Express can issue this in the proxy materials for this year's meeting or – if Ms. Curran is correct in saying this needed to be submitted by Nov 2005 – then for the April 2007 meeting. I am filing this in compliance with Amex By Laws and with the U.S. Securities and Exchange Commission's rules for Shareholder Proposals.

I will try to be responsive to your requests for revisions, since I intend to make a true and factual proposal.

I hereby certify that as a shareholder proponent in this written statement that I intend to continue holding the shares through the date of the company's annual or special meeting and I enclose a copy of my share purchase's Trade Confirmation for my account #: 4116-2697 (referenced below as Cusip #025816109). Moreover, I have continuously owned shares of Amex stock that I purchased as an Amex employee up through 1998 for both the ISP and Pension Plans.

I am also sending a copy to the SEC at:
US SEC
Shareholder Proposal Filing
100 F Street
NE, Washington, DC 20549
as per http://www.sec.gov/info/edgar/ofis.shtml

Sincerely yours,



Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647
cell: 917-207-4962

From: Peter Lindner
To: ronald.stovall@aexp.com
Sent: Wednesday, February 08, 2006 11:40 PM
Subject: American Express Shareholder Proposal for the 2005 Annual Meeting to be held 2006

Wednesday, February 8, 2006

Investor Relations
Ron Stovall
SVP Investor Relations
Phone:212-640-5574
Fax:212-640-2458
E-mail:ronald.stovall@aexp.com
Sirs:

I wish to present a proposal to the American Express shareholders, as allowed in Section 2.9 of the By-Laws of American Express Company (below). Here is my information, as required:

(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,
Description of proposed business: American Express's Code of Conduct is a great sounding document that perhaps is not enforced, much like the USSR Constitution of 1977i[i],or the Enron Code of Ethicsii[ii],____ (fill in your own example of hypocrisy). In particular, American Express employees are told



Yet apparently even one of the American Express in-house lawyers (Jan2006) was not familiar with that, nor with the fact that "No waiver of its applicability will be granted under any circumstances." Managers turn a blind eye to infractions, even if they are personally involved. So, I hereby propose that American Express survey their own history of using their code of conduct (success, failures) over the past decade and of Fortune 100 (or 500) Companies, and come back in one year with a revised version that would include penalties and rewards for transgressions and good acts, and with a mechanism for doing that with a minimum of bureaucracy, but with the ability to effect change. This study project should be suitably funded with academics, business leaders, shareholders, ethicists, American Express employees from each of 4 different yearly take-home pay grades (lowest 25% to top 25%). Suggestions would be taken over the internet, with a voting / refereed / moderated methodology that would admit outside proposals, while not letting the process go berserk. (Perhaps outsource the web part of this to Wikipedia or to Sundance or some place that can have chaos in and some reasonable quality out. The goal would be a forward-sounding document that would blaze the trail in ethics and in code of conduct, yet would be used, workable, and a would not lead to some bad circumstances that I have personally witnessed over the 1990's to the present.
(ii)the name and record address of the shareholder proposing such business,
Name: Peter W. Lindner
Address:
1 IrvingPlace, Apt.G-23-C

(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,
(ii)the name and record address of the shareholder proposing such business,
(iii)the number of shares of each class of stock of the corporation that are beneficially owned by such shareholder,
(iv)any material interest of the shareholder in such business and
(v)such other information relating to the proposal that is required to be disclosed in solicitations pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission or other applicable law.

Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at an annual meeting of shareholders except in accordance with the procedures set forth in this Section 2.9; provided, however, that nothing in this Section 2.9 shall be deemed to preclude discussion by any shareholder of any business properly brought before the annual meeting of shareholders in accordance with such procedures. The chairman of an annual meeting of shareholders shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions of this Section 2.9, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the annual meeting of shareholders shall not be transacted.

---

i[i]"Article 50. In accordance with the interests of the people and in order to strengthen and develop the socialist system, citizens of the USSR are guaranteed freedom of speech, of the press, and of assembly, meetings, street processions and demonstrations." http://www.friends-partners.org/oldfriends/constitution/const-ussr1977.html

ii[ii]"Integrity: We work with customers and prospects openly, honestly and sincerely. When we say we will do something, we will do it; when we say we cannot or will not do something, then we won't do it." http://www.enron.com/corp/pressroom/responsibility/human_rights_statement.html

TRADE CONFIRMATION

A.G. EDWARDS & SONS, INC.
One North Jefferson
St. Louis, MO 63103
314/955-3000


EDWARDS

Member SIPC

ACCOUNT #: 4116-2697



A G EDWARDS & SONS C/F
PETER W LINDNER
IRA ACCOUNT
ONE IRVING PLACE
APT G-23C
NEW YORK NY 10003-9709

FINANCIAL CONSULTANT: WILLIAM BENJAMIN FORD

TRADE DATE: 02/06/2006
SETTLEMENT DATE: 02/09/2006

Office Phone Numbers: 541/343-6511
800/688-6511

WE CONFIRM THE FOLLOWING TRANSACTIONS SUBJECT TO THE AGREEMENT ON THE REVERSE SIDE

ACTION	SYMBOL	CUSIP	QUANTITY	PRICE	MARKET	TYPE	AMOUNT	
Bought	AXP	025816109	2	52.34	4	Cash	Principal	104.68
							Commission	16.75
		AMERICAN EXPRESS COMPANY					Transaction Charge	5.00
							Amount	**126.43**

Thank you for your business
-- End of Confirmation --

PLEASE RETAIN FOR YOUR TAX RECORDS.

IF MONEY OR SECURITIES ARE NOT ALREADY IN YOUR ACCOUNT, PLEASE RETURN THIS PORTION WITH YOUR REMITTANCE TO OUR LOCAL OFFICE.

Account Number	Financial Consultant	Office Phone Number
4116-2697	WILLIAM BENJAMIN FORD	541/343-6511

IF MONEY OR SECURITIES ARE NOT ALREADY IN YOUR ACCOUNT PLEASE PAY FOR PURCHASE OR DELIVER SECURITIES BY SETTLEMENT DATE 02/09/06

PURCHASES	126.43
SALES	
NET AMOUNT	126.43

A G EDWARDS & SONS C/F
PETER W LINDNER
IRA ACCOUNT
ONE IRVING PLACE
APT G-23C
NEW YORK NY 10003-9709

A G EDWARDS & SONS INC
P O BOX 1411
EUGENE OR 97440

☐ IF CHANGE OF ADDRESS REQUIRED, PLEASE CHECK HERE AND COMPLETE REVERSE SIDE.

CHECKS SHOULD BE MADE PAYABLE TO
A.G. EDWARDS & SONS, INC. AND SENT TO THIS ADDRESS

MARKET OR TRANSACTION CODE

1. New York Stock Exchange
2. American Stock Exchange
3. As Agent in the Over-the-Counter Market
4. Chicago Exchange
5. With us as principal
6. With us as broker for another
7. On another exchange
8. With us as principal on primary distribution or secondary distribution
9. With us as principal on investment trust shares

C In this transaction we have acted as agent for both buyer and seller in the Over-the-Counter Market. If a commission was charged to the other party, the amount will be furnished upon written request.
F. Philadelphia Stock Exchange
I. With us as principal, price shown in price field same as reported price, commission same as principal mark-up.
J. American Stock Exchange Options
K. Philadelphia Options Exchange
O. Chicago Board Options Exchange
P. Listed Options Exercised
R. Pacific Stock Exchange Options
S. Pacific Stock Exchange
T. Mutual fund liquidation done at NAV
U. International Securities Exchange
V. Boston Stock Exchange Options
X. An officer(s) or employee(s) of A. G. Edwards & Sons, Inc. is a director of the issuer of the securities involved in this transaction, and A. G. Edwards & Sons, Inc. may be a controlling person of the issuer.

On an Agency transaction, the name of the other broker/dealer or party to the transaction will be furnished upon request.

For Agency and Principal transactions, the time of execution will be furnished upon request.

If the word "unsolicited" appears on a confirmation, that transaction was effected pursuant to an unsolicited order or offer to buy or sell placed by the customer.

In certain transactions, the firm receives remuneration for directing orders to a particular broker, dealer, or market center through which your transaction is executed. Such remuneration is considered compensation to us and the source and amount of any compensation will be disclosed upon request.

If indicated, an odd-lot differential has been charged and that amount will be furnished upon request.

Unless otherwise indicated, we have acted as agent for you in each transaction.

AGREEMENT

Each transaction indicated hereon is made on the following terms to which A. G. Edwards & Sons, Inc. (the firm) and the addressee (the customer) agree:

1. Each transaction is subject to the rules and customs of the market or exchange (and its clearing house, if any) where executed.
2. Actual receipt of securities purchased and actual delivery of securities sold is contemplated by both parties.
3. All securities purchased or received for the customer's account and not paid for in full may be loaned by the firm, may be used by the firm in making deliveries or substitutions, or may be pledged either separately or together with other securities, either for the sum due hereon, or for a greater sum, without retaining for delivery a like amount of similar securities, all without further notice to the customer and with the firm's consent, which is hereby specifically given. These securities are or may be hypothecated under circumstances which will permit the commingling hereof with securities of other customers.
4. The firm may, whenever in its judgment it appears necessary for the firm's protection, and without any further notice to the customer, at public or private sale: (a) buy any or all securities sold by the customer but not received by the firm for delivery; or (b) sell any or all securities purchased by (1) the excess, if any, of the price paid by the broker for securities sold by the customer but not delivered over the price at which the customer sold such securities, and (2) the excess, if any, of the price at which the customer purchased any securities for which the firm did not pay and the price at which the firm sold such securities.
5. All provisions of this contract shall inure to the benefit of any successors of A. G. Edwards & Sons, Inc.

The foregoing shall not be deemed to alter or amend any existing customer's agreement between A. G. Edwards & Sons, Inc. and the addressee.

A. G. EDWARDS & SONS, INC.

MUTUAL FUND PURCHASES

You may be eligible for breakpoint discounts based on the size of your purchase, current holdings or future purchases. The sales charge you paid may differ slightly from the Prospectus disclosed rate due to rounding calculations. Please refer to the Prospectus, Statement of Additional Information, or contact your financial consultant for further information.

DEBT SECURITIES TRANSACTIONS

Call features may exist which could affect yield; complete information will be provided upon request.

FEE

Fee is the amount A. G. Edwards charges you on executed sell orders that is designed to offset charges A. G. Edwards incurs for executing sell orders. The amount of Fee is the rounded equivalent of the amount A. G. Edwards directly or indirectly pays trade reporting market centers where your sell order is executed. Due to rounding differences, A. G. Edwards may collect more or less in Fees from you than it pays to others and these differences are retained or paid for by A. G. Edwards.

CHANGE OF ADDRESS AND/OR PHONE NUMBER NOTICE

PLEASE CHANGE MY ADDRESS TO:

New Address

City and State ZIP Code

Phone Number

CHANGE TO BE MADE IMMEDIATELY OR ON

Effective Date

Signature



Harold E Schwartz

12/12/2006 04:36 PM

To:
cc:
cc:
Subject: American Express Shareholder Proposal for the 2005 Annual Meeting to be held 2006

----- Forwarded by Ronald Stovall/AMER/CORP/AEXP on 02/09/2006 07:00 AM -----



"Peter Lindner" <nyc10003@nyc.rr.com>

02/08/2006 11:40 PM

To: Ronald Stovall/AMER/CORP/AEXP@AMEX
cc:
Subject: American Express Shareholder Proposal for the 2005 Annual Meeting to be held 2006

Wednesday, February 8, 2006<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

Investor Relations
Ron Stovall
SVP Investor Relations
Phone: 212-640-5574
Fax: 212-640-2458
E-mail: ronald.stovall@aexp.com
Sirs:

I wish to present a proposal to the American Express shareholders, as allowed in Section 2.9 of the By-Laws of American Express Company (below). Here is my information, as required:

(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,

Description of proposed business: American Express's Code of Conduct is a great sounding document that perhaps is not enforced, much like the USSR Constitution of 1977[i], or the Enron Code of Ethics[ii], ____ (fill in your own example of hypocrisy). In particular, American Express employees are told

"Disciplinary action will be taken against any employee who:...

- deliberately fails to report, or conceals, violations of the Code, or
- deliberately withholds or misstates relevant information concerning a violation of the Code. ...
- any leader who, under the circumstances, should have known about a violation by people under his or her supervision, or
- who did not act promptly to report and correct a violation."

Yet apparently even one of the American Express in-house lawyers (Jan2006) was not familiar with that, nor with the fact that "No waiver of its applicability will be granted under any

circumstances." Managers turn a blind eye to infractions, even if they are personally involved. So, I hereby propose that American Express survey their own history of using their code of conduct (success, failures) over the past decade and of Fortune 100 (or 500) Companies, and come back in one year with a revised version that would include penalties and rewards for transgressions and good acts, and with a mechanism for doing that with a minimum of bureaucracy, but with the ability to effect change. This study project should be suitably funded with academics, business leaders, shareholders, ethicists, American Express employees from each of 4 different yearly take-home pay grades (lowest 25% to top 25%). Suggestions would be taken over the internet, with a voting / refereed / moderated methodology that would admit outside proposals, while not letting the process go beserk. (Perhaps outsource the web part of this to Wikipedia or to Sundance or some place that can have chaos in and some reasonable quality out. The goal would be a forward-sounding document that would blaze the trail in ethics and in code of conduct, yet would be used, workable, and a would not lead to some bad circumstances that I have personally witnessed over the 1990's to the present.

(ii) the name and record address of the shareholder proposing such business,

Name: Peter W. Lindner

Address:

<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />1 Irving Place, Apt. G-23-C

NY, NY 10003

(iii) the number of shares of each class of stock of the corporation that are beneficially owned by such shareholder,

I own 2 shares of American Express (AXP) Stock, Cusip #025816109, Settlement Date: 02/09/2006

(iv) any material interest of the shareholder in such business and

I was a former American Express employee, who has had a signed agreement between myself and American Express, which I feel was violated by American Express and which should have been dealt with by American Express, but was not, and should have been alternately handled by the American Express Code of Conduct, but also was not. It still may be settled, or it already may have reached a dead end, or it may go onto litigation.

(v) such other information relating to the proposal that is required to be disclosed in solicitations pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission or other applicable law.

I also own between $20,000 and $200,000 worth of shares that reside in American Express ISP and in American Express Retirement Plan, but am unable to vote those shares, as long as they remain in those two funds, as best I know.

Sincerely yours,

Peter W. Lindner
1 Irving Place, Apt. G-23-C
NY, NY 10003
home: 212-979-9647

c:\documents and settings\plindner\my documents\my documents\amex_trs\lawsuit on stopping fischer jordan employment\amex bylaws excerpt on shareholders proposals a.doc

Excerpt from **"By-Laws Of American Express Company (A New York Corporation) (as amended through January 24, 2005)"**

Section 2.9 Business To Be Transacted At Shareholders' Meetings.

No business shall be transacted at any annual meeting of shareholders, except as may be (i) specified in the notice of the meeting given by or at the direction of the Board (including, if so specified, any shareholder proposal submitted pursuant to the rules and regulations of the Securities and Exchange Commission),
(ii) otherwise brought before the meeting by or at the direction of the Board or
(iii) otherwise brought before the meeting in accordance with the procedure set forth in the following paragraph, by a shareholder of the corporation entitled to vote at such meeting.

For business to be brought by a shareholder before an annual meeting of shareholders pursuant to clause (iii) above, the shareholder must have given written notice thereof to the Secretary of the corporation, such notice to be received at the principal executive offices of the corporation not less than 90 nor more than 120 days prior to the one year anniversary of the date of the annual meeting of shareholders of the previous year; provided, however, that in the event that the annual meeting of shareholders is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder must be received at the principal executive offices of the corporation not later than the close of business on the tenth day following the day on which the corporation's notice of the date of the meeting is first given or made to the shareholders or disclosed to the general public (which disclosure may be effected by means of a publicly available filing with the Securities and Exchange Commission), whichever occurs first. A shareholder's notice to the Secretary shall set forth, as to each matter the shareholder proposes to bring before the annual meeting of shareholders,
(i) a brief description of the business proposed to be brought before the annual meeting of shareholders and of the reasons for bringing such business before the meeting and, if such business includes a proposal to amend either the certificate of incorporation or these by-laws, the text of the proposed amendment,
(ii) the name and record address of the shareholder proposing such business,
(iii) the number of shares of each class of stock of the corporation that are beneficially owned by such shareholder,
(iv) any material interest of the shareholder in such business and
(v) such other information relating to the proposal that is required to be disclosed in solicitations pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission or other applicable law.

Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at an annual meeting of shareholders except in accordance with the procedures set forth in this Section

2.9; provided, however, that nothing in this Section 2.9 shall be deemed to preclude discussion by any shareholder of any business properly brought before the annual meeting of shareholders in accordance with such procedures. The chairman of an annual meeting of shareholders shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions of this Section 2.9, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the annual meeting of shareholders shall not be transacted.

[i] "Article 50. In accordance with the interests of the people and in order to strengthen and develop the socialist system, citizens of the USSR are guaranteed freedom of speech, of the press, and of assembly, meetings, street processions and demonstrations."
http://www.friends-partners.org/oldfriends/constitution/const-ussr1977.html

[ii] "Integrity: We work with customers and prospects openly, honestly and sincerely. When we say we will do something, we will do it; when we say we cannot or will not do something, then we won't do it."
http://www.enron.com/corp/pressroom/responsibility/human_rights_statement.html

PEARCE & LUZ LLP
ATTORNEYS AT LAW
1500 BROADWAY
21ST FLOOR
NEW YORK, N.Y. 10036

DONALD PEARCE
e-mail: donpearce@pearcenluz.com
THOMAS J. LUZ
e-mail: tluz@pearcenluz.com

TELEPHONE
(212) 221-8733
FACSIMILE
(212) 221-8468

January 8, 2007

BY FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Shareholder Proposal of Peter W. Lindner

Ladies and Gentlemen:

We represent Peter W. Lindner. This letter is in response to the letter request of American Express Company ("Amex"), dated December 15, 2006, for the Commission's assurance of no enforcement action if it excludes Mr. Lindner's shareholder proposal of December 30, 2006 ("Proposal") from consideration at Amex's 2007 annual meeting of shareholders. The Commission should deny Amex's request because the Proposal is in the general interest of Amex's shareholders and otherwise satisfies Rule 14a-8. Further, Amex's putative reasons for excluding Mr. Lindner's Proposal are merely pretexts intended to conceal Amex management's animus against Mr. Lindner and to prevent shareholders from enacting a proposal that management views as not being in the interest of management.

The Proposal

The Proposal recommends that Amex amend its Employee Code of Conduct to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. The reason for the proposal is that, in the shareholder's view, Amex does not routinely conduct its business affairs in the ethical manner that would attract customers and employees. Penalties

for non-compliance would improve Amex's business performance and, over time, shareholder value.

Amex has offered three reasons why the Commission should take no action with respect to the exclusion of the Proposal. First, Amex claims that the Proposal would interfere with the Company's ordinary business operations. Second, Amex alleges the Proposal relates to the redress of a personal claim against the Company. Third, Amex alleges that the Proposal contains materially false and misleading statements. As fully set forth below, these reasons lack merit and do not warrant any assurance of no action by the Commission. Amex has the burden of persuading the Commission of the correctness of its position and has failed to carry that burden.

No Redress of Personal Claim

It is no secret that Mr. Lindner and Amex have taken positions adverse, and sometimes hostile, to one another at various times and on various issues. Indeed, Mr. Lindner disclosed that fact in the commentary supporting his Proposal. The mere fact that a shareholder has a disagreement with management does not bar that shareholder from making a proposal at the annual meeting. Amex, however, attempts to parlay the history of the relationship into an imputation that the Proposal represents a redress of personal grievance for Mr. Lindner.

A simple review of the Proposal reveals that no benefit could possibly come to Mr. Lindner from it. First of all, the Proposal is prospective in nature. By contrast, the events that caused Mr. Lindner's dispute with Amex occurred in the past. Therefore, even if the Proposal is approved on a going-forward basis, it would have no effect on Mr. Lindner's dispute. Further, the Proposal relates to the Company's general conduct, both toward the public and internally; it does not specifically refer to any situation, job description, or relationship. Nothing in the Proposal could be interpreted, even remotely, to have any application to Mr. Lindner beyond the general duty he would like to see extended to everyone with whom Amex deals.

Thus, Amex's argument is without merit.

No False Statements, only Opinions

Amex posits that three statements, none of which is in the actual Proposal but rather are in the paragraph entitled "Reasons for bringing such business to the annual meeting," constitute false and misleading statements. The first two, "personal experience and anecdotal evidence show that the Code is frequently breached and never enforced," and "management regards the Code as nothing more than window-dressing for Sarbanes Oxley compliance," are clearly statements of Mr. Lindner's opinion, not fact. Amex takes Mr. Lindner to task for not supplying factual support for his opinion, yet fails to supply any factual support for the

contrary view. As Amex has a burden of proof to carry and has offered none, these statements should be allowed to be presented.

The final statement with which Amex takes issue is "this lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the Company's shares, and warrants attention from the shareholders." Amex does not specify what it finds objectionable about this statement (which also appears to be based, at least in part, on an opinion). Presumably it would agree that lack of adherence to basic principles of conduct would tend to erode confidence in any company, which would then affect its share price. We assume that Amex's objection to the statement is based on the assumption that Amex does not always adhere to its own principles of conduct.

We believe these statements constitute legitimate exercises of opinion and criticism and are unmoved that management's feelings might be bruised by the assertion that their conduct leaves something to be desired. These statements seem to differ little from those allowed by the Commission in American Express Co., (February 23, 2006). The Commission is not the referee of intra-corporate decorum and should not be required to parse clearly political speech to determine whether a position has been overstated. However, because these statements do not appear in the Proposal itself and are not indispensable to the Proposal, they could easily be modified (by adding "in the Shareholder's view," or similar language) or eliminated. The Commission should not be sidetracked by statements that are not necessary to the Proposal and which can be amended by agreement between the parties.

As a final effort under Rule 14a-9, Amex argues that certain components of the Proposal are vague and indefinite, because it does not contain specific guidance for implementation. The Proposal does not contain such directions because it is not the role of shareholders to give such directions to management. The implementation of the policy is for the Board to assign to management in the manner it decides is most appropriate. No doubt, had Mr. Lindner attempted to include such directions, Amex would have objected that such directions intruded on the day-to-day operations of the Company.

No Interference with Day-to-Day Operations

Amex argues that the Proposal would interfere with management's core operational role by constraining management's ability to make disciplinary decisions. In so arguing, Amex subtly misreads the Proposal to state that the mandatory penalties to be included in the Employee Manual shall be determined in part by outside experts. In fact, the Proposal clearly calls for a **compliance review** by Company representatives and outside experts, after which review the Board should determine how to amend the Code. It is indisputably within the Board's mandate to direct management with respect to Employee Ethics and Conduct. Indeed, it is one of the Board's core responsibilities under Delaware law and the laws of the United States to ensure that Amex's business is conducted in accordance with applicable

ethical standards. It is equally indisputable that the Board may direct management to implement certain disciplinary procedures and penalties. These propositions all being true, can it be that shareholders are not empowered to petition the Board to make such directions? Decidedly not. See, American Express Co., (February 23, 2006).

For all of the reason stated above, the Commission should not accede to Amex's request for a no-action letter.

Very truly yours,



Thomas J. Luz

Cc: Harold E. Schwartz, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Express Company
Incoming letter dated December 15, 2006

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END